AR/S

MAR 23



PE 12-31-03

# TURNING POINT



**CLEVELAND-CLIFFS**

2003 Annual Report

## COMPANY PROFILE

**Cleveland-Cliffs Inc is the largest producer of iron ore pellets in North America, selling the majority of its pellets to integrated steel companies in the United States and Canada. Iron ore pellets are the fundamental raw material for these companies, which use blast furnaces to make steel. The Company operates six iron ore mines located in Michigan, Minnesota and Eastern Canada. Cliffs is in its 157th year of service to the steel industry.**

## CORE VALUES

**Safe Production** record production with: lack of injuries....good housekeeping and orderly work areas....well-maintained equipment....proper training and procedures....looking out for and correcting each other....safe conditions, safe behavior....Sentinels of Safety award winner.

**Customer Focus** listening to the customer....being responsive and on time....meeting quality expectations....helping the customer succeed.

**Creating Economic Value** ≫ doing the right things right the first time....elimination of waste and inefficiency....breakthroughs in productivity and technology.

**Bias For Action** getting things done....reduced red tape.... barrierless....call anybody you want....management by fact....plan the work – work the plan.

**Trust, Respect and Open Communication** ≫ open access to information....constructive conflict....delegation to the appropriate level....toleration of failure in pursuit of business success....encouraging and accepting different views....feeling an obligation to explain your actions to those it affects....gender and racial diversity.

**Group and Individual Accountability** behaving in line with our core values....being responsible for our actions....providing plans/standards/expectations....holding yourself and/or the group to a high standard of performance...walk the talk.

**Integrity** ≫ doing what you say you're going to do....no hidden agendas....doing the right thing....being truthful....zero tolerance – not walking away from a situation...be credible.

**Teamwork** ≫ actively involve others in decision making....know when to take a leadership role and when to be an active member....recognize the value of teamwork and the synergy it creates.

**Recognize and Reward Achievement** ≫ celebrating successes....stress training and development....an effective appraisal of performance....giving a simple thank you.

**Environmental Stewardship** ≫ going beyond compliance....being socially responsible....anticipating and addressing potential impacts before they occur....personal accountability....operating to preserve the environment for future generations.

# COMPARATIVE HIGHLIGHTS

| | 2003 | 2002 |
|---|---|---|
| **FINANCIAL** (In Millions, Except Per Share Amounts) | | |
| **FOR THE YEAR:** | | |
| Revenues from Iron Ore Sales and Services | **$825.1** | $586.4 |
| Sales Margin (Loss): | | |
| Total | **(9.9)** | 3.7 |
| Excluding Costs of Production Curtailments | **1.2** | 24.3 |
| (Loss) from Continuing Operations | **(34.9)** | (66.4) |
| (Loss) from Discontinued Operation | | (108.5) |
| Extraordinary Gain | **2.2** | |
| Cumulative Effect of Accounting Changes | | (13.4) |
| Net (Loss): | | |
| Amount | **(32.7)** | (188.3) |
| Per Share | **(3.19)** | (18.62) |
| **AT DECEMBER 31:** | | |
| Cash and Cash Equivalents | **67.8** | 61.8 |
| Less Debt | **(25.0)** | (55.0) |
| Net Cash | **42.8** | 6.8 |
| Shareholders' Equity | **228.1** | 79.3 |
| Per Common Share: | | |
| Book Value | **21.73** | 7.84 |
| Market Value | **50.95** | 19.85 |
| **IRON ORE SALES AND PRODUCTION** (Millions of Gross Tons) | | |
| **CLIFFS' SALES** | **19.2** | 14.7 |
| **PRODUCTION AT CLIFFS' MINES:** | | |
| Cliffs' Share | **18.1** | 14.7 |
| Partners' Share | **12.2** | 13.2 |
| Total Production | **30.3** | 27.9 |

# LETTER TO OUR SHAREHOLDERS

As this letter goes to press, we are experiencing one of the most remarkable periods in the history of the global iron and steel business. The global demand for iron ore is soaring, thanks largely to the amazing economic growth in China and the resultant demand for steel. Virtually all iron ore merchants are sold out for 2004, and Cleveland-Cliffs is no exception.

Our Company is positioned to participate in the global growth of the iron ore business and is aggressively taking advantage of the opportunities. In 2003, for example, we were introduced to Laiwu Steel Group, one of China's premier steel companies, which has been significantly expanding its steelmaking capacity and has a tremendous need for iron ore supplies. Together we formed United Taconite and acquired the assets of EvTac Mining Company, which was not operating and in bankruptcy. Today, the mine is up and running at near full capacity with a streamlined work force and a more efficient cost structure. The mine's pellet production is being used by Cliffs to satisfy its domestic demand and by Laiwu to satisfy its iron ore requirements.

The addition of United Taconite increases Cliffs' managed North American iron ore capacity to 37 million tons, or about 45 percent of total North American capacity. Cliffs' managed tonnage represents about 58 percent of North American iron ore consumption. We manage six of the 11 iron ore mines in North America.

With the acquisition of EvTac and the consolidation of the ownership in our existing mines, Cliffs' own capacity has nearly doubled from about 12 million tons at the end of 2001 to about 22 million tons currently. We had record pellet sales volume of 19.2 million tons in 2003, up 31 percent over 2002. In 2004, we expect to sell our new full capacity of 22 million tons.

There are iron ore companies that are much larger, but arguably none possess the world-class competency of Cleveland-Cliffs to turn low-grade iron ore, or taconite, into high-grade blast furnace pellets. Going forward, we expect that this competency will be in high demand as low-grade ores inevitably become a greater part of global iron ore consumption, just as they have in North America. We are just now starting an assignment for Venezuela's Ferrominera to manage its Minorca pellet plant, with the objective of increasing the output and productivity of this 3 million ton pellet plant.

Encouraging signs notwithstanding, the past few years have been very challenging for Cleveland-Cliffs and our industry as a whole. In fact, a large portion of our iron ore customers today are steel mills that have been acquired out of bankruptcy or have been reorganized. While the process has been difficult, a stronger, better capitalized steel industry has emerged.

Perhaps the best example is International Steel Group, now our largest customer. ISG represents the acquisition of three steel companies out of bankruptcy – all of which were Cliffs' customers or partners. With the expected acquisition of Weirton Steel, ISG will consume approximately 9 million of Cliffs' 22 million tons of sales capacity this year. At its formation, Cliffs invested $13 million in ISG to buy the idled assets of LTV and $13 million more to acquire the assets of Acme and Bethlehem. As of March 1, Cliffs' share of ISG from these investments has a market value of $238 million, including $20 million in our pension plan.

Cliffs has managed through this industry reorganization with skill and innovation. We have carefully controlled our credit exposure and, as a result, have had only minor losses during a period of massive insolvency of our customer base. A good example is Rouge Steel, now Severstal North America. We extended a secured $10 million loan to Rouge Steel in 2002 in return for all of its iron ore business. Now, as Severstal takes over Rouge, we have an exclusive contract for all of Severstal's iron business and have fully recovered our $10 million loan, including interest, from the Rouge estate.

The value of our ISG investment and the $166 million net proceeds from a January 2004 convertible preferred stock issue have restored financial strength to Cleveland-Cliffs. With the stock proceeds, we have paid off all of our remaining debt and contributed funds to our underfunded pension plans. Book net worth, which was as low as $79 million on December 31, 2002, has been increased to about $400 million. We now have the financial position to create additional value for shareholders.



*John S. Brinzo*
*Chairman, President and Chief Executive Officer*

In addition to the important task of reducing liabilities, we believe that Cliffs has a number of exciting investment opportunities. One is the Mesabi Nugget Project, which is in development at our Northshore Mine in Silver Bay, Minnesota. Cliffs has a 48 percent ownership interest in the project, and our other development partners are Steel Dynamics, Kobe Steel, Ferrometrics and the State of Minnesota. While we are taking a very careful approach in evaluating this project, the pilot plant results have been encouraging and we have successfully converted Northshore iron concentrates into high-grade pig iron, which has performed well in electric arc furnace trials. Assuming our last pilot plant campaign is successful, we expect to go ahead with a commercial-sized plant with Steel Dynamics and Kobe Steel. Cliffs' investment would be in the range of $20 million to $50 million, depending on our ownership interest and available financing.

In 2001, your management team began the task of re-making Cliffs from primarily a mine management company and mineral holder to a merchant mining company. Some of this was done out of necessity, as our partners at the time were becoming insolvent and unwilling to perform on their mine obligations. While we have been successful at increasing revenues through consolidation – our total revenues should approximate $1 billion in 2004 – the job of improving our cost structure is ongoing.

Even though we expect our price realizations to improve in 2004, we must still improve our margins. In 2003, we began a program to reduce our operating expenses by at least $35 million, and that program remains on track. Before acquiring United Taconite, we had reduced our U.S. salaried staff by nearly 20 percent, including a 30 percent reduction in our corporate office, and had successfully combined the Empire and Tilden mines in Michigan under a common management and eliminated redundant practices. We call this the "turning point" in how we manage our business for cost effectiveness, and we are dedicated to achieving our goal. In a commodity business, particularly one based on mining low-grade deposits, the job of improving cost effectiveness and productivity can never stop.

While we accomplished much in 2003 – including the formation of United Taconite and the commencement of our cost reduction efforts – we were disappointed by our operating results. High energy costs, unexpected ore quality upsets and even a flood in Michigan adversely affected our bottom line. We are dedicated to improving the competitiveness of our cost structure.

Although we are currently enjoying improved pricing for our pellets, the challenge to protect our future is the unending quest to reduce the cost of operations. The only way we can protect the jobs and benefits of our employees is by being as productive and cost effective as we can be. In 2003, we restructured not only salaried headcount, but also salaried pension and retiree medical benefits. In addition, our lack of profitability meant that salaried employees received no bonus payments. Looking ahead, our labor contracts with the United Steelworkers of America, which represents production and maintenance employees at five of our six operations, must be renegotiated in 2004. To protect jobs and benefits, it is imperative that these new contracts address the growth of pension and medical expense for both active and retired employees, as well as foster improved productivity.

On a positive note, we were very pleased with our safety record in 2003. We have set best-in-class safety objectives for the Company. Our safety performance in 2003, as measured by the MSHA frequency index (Total Reportable Incident rate), represented an improvement of 31 percent over 2002 and 48 percent over 2001. With an overall TRI rate of 2.7 percent, we believe that Cliffs ranks in the upper tier of domestic mining companies in protecting its employees and, in turn, enhancing productivity.

In closing, I want to thank all of our employees for their exceptional efforts in 2003. You have shown, once again, that you are up to the challenge and dedicated to making Cleveland-Cliffs a better company. Continued success can come only with everyone working together as a team.

John S. Brinzo
Chairman, President and Chief Executive Officer
March 1, 2004


Cliffs' Iron Ore Pellet Sales and Cliffs' Share of Total North American Pellet Consumption
Cliffs' Sales Tons (millions)
Cliffs' Market Share
Cliffs' pellet sales
Cliffs' pellet sales as a percent of total North American pellet consumption
25
20
15
10
5
0
40%
30%
20%
10%
1980
1990
2000
2004 est.


Dollars Per Gross Ton
Eastern Canadian World Pellet Price
$45
$42
$39
$36
$33
$30
Eastern Canadian Pellet Price (at 64% iron)
2000
2001
2002
2003
2004

Safe production is a core value at Cleveland-Cliffs Inc – We strive for record production with lack of injuries....good housekeeping and orderly work areas....well-maintained equipment....proper training and procedures....looking out for and correcting each other....safe conditions, safe behavior....Sentinels of Safety award winner.

# Safety Performance 2003

### SAFETY AND HEALTH

Cliffs' safety systems, which reflect the shared commitment of management and employees to the prevention of incidents and illnesses, continue to pay off in improved performance.

Demonstrating this commitment, Cliffs established an ambitious safe production goal of a 50 percent reduction in the reportable incident rate to 2.0 for 2003. Although the target was not achieved, corporatewide safety performance was again the best in Company history.

The frequency rate as defined by the Mine Safety and Health Administration (MSHA) for total reportable incidents (TRI) was 2.72, an improvement of 31 percent from 2002 and 48 percent from 2001. The frequency rate for lost-time incidents (LTI) was 1.4, a 26 percent improvement from 2002 and 48 percent from 2001.

Cliffs' Northshore Mining Company's mine achieved nearly 1,000 consecutive days without a lost-time incident and was first runner-up for the 2001 and 2002 Sentinels of Safety awards based on the number of hours worked. As the oldest established award for mining safety, the Sentinels of Safety program has promoted a commitment to mine safety and to the continuing development of effective incident prevention programs for more than 75 years. Northshore Mining has also won Cliffs' President's Award for Safety the past three years in a row and four of the six years of the award's existence.

Employees at Cliffs' Technology Center celebrated 26 consecutive years without a lost-time incident on January 31, 2004, a remarkable 2.7 million work hours.

LS&I Railroad also had a tremendous year of improved safety – with one reportable injury, one lost work day and a total reportable incident rate of 0.67 in 2003 compared with seven reportable injuries, 119 lost work days and a total reportable incident rate of 4.89 in 2002.

With continued effort and achievements such as these, Cliffs can achieve its goal of being among the industry's safety leaders.

### SAFETY ACCOUNTABILITY AND LEADERSHIP TRAINING

Three years of hard work by the Safety Leadership Team to make safe production a way of life throughout the Company reached a new level in 2003 with implementation of a comprehensive safety-training program. The program consists of a series of five workshops presented over 18 months to develop skills that will help manage the day-to-day safety and incident prevention process.

A workshop on communication was completed at all U.S. operations, and a workshop on incident analysis training is in progress. The three remaining workshops will continue through 2004 and be completed in the first quarter of 2005. Approximately 550 participants, including coordinators, labor committee members, supervisors, managers and top management at each site, are attending the workshops. At the completion of the workshops, all participants will be trained in the Safety Systems of Cliffs.

Meanwhile, safe production training was implemented at the Scully mine in Canada, directed at all supervisors and labor leadership.

Cliffs remains committed to these and other long-term "upstream investments" in incident prevention activities as part of its everyday business. Such investments have resulted in a 57 percent reduction in reportable incidents and a 42 percent reduction in lost-time incidents since the implementation of safe production in 1998.

### SAFETY SYSTEM AUDITS

Cliffs' internal safety audit team is currently developing an audit of the current Cliffs Safety System, which will be implemented in 2004, and an audit to measure the effectiveness of the Safety Accountability and Leadership Training.

### INDUSTRIAL HYGIENE

Employee response continues to be highly favorable to Cliffs' Internet-based, corporatewide material safety data sheet system, which provides immediate online access to product safety information. Employees at U.S. mining operations have also enthusiastically embraced the Company's commitment to ensure compliance with MSHA's Hazard Communications rule.


MSHA Reportable Injury Frequency Rate
(PER 200,000 HOURS WORKED)
Cliffs
Industry
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2.7
1998
1999
2000
2001
2002
2003
INDUSTRY COMPARISON IS TOTAL MINES, MILLS AND SHOPS
(EXCLUDING COAL) AS PUBLISHED BY MSHA


Lost Workday Injury Frequency Rate (LTI)
(PER 200,000 HOURS WORKED)
Cliffs
Industry
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.4
1998
1999
2000
2001
2002
2003
INDUSTRY COMPARISON IS TOTAL MINES, MILLS AND SHOPS
(EXCLUDING COAL) AS PUBLISHED BY MSHA


Average Severity
(PER 200,000 HOURS WORKED)
Cliffs
Industry
80
70
60
50
40
30
20
10
0
34.6
1998
1999
2000
2001
2002
2003
INDUSTRY COMPARISON IS TOTAL MINES, MILLS AND SHOPS
(EXCLUDING COAL) AS PUBLISHED BY MSHA


MSHA Reportable Incidents – Cliffs Mines
2002 vs. 2003
(PER 200,000 HOURS WORKED)
2002
2003
8
7
6
5
4
3
2
1
0
CMMC
Hibbing
N.Shore
Wabush
CLIFFS MINE COMPARISON

## Safety Policy

> Cleveland-Cliffs Inc and associated companies are committed to protecting the occupational health and well being of each employee and to conserve property from loss. Safe practices and a healthful workplace are consistent with efficient operations that produce a high-quality product. Our CORE VALUE of SAFE PRODUCTION is sustainable only through an acceptance of ZERO TOLERANCE FOR RISK. This means everyone doing every job the right way, the safe way every time.

> In fulfilling this commitment, we shall use our best and continuous efforts to maintain a safe and healthful work environment in accordance with sound industry practices and legislative requirements. We shall strive to eliminate hazards that might result in personal injuries, fires, security losses or damage to property by providing the necessary training, encouragement, resources and accountability. Occupational illness prevention shall be accomplished through appropriate industrial hygiene and occupational medical programs, including engineering controls, employee monitoring, health testing and education.

> Safety, occupational health and loss prevention are the responsibility of management and all employees. Elimination of loss and occupational illnesses can only be achieved through the active participation of all employees. It is also the responsibility of management and all employees to identify and correct incidents or conditions with potential for an unsafe or unhealthful workplace, including near-miss incidents. The Safety Department shall assist management in monitoring and implementing this policy.

> Our success in this area is primarily dependent on individual attitudes, practices and accountability. Constant planning, personal awareness, attention to detail and a spirit of cooperation and positive thinking are essential to achieve our stated safety and health goals. Performance will be continuously measured and periodically evaluated to determine areas requiring improvement.

> Every employee must join in a personal commitment to safety, occupational health and loss prevention in all of our activities.

At Cleveland-Cliffs Inc, environmental stewardship is one of our core values. That requires going beyond compliance....being socially responsible....anticipating and addressing potential impacts before they occur....personal accountability....and operating to preserve the environment for future generations.

# Environmental Performance 2003

Cliffs' continued commitment to the pursuit of environmental excellence remained resolute in 2003, and programs were further strengthened toward that end. Under the leadership of Ed Dowling, Executive Vice President-Operations; Jim Trethewey, Senior Vice President-Operations Improvement; and Dave Crouch, Director-Environmental Affairs, the management team continued the Annual Environmental Tour with visits to all Cliffs properties for firsthand reviews of environmental programs and goals with the respective mine management teams.

In addition, the Cliffs Environmental Policy Implementation Team was inaugurated, with each mine represented by both an operations member and an environmental member. The team is focused on facilitating implementation of uniform environmental management systems (EMS), conforming to ISO 14001 protocols, at each of Cliffs' operating properties. The program is patterned after the Northshore Mine's EMS, which has been recommended for ISO 14001 certification by an independent auditor; formal certification is expected early in 2004.

In cooperation with the Minnesota Pollution Control Agency (MPCA), a Voluntary Mercury Reduction Program is continuing at Cliffs' Minnesota mines. MPCA has reported that approximately 90 percent of mercury entering state waters is airborne and originates from outside the state, and that no significant deposition originates from taconite operations.

Meanwhile, a clean fuels technology project being considered at the Northshore Mine in Minnesota would provide a source of low-cost, clean gas for the taconite furnaces as well as other energy requirements. The process would be capable of combusting coal, biomass and other energy sources such as shredded scrap tires that currently are landfilled.

At Cliffs-Erie, a former taconite mine, mill and pellet plant in Minnesota, the Company is conducting reclamation and closure activities in accordance with a state-approved plan. Following the guidelines of sustainable development, Cliffs-Erie is considering various options for renewed uses of the mine and plant site, including mining and processing of base and precious metals utilizing hydrometallurgical procedures, and wind generation of electricity. Cliffs Natural Stone LLC, already in commercial operation, is harvesting uniquely patterned and colored stone from the former mine areas for sale to landscape, greenhouse and masonry markets. Approximately 2,500 tons were shipped during 2003, and a significant increase in sales is forecast for 2004 following enthusiastic response at the Minnesota Landscaping Show.

### CLIFFS ECOLOGICAL PROJECTS

Every Cliffs mine actively reclaims and revegetates areas disturbed by mining activities, in accordance with plans approved by the respective state and provincial agencies. For areas that will no longer be disturbed, this may involve reshaping and contouring, as appropriate, applying soil amendments, mulching, seeding and planting trees. Particular attention is given to wetlands, with preserves established in both Michigan and Minnesota. During 2003, the Michigan Department of Environmental Quality formally registered the 2,300-acre Republic Wetlands Preserve, which was constructed on a former tailings basin and has become the home for numerous species of wildlife.

Elsewhere, the Cliffs Michigan Mining Company has initiated a cooperative program with northern Michigan paper mills to utilize paper mill residual materials as a growth medium on rock stockpiles. These residual materials are rich in organic matter, plant-available nutrients and microbial biomass that make them ideally suited for mine reclamation. This program will have the double advantage of recycling an otherwise waste material that is landfilled and facilitating the establishment of a sustainable soil system and vegetation on rocky stockpiles.

Another innovative reclamation project in Michigan is benefiting from mine reclamation that was conducted at the historic Humboldt Mine in the 1970s. Hybrid aspen trees planted on the tailings basin have thrived and are now providing a source of tree cuttings with superior disease resistance and hardiness that can be used for reclamation at other sites. The goal for 2004 is to harvest 20,000 cuttings to establish nurseries and reclaim mine lands at the Empire and Tilden mines.

The 6,500-acre tailings basin at Hibbing Taconite Company in Minnesota has become the summer home for a population of Canada geese. The basin provides open water for the geese to escape predators, and the acres of beach planted with grasses and grains for control of wind erosion are a good food source. These combined features provide an excellent habitat for geese and other waterfowl. The Minnesota Department of Natural Resources has chosen the Hibbing basin as a banding site for its survey of regional waterfowl populations.

# Environmental Policy

It is the policy of the Company to conduct its affairs in accordance with appropriate best available practices.

To accomplish this, the Company will:

> Adopt standards that build from a foundation of compliance with applicable government laws and regulations, permits and related agreements.

> Establish management systems, standards, programs and procedures within its corporate and operating units for implementation of this policy, and integrate environmental considerations into business planning.

> Inform managers and employees of their responsibility to comply with this policy, and to be sensitive to the effects of the Company's operations on the environment.

> Conduct periodic environmental audits of operating practices to verify compliance with this policy, and identify revisions or improvements required to minimize environmental effects.

> Conduct environmental assessments for all new properties, activities, acquisitions, closures, divestitures and proposed changes in operating procedures.

> Ensure that contractors working on the Company's premises or on properties managed by the Company comply with relevant environmental standards.

> Contribute to the development and administration of technically and economically sound environmental standards and compliance procedures through interaction with professional and trade groups, legislative bodies, regulatory agencies and citizens organizations.

> Establish procedures for the reporting of conditions or incidents with the potential for adverse environmental effects, and responding with appropriate corrective actions. Provision shall be made for the communication of environmental information with the Company's various publics.

**CLEVELAND-CLIFFS INC**
**ENVIRONMENTAL METRICS**

| | 2003 | 2002 |
|---|---|---|
| **Air Emissions Point Sources (a)** | | |
| Total Particulate Matter | 119 | 99 |
| NOx | 804 | 1,009 |
| SO2 | 350 | 410 |
| **Water Discharges Compliance Rate** | | |
| Number of Analyses Passed | 15,142 | 11,945 |
| Number of Analyses Conducted | 15,329 | 12,074 |
| Percent Compliance | 99 | 99 |
| **Releases** | | |
| Volume Spilled (Gallons) | 10,576 | 9,717 |
| Number of Spills | 137 | 130 |
| **Waste Disposal (Tons)** | | |
| Hazardous | 233 | 342 |
| Non-Hazardous | 4,407 | 4,627 |
| Recycled | 17,154 | 12,878 |
| **Reclamation (Acres) (b)** | | |
| Total Final Reclamation | 1,184 | 572 |
| **Environmental Training and Awareness** | | |
| Number of Trainee Hours | 2,427 | 4,363 |
| Number of Employees | 3,956 | 3,858 |
| Number of Env. Awareness Activities | 141 | 149 |
| **Agency Inspections** | | |
| Number of Inspections | 34 | 46 |
| **Notices of Violation** | | |
| Number of Notices | 3 | 3 |

**Notes**

a) Tons per million tons of pellets produced

(b) Includes Cliffs-Erie

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## OVERVIEW

Founded in 1847, Cleveland-Cliffs Inc (including its consolidated subsidiaries, the "Company" or "Cliffs") is the largest producer of iron ore pellets in North America and sells the majority of its pellets to integrated steel companies in the United States and Canada. The Company operates six iron ore mines located in Michigan, Minnesota and Eastern Canada that currently have a rated capacity of 36.9 million tons of iron ore pellet production annually. Based on its percentage ownership in the mines it operates, Cliffs' share of the rated pellet production capacity is currently 22.6 million tons annually, representing approximately 28 percent of total North American annual pellet capacity. The Company sells its share of iron ore production to integrated steel producers, generally pursuant to term supply agreements with various price adjustment provisions. Sales volume under these agreements is largely dependent on customer requirements, and in some cases, Cliffs is the sole supplier of pellets to the customer. Each agreement has a base price that is adjusted over the life of the agreement using one or more adjustment factors. Factors that can adjust price include measures of general industrial inflation, steel prices and the international pellet price.

In past years, Cliffs held a minority interest in the mines it managed, with the majority interest in each mine held by various North American steel companies. Cliffs' earnings were principally comprised of royalties and management fees paid by the partnerships, along with sales of its equity share of the mine pellet production. In recent years, Cliffs has repositioned itself from a manager of iron ore mines on behalf of steel company customers to primarily a merchant of iron ore to those customers by increasing its interests in its mines. The Company's ownership interests in its six North American mines are as follows:

| | Ownership Interest as of December 31, | | |
|---|---|---|---|
| LOCATION AND NAME | **2003** | 2002 | 2001 |
| Michigan (Marquette Range) | | | |
| Empire Iron Mining Partnership | **79.0%** | 79.0% | 46.7% |
| Tilden Mining Company L.C. | **85.0** | 85.0 | 40.0 |
| Minnesota (Mesabi Range) | | | |
| Hibbing Taconite Company – Joint Venture | **23.0** | 23.0 | 15.0 |
| Northshore Mining Company | **100.0** | 100.0 | 100.0 |
| United Taconite LLC | **70.0** | | |
| Canada (Newfoundland and Quebec) | | | |
| Wabush Mines – Joint Venture | **26.8** | 26.8 | 22.8 |

The Company increased its ownership in its mines (other than Northshore and United Taconite) through assumption of liabilities associated with the mine interests. This increased ownership has allowed it to convert its mine partners into customers with term supply agreements. The increased mine ownership has also served to improve the competitiveness of Cliffs' operations by allowing it to make operating and capital decisions faster and more efficiently and enhancing its ability to improve productivity, decrease production costs and continuously improve pellet quality.

Following is a summary of the Company's key operating and financial indicators for the years 2003, 2002 and 2001:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Pellet Sales (Million Tons) | **19.2** | 14.7 | 8.4 |
| Revenues from Iron Ore Sales and Services (Millions)* | **$686.8** | $ 510.8 | $301.5 |
| Pellet Production (Million Tons) | | | |
| Total | **30.3** | 27.9 | 25.4 |
| Company's Share | **18.1** | 14.7 | 7.8 |
| Sales Margin (Loss) | | | |
| Amount (Millions) | **$ (9.9)** | $ 3.7 | $(39.4) |
| Per Ton of Sales | **$ (.53)** | $ .25 | $(4.69) |
| Loss from Continuing Operations | | | |
| Amount (Millions) | **$ (34.9)** | $ (66.4) | $ (19.5) |
| Per Share | **$ (3.40)** | $ (6.58) | $ (1.93) |
| Net Loss | | | |
| Amount (Millions) | **$ (32.7)** | $(188.3) | $(22.9) |
| Per Share | **$ (3.19)** | $(18.62) | $(2.27) |

*The Company also received revenues of $138.3 million, $75.6 million and $17.8 million in 2003, 2002 and 2001, respectively, related to freight and minority interest.

Iron ore pellet sales in 2003 were 19.2 million tons, a 4.5 million ton, or 31 percent increase, from the previous record 14.7 million tons sold in 2002. The sales increase primarily reflects the effect of new and revised agreements initiated in 2002 and 2003 consistent with the Company's increased mine ownerships. Iron ore pellet production for Cliffs' account was 18.1 million tons in 2003 versus 14.7 million tons in 2002. The 3.4 million ton, or 23 percent, increase was largely due to increased mine ownerships and higher production at all mines except Tilden.

The Company's decrease in sales margin from 2002 largely reflects the impact of higher unit production costs due to increased energy rates, higher pension and medical costs, ore throughput difficulties at the Michigan mines in 2003, an equipment outage at the Tilden operation in Michigan in December 2003 and the impact of the decreased valuation of the U.S. dollar on its Canadian operating results. Partially offsetting the cost increases was the increase in sales and production volume.

In July 2003, the Company initiated an action plan to significantly improve operating results by achieving annualized cost savings in excess of $35 million from 2003 projected results. The plan incorporated reduction actions in the areas of employment, energy, services, maintenance and supplies costs during the remainder of 2003 and in 2004, with the impact expected to be fully realized by 2005.

The Company's business is affected by a number of factors, which are described in detail below under "Risks Relating to the Company." As the Company has increased its role as a merchant of iron ore to steel company customers, it has become more dependent on the revenues from its term supply agreements. Because its agreements are largely requirements contracts, those revenues are heavily dependent on customer consumption of iron ore from the Company's mines. Customer requirements may be affected by increased use of iron ore substitutes, including imported semi-finished steel, customer rationalization or financial failure, and decreased North American steel production resulting from increased imports or lower steel consumption.

Further, the Company's sales are concentrated with a relatively few number of customers. Unmitigated loss of sales would have a significantly greater impact on operating results and cash flow than revenue, due to the high level of fixed costs in the iron ore mining business in the near term and the high cost to idle or close mines. In the event of a venture participant's failure to perform, remaining solvent venturers, including the Company, may be required to assume additional fixed costs and record additional material obligations. The premature closure of a mine due to the loss of a significant customer or the failure of a venturer would accelerate substantial employment and mine shutdown costs.

## RESULTS OF OPERATIONS

In 2003, the Company had a net loss of $32.7 million, or $3.19 per share, versus a net loss for the year 2002 of $188.3 million, or $18.62 per share. Following is a summary of results:

| | (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Loss from continuing operations* | **$(34.9)** | $ (66.4) | $(19.5) |
| Loss from discontinued operation** | | (108.5) | (12.7) |
| Loss before extraordinary gain and cumulative effect of accounting changes** | **(34.9)** | (174.9) | (32.2) |
| Extraordinary gain** | **2.2** | | |
| Cumulative effect of accounting changes*** | | (13.4) | 9.3 |
| Net loss | | | |
| – Amount | **$ (32.7)** | $(188.3) | $(22.9) |
| – Per share basic | **$ (3.19)** | $(18.62) | $(2.27) |
| – Per share diluted | **$ (3.19)** | $(18.62) | $(2.27) |
| Average number of shares (in thousands) | | | |
| – Basic | **10,256** | 10,117 | 10,073 |
| – Diluted | **10,256** | 10,117 | 10,073 |
| Earnings (loss) before interest and taxes ("EBIT")* | **$(41.2)** | $(55.5) | $(23.7) |
| Earnings (loss) before interest, taxes, depreciation and amortization ("EBITDA")* | **$(12.2)** | $ (21.6) | $ (.3) |

*Includes charges for impairments of mining assets of $2.6 million in 2003 and $52.7 million in 2002.
**Net of tax and minority interest
***Net of tax

Following is a reconciliation of the Company's EBIT and EBITDA to its "Net cash from operating activities":

| | (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Net cash from operating activities (continuing operations) | **$ 42.7** | $ 40.9 | $ 28.9 |
| Changes in operating assets and liabilities | **5.3** | (12.9) | (39.6) |
| Other non-cash adjustments excluding depreciation and amortization | **(53.9)** | (60.5) | 14.6 |
| Income tax (credit) expense | **(.3)** | 9.1 | (9.2) |
| Interest income | **(10.6)** | (4.8) | (3.8) |
| Interest expense | **4.6** | 6.6 | 8.8 |
| EBITDA | **(12.2)** | (21.6) | (.3) |
| Depreciation and amortization | **(29.0)** | (33.9) | (23.4) |
| EBIT | **$(41.2)** | $(55.5) | $(23.7) |

EBIT and EBITDA are non-GAAP measures utilized by management to measure liquidity.

## 2003 VERSUS 2002

The net loss for the year 2003 was $32.7 million, or $3.19 per share, including an extraordinary gain of $2.2 million related to the United Taconite acquisition of the Eveleth mine assets in Minnesota in December 2003. The net loss in 2002 of $188.3 million, or $18.62 per share, included a loss of $108.5 million from a discontinued operation, and a $13.4 million cumulative effect charge related to a change in the Company's accounting method for recognizing estimated future mine closure obligations.

The loss from continuing operations was $34.9 million, or $3.40 per share, in 2003 versus a loss of $66.4 million or $6.58 per share in 2002. The $31.5 million lower loss reflected improved pre-tax results of $22.1 million and lower income tax expense of $9.4 million principally due to establishing a deferred tax valuation allowance in 2002. The improvement in pre-tax results was primarily due to the $52.7 million charge for the impairment of mining assets in 2002; the impairment charge was $2.6 million in 2003. Partially offsetting the lower impairment charge was a $23.1 million decrease in sales margin, summarized as follows:

| | (IN MILLIONS) | | | |
|---|---|---|---|---|
| | | | Increase (Decrease) | |
| | **2003** | 2002 | Amount | Percent |
| Iron ore pellet sales (tons) | **19.2** | 14.7 | 4.5 | 31% |
| Revenues from iron ore sales and services* | **$686.8** | $510.8 | $176.0 | 34% |
| Cost of goods sold and operating expenses* | | | | |
| Total | **696.7** | 507.1 | 189.6 | 37 |
| Costs of production curtailments | **11.1** | 20.6 | (9.5) | (46) |
| Excluding costs of production curtailments | **685.6** | 486.5 | 199.1 | 41% |
| Sales margin (loss) | | | | |
| Total | **$ (9.9)** | $ 3.7 | $(13.6) | N/M |
| Excluding costs of production curtailments | | | | |
| Amount | **$ 1.2** | $ 24.3 | $(23.1) | (95)% |
| Percent of revenues | **.2%** | 4.8% | (4.6)% | |

*The Company also received revenues and expenses of $138.3 million and $75.6 million in 2003 and 2002, respectively, related to freight and minority interest.

### Revenues from Iron Ore Sales and Services

Revenues from iron ore sales and services were $686.8 million in 2003, an increase of $176.0 million, or 34 percent, from revenues of $510.8 million in 2002. The increase was mainly due to the 4.5 million ton, or 31 percent, increase in pellet sales volume in 2003. The 19.2 million tons sold in 2003 was a record, surpassing the previous record of 14.7 million tons sold in 2002. The increase in revenue also reflected an increase in sales price realization, which resulted from favorable term supply agreement escalation factors and the mix of agreements.

### Cost of Goods Sold and Operating Expenses

Cost of goods sold and operating expenses totaled $696.7 million in 2003, an increase of $189.6 million, or 37 percent, from $507.1 million in 2002. Excluding fixed costs related to production curtailments, 2003 costs and expenses were $199.1 million, or 41 percent, higher than 2002, principally due to increased sales volume and higher unit costs. The unit cost increase reflected higher energy rates, increased pension and medical costs, throughput difficulties at the Michigan mines, an equipment outage at the Tilden operations in Michigan in December 2003 and the impact of the decreased U.S. exchange rate with Canada.

On May 15, 2003, the failure of a dam in the Upper Peninsula of Michigan resulted in flood conditions, which caused production curtailments at the Empire and Tilden mines for approximately five weeks. While the flooding did not directly damage the mines, the mines were idled when Wisconsin Energy Corporation, which supplies electricity to the mines, was forced to shut down its power plant in Marquette, Michigan. The mines returned to full production by the end of June; however, approximately 1.0 million tons of production was lost (Company's share .8 million tons). The Company's share of fixed costs related to the lost production was $11.1 million. The Company is pursuing a business interruption claim under its property insurance program. Production curtailments in 2002, due to market conditions, had a $20.6 million fixed cost effect.

On November 26, 2003, the Tilden mine experienced a crack in a kiln riding ring that required the shutdown of its Unit #2 furnace in the pelletizing plant. As a result of the failure, Tilden's production in 2003 decreased by .3 million tons, resulting in a 2003 loss of approximately $6 million, including the cost of the repair and the cost of accelerating planned 2004 maintenance into December 2003 to coincide with the riding ring repair. Year 2004 production is not expected to be significantly affected by the failure.

### Sales Margin (Loss)

Sales margin in 2003 was a loss of $9.9 million versus a sales margin of $3.7 million in 2002. Excluding fixed costs related to production curtailments, the sales margin was $1.2 million in 2003 versus $24.3 million in 2002. The decrease in sales margin in 2003 reflected increased unit production costs partially offset by higher production and sales volume and increased sales realization.

### Other Revenues

Royalties and management fees from partners were $10.6 million in 2003, a decrease of $1.6 million from 2002. The decrease was principally due to the whole year effect of the Company's increased ownership in mines in 2002, partially offset by increased production.

Interest income of $10.6 million in 2003 was $5.8 million above 2002 income of $4.8 million. The increase primarily reflected interest on the long-term receivables from Ispat Inland Inc ("Ispat") and Rouge Industries Inc. ("Rouge").

Other income of $11.4 million in 2003 was $2.3 million less than 2002. The decrease reflected two insurance recoveries in 2002 totaling $3.5 million, partially offset by higher sales of non-strategic assets in 2003.

### Impairment of Mining Assets

As a result of increasing production costs at Empire mine, revised economic mine planning studies were completed in the fourth quarter of 2002 and updated in the fourth quarter of 2003. Based on the outcome of these studies, the ore reserve estimates at Empire were reduced from 116 million tons at December 31, 2001 to 63 million tons at December 31, 2002 and 29 million tons at December 31, 2003. The

Company concluded that the assets of Empire were impaired as of December 31, 2002, based on an undiscounted probability-weighted cash flow analysis. The Company recorded an impairment charge of $52.7 million to write off the carrying value of the long-lived assets of Empire. In 2003, the Company recorded an additional impairment charge of $2.6 million for current year's fixed asset additions. Studies are ongoing to identify the optimum production rate and consequently the mine life for Empire. An evaluation of satellite mineral resources has also been initiated for potential addition to Empire's reserve base.

### Administrative, Selling and General Expenses

Administrative, selling and general expenses in 2003 were $25.1 million, an increase of $1.3 million from 2002. The increase primarily reflects higher professional fees related to financing and business development activities and higher stock-based compensation partially offset by lower employment costs and incentive compensation. The increase in stock-based compensation of $4.3 million principally reflected the approximate 157 percent increase in the Company's common share price in 2003.

### Restructuring Charge

In the third quarter 2003, the Company initiated a salaried reduction program as part of its cost reduction initiatives. The action resulted in a reduction of 136 staff employees at its corporate, central services and various mining operations, which represented an approximate 20 percent decrease in salaried work force at the Company's U.S. operations (prior to the acquisition of United Taconite). Accordingly, the Company recorded a restructuring charge of $8.7 million in 2003. The charge is principally related to severance, pension and health care benefits with less than $1.6 million requiring cash funding in 2003.

### Provision for Customer Bankruptcy Exposure

As noted in "Risks Relating to the Company," three of the Company's significant customers petitioned for protection under chapter 11 of the U.S. Bankruptcy Code in 2003. As a result, the Company recorded reserves totaling $7.5 million in the second and third quarters of 2003 related to its bankruptcy exposures.

### Other Expenses

Interest expense was $4.6 million in 2003, a decrease of $2.0 million from 2002 interest expense of $6.6 million. The decrease principally reflected lower average borrowing due to the repayment and cancellation of the Company's $100 million revolving credit facility in October 2002 and repayment of a portion of the senior unsecured notes. The Company made senior unsecured note repayments of $15 million in December 2002, $5 million in June 2003, $25 million in December 2003 and the $25 million balance early in 2004.

Other expenses were $9.4 million in 2003, an increase of $1.5 million from 2002 expenses of $7.9 million. The increase primarily reflected coal retiree expense of $2.0 million, an increase in the Company's litigation reserves of $.5 million and higher state and local taxes of $.4 million, partially offset by lower debt restructuring fees.

### Income Taxes

In the third quarter of 2002, the Company recorded a valuation allowance to fully reserve its net deferred tax assets in recognition of uncertainty regarding their realization. In 2003, the Company increased its deferred tax valuation allowance by $2.1 million to $122.7 million to offset increases in the deferred tax assets. The Company recorded an income tax credit of $.3 million, which was attributable to qualifying for a special refund of taxes paid in prior years, $.9 million, partially offset by foreign, state and local taxes. The $9.1 million net tax expense in 2002 reflected the recognition of the valuation allowance net of a $4.4 million favorable adjustment of prior years' tax liabilities. The Company's deferred tax assets include significant net operating loss carryforwards, including a $12.3 million loss carryforward for alternative minimum tax purposes generated in 2003.

If in the future it is determined that it is more likely than not that some or all of the net deferred tax assets will be realized, a reversal of the valuation allowance will be made. This reversal would increase income in the period such determination is made.

### Extraordinary Gain

Effective December 1, 2003, United Taconite, a newly formed company owned 70 percent by a subsidiary of the Company and 30 percent by a subsidiary of Laiwu Steel Group Limited ("Laiwu") of China, purchased the assets of Eveleth Mines LLC in Minnesota. The purchase price was $3.0 million plus the assumption of certain liabilities, primarily mine closure-related environmental obligations. As a result of this transaction and in accordance with the provisions of FAS 141, the Company, after assigning appropriate values to assets acquired and liabilities assumed, was required to record an "extraordinary gain" of $2.2 million, net of $.5 million tax and $1.2 million minority interest.

## 2002 VERSUS 2001

The net loss for the year 2002 was $188.3 million, or $18.62 per share, including a loss of $108.5 million from a discontinued operation, a $13.4 million cumulative effect charge related to a change in the Company's accounting method for recognizing estimated future mine closure obligations, and a $52.7 million charge for the impairment of mining assets. The net loss in 2001 of $22.9 million, or $2.27 per share, included a loss from the discontinued operation of $12.7 million and an after-tax credit to income of $9.3 million ($14.3 million pre-tax) related to a change in the Company's accounting method for recognizing gains and losses on pension investments.

The loss before asset impairment, discontinued operation and the cumulative effect of accounting changes was $13.7 million in 2002 versus $19.5 million in 2001. The $5.8 million lower loss reflected improved pre-tax results of $24.1 million partially offset by increased income tax expense, primarily due to establishing a deferred tax valuation allowance in 2002. The improved pre-tax results largely reflect higher sales margins, as follows:

| | (IN MILLIONS) | | Increase (Decrease) | |
|---|---|---|---|---|
| | 2002 | 2001 | Amount | Percent |
| Iron ore pellet sales (tons) | 14.7 | 8.4 | 6.3 | 75% |
| Revenues from iron ore sales and services* | $510.8 | $301.5 | $209.3 | 69% |
| Cost of goods sold and operating expenses* | | | | |
| Total | 507.1 | 340.9 | 166.2 | 49 |
| Costs of production curtailments | 20.6 | 48.0 | (27.4) | (57) |
| Excluding costs of production curtailments | 486.5 | 292.9 | 193.6 | 66% |
| Sales margin (loss) | | | | |
| Total | $ 3.7 | $(39.4) | $ 43.1 | N/M |
| Excluding costs of production curtailments | | | | |
| Amount | $ 24.3 | $ 8.6 | $ 15.7 | 182% |
| Percent of revenues | 4.8% | 2.9% | 1.9% | |

*The Company also received revenues and expenses of $75.6 million and $17.8 million in 2002 and 2001, respectively, related to freight and minority interest.

### Revenues from Iron Ore Sales and Services

Revenues from iron ore sales and services were $510.8 million in 2002, an increase of $209.3 million or 69 percent, from revenues of $301.5 million in 2001. The increase was mainly due to the 6.3 million ton, or 75 percent, increase in pellet sales volume in 2002.

### Cost of Goods Sold and Operating Expenses

Cost of goods sold and operating expenses totaled $507.1 million in 2002, an increase of $166.2 million, or 49 percent, from $340.9 million in 2001. Excluding fixed costs related to production curtailments, 2002 costs and expenses were $193.6 million, or 66 percent, higher than 2001, due to higher sales volume.

### Sales Margin

Sales margin in 2002 was $3.7 million compared to a negative sales margin of $39.4 million in 2001. Excluding fixed costs related to production curtailments, the sales margin was $24.3 million, or 4.8 percent of revenues in 2002, versus $8.6 million or 2.9 percent of revenues, in 2001. The improved sales margin in 2002 reflected operating at a higher percent of capacity and lower costs excluding the impact of production curtailments.

### Other Revenues

Royalties and management fees from partners were $12.2 million in 2002, a decrease of $17.6 million from 2001. The decrease in these revenues, which results from Cliffs' strategy of converting mine partners into customers, was largely attributable to the acquisition of Algoma's 45 percent interest in the Tilden mine in 2002. The loss of LTV as a partner in Empire and reduced production at Empire in 2002 also contributed to the decrease.

Interest income of $4.8 million in 2002 was $1.0 million above 2001 income of $3.8 million. The increase reflected higher average cash balances in 2002 and interest earned on "Long-term receivables." Partly offsetting was the impact of lower short-term interest rates in 2002.

Insurance recoveries in 2002 include a $1.8 million insurance recovery on a 1999 business interruption claim relating to the loss of more than 1 million tons of pellet sales to Rouge as a result of an explosion at the power plant that supplied Rouge. This finalized the claim, resulting in a total recovery of $17.5 million, of which $15.3 million occurred in 2000 and $.4 million in 2001. Additionally, in 2002 the Company settled with an insurance provider covering certain environmental sites, resulting in a $1.7 million recovery.

### Administrative, Selling and General Expenses

Administrative, selling and general expenses were $23.8 million in 2002, an increase of $8.6 million from expenses of $15.2 million in 2001. The increase in 2002 expenses was mainly due to higher pension expense, increased medical and other postretirement benefits, and higher incentive compensation.

### Other Expenses

Interest expense was $6.6 million in 2002, a decrease of $2.2 million from 2001 interest expense of $8.8 million. The decrease was due to lower interest rates and lower average borrowings under the revolving credit facility, which was terminated in October 2002. Both years include $4.9 million of interest expense on the senior unsecured notes.

Other expenses were $7.9 million in 2002, an increase of $4.5 million from 2001 expenses of $3.4 million. The increase was primarily due to higher business development costs, primarily expenditures on the Mesabi Nugget Project and higher debt restructuring fees, in 2002.

### Discontinued Operation

In the fourth quarter of 2002, Cliffs exited the ferrous metallics business and abandoned its 82 percent investment in Cliffs and Associates Limited ("CAL"), an HBI facility located in Trinidad and Tobago. For the year 2002, Cliffs reported a loss from discontinued operation of $108.5 million, consisting of $97.4 million ($95.7 million in the third quarter) of impairment charges and $11.1 million of idle expense, compared to a $19.6 million pre-tax ($12.7 million after-tax) expense in 2001. CAL operated for a portion of the year 2001 and generated net sales of $11.1 million. No expense was recorded in 2003. The Company expects CAL to be liquidated and, accordingly, has reflected no ongoing obligations of CAL.

### Cumulative Effect of Accounting Changes

Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 143, "Asset Retirement Obligations." The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period incurred. As a result of the change in accounting method, the Company recorded a cumulative effect non-cash charge of $13.4 million, recognized on January 1, 2002, to provide for contractual and legal obligations associated with the eventual closure of its mining operations.

Effective January 1, 2001, the Company changed its method of accounting for gains and losses on pension assets for the calculation of net periodic pension cost. Under the new accounting method, the market value of plan assets reflects unrealized gains and losses from current year performance in the succeeding year. Previously, the Company deferred realized and unrealized gains and losses, recognizing them over a five-year period. The cumulative effect of the accounting change was a non-cash credit to income of $9.3 million ($14.3 million pre-tax) recognized on January 1, 2001.

### Cash Flow and Liquidity

At December 31, 2003, the Company had cash and cash equivalents of $67.8 million. Following is a summary of 2003 cash flow activity:

| | (IN MILLIONS) |
|---|---|
| Net cash flow from operating activities | **$ 42.7** |
| Repayment of long-term debt | **(30.0)** |
| Capital expenditures | **(21.6)** |
| Proceeds from sale of assets | **8.9** |
| Proceeds from stock options | **6.0** |
| Purchase of EVTAC assets | **(2.0)** |
| Other | **2.0** |
| Increase in cash and cash equivalents | **$ 6.0** |

Following is a summary of key liquidity measures:

| | AT DECEMBER 31 (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Cash and cash equivalents | **$ 67.8** | $ 61.8 | $183.8 |
| Debt | **(25.0)** | (55.0) | (170.0) |
| Net cash | **$ 42.8** | $ 6.8 | $ 13.8 |
| Working capital | **$ 87.4** | $ 95.7 | $172.9 |
| EBIT* | **$(41.2)** | $(55.5) | $(23.7) |
| EBITDA* | **$(12.2)** | $(21.6) | $ (.3) |

*Includes charges for impairments of mining assets of $2.6 million in 2003 and $52.7 million in 2002.

The Company made principal repayments on its senior unsecured notes of $15.0 million in December 2002, $5.0 million in June 2003, $25.0 million in December 2003 and the $25.0 million balance in early 2004. In October 2002, the Company repaid its $100 million revolving credit facility and terminated the agreement. During the fourth quarter of 2003, the Company realized $6.0 million from the exercise of stock options. A total of 180,000 shares were issued from treasury stock.

The Company anticipates that its share of capital expenditures related to the iron ore business, which was $21.6 million in 2003, will increase to approximately $35 million in 2004. The Company expects to fund its capital expenditures from available cash and current operations.

### Subsequent Event – Issuance of Preferred Stock

In January 2004, the Company completed a private offering of $172.5 million of redeemable cumulative convertible perpetual preferred stock. The preferred stock will pay cash dividends at a rate of 3.25 percent per annum. The shares of preferred stock are convertible into the Company's common shares at an initial conversion rate of 16.1290 common shares per share of preferred stock, which is equivalent to an initial conversion price $62.00 per common share, subject to adjustment in certain circumstances. The Company may also exchange this preferred stock for convertible subordinated debentures in certain circumstances. The Company expects the net proceeds after offering expenses to be approximately $166 million. A portion of the proceeds was utilized to repay the remaining $25.0 million of the Company's senior unsecured notes early in 2004; the Company has used approximately $23 million to fund its underfunded salaried pension plan and intends to use some additional amounts for other pension obligations in 2004. The Company expects to use any remaining proceeds of the offering for working capital and general corporate purposes, including capital expenditures, increased investments in its existing mines and additional contributions to its pension plans.

## OPERATIONS AND CUSTOMERS

### Sales

The Company's pellet sales were a record 19.2 million tons in 2003 versus the previous record of 14.7 million tons in 2002. The increase in pellet sales in 2003 was due to higher demand by the integrated steel industry and new term supply agreements in 2002 and 2003. The Company ended the year 2003 with 4.1 million tons of iron ore pellet inventory, an increase of .2 million tons from 2002, reflecting the Company's increased sales and mine ownership. The Company expects pellet sales in 2004 of approximately 22 million tons. The Company's sales volume is largely committed under term supply agreements, which are subject to changes in customer requirements. Factors impacting the Company's average price realization under various term supply agreements include measures of general industrial inflation, steel prices, and the international pellet price. The price adjustment provisions are weighted, and some are subject to annual collars, which may limit the magnitude of the Company's annual price changes.

### Subsequent Event – International Pellet Price Settlement

The major iron ore producers of Brazil and Eastern Canada annually negotiate and publish the price of their seaborne iron ore products. On February 6, 2004, Companhia Val do Rio Doce ("CVRD"), Brazil's principal iron ore producer, reached settlement on its 2004 price for blast furnace pellets with a major European consumer. The price represents an increase of 19.0 percent or 20.1 percent for 2004 versus 2003, depending on the point of sale. If the Eastern Canadian iron ore pellet producers settle for a similar percentage price increase, the estimated effect of the international pellet price adjustment factor on the Company's revenues per ton from iron ore sales and services for 2004 will be an average increase of approximately 5 percent from 2003. This would represent an improvement in operating earnings of approximately $40 million, based on the 22 million tons of estimated pellet sales for 2004.

The estimated 2004 impact of the other price adjustment factors included in the Company's term supply agreements, including the adjustments based on general industrial inflation rates and the price of steel, cannot be determined at this time; however, additional price increases will be limited by annual collars.

### Customers

Rouge, a significant pellet sales customer of the Company, filed for chapter 11 bankruptcy protection on October 23, 2003, and on January 30, 2004, sold substantially all of its assets to Severstal North America, Inc., a U.S. affiliate of OAO Severstal ("Severstal"), Russia's second-largest steel producer.

The Company sold 3.0 million tons of pellets to Rouge in 2003 and 1.4 million tons in 2002. At the time of Rouge's filing, the Company had no trade receivable exposure to Rouge. On February 19, 2004, Rouge repaid the outstanding balance of the $10 million secured loan we had previously made to it. The Company's term supply agreement with Rouge, which provided that it would be the sole supplier of pellets to Rouge through 2012, was assumed by Severstal with minor modifications.

On September 16, 2003, WCI petitioned for protection under chapter 11 of the U.S. Bankruptcy Code. At the time of the filing, the Company had a trade receivable exposure of $4.9 million, which was reserved in the third quarter. WCI purchased 1.5 million tons (.4 million tons since the filing date) in 2003 and 1.4 million tons of pellets in 2002. The Company's term supply agreement with WCI expires at the end of 2004.

On May 19, 2003, Weirton petitioned for protection under chapter 11 of the U.S. Bankruptcy Code. Weirton purchased 2.8 million tons, or 14 percent of total tons sold by the Company in 2003, and 2.9 million tons, or 20 percent of total tons sold in 2002. The Company has modified its term supply agreement with Weirton. Under the modified agreement, which runs through 2005, the Company will provide the greater of 67 percent of Weirton's pellet requirements or 1.9 million tons.

The Company is a 40.6 percent participant in a joint venture that acquired certain power-related assets from a subsidiary of Weirton in 2001, in a purchase-leaseback arrangement. The Company's investment at December 31, 2003, of $10.4 million, which is included in "Other investments," is accounted for utilizing the "equity method." In the second quarter of 2003, the Company recorded a provision of $2.6 million for Weirton bankruptcy exposures.

On February 26, 2004, FW Holding Inc., or FW Holding, a subsidiary of Weirton, filed a petition for chapter 11 bankruptcy protection. As discussed under "Risk Factors – Risks Relating to The Company – Our sales, margins and profitability may be significantly affected by the bankruptcy or reorganization of our customers," we are a participant in a joint venture that had entered into a purchase-leaseback arrangement with FW Holding in 2001. In connection with its bankruptcy filing, FW Holding has filed an adversary complaint against the joint venture for declaratory relief and the return of assets acquired in the purchase-leaseback transaction. In that complaint, FW Holding asserts that the lease transaction should be recharacterized as a secured loan. If FW Holding is successful in this action, the bankruptcy court will determine the value of the assets, which could be less than the value of the future payments that would have been due under the lease.

In April 2002, the Company executed a term agreement to supply iron ore pellets to ISG through 2016. Under the terms of the agreement, the Company is the sole supplier of pellets purchased by ISG for its Cleveland and Indiana Harbor Works facilities. Sales, which are dependent on ISG's requirements, totaled 5.9 million tons, or 31 percent of total tons sold, in 2003 and 3.1 million tons, or 21 percent of tons sold, in 2002. In 2002, the Company invested $17.4 million in ISG common stock, which represented 7 percent of ISG's equity at that time. Initially, the Company recorded the investment utilizing the "cost method." In December 2003 after ISG completed an initial public offering of its common stock, the Company's investment value increased to $196.7 million at December 31, 2003, resulting in an after-tax credit to "Other comprehensive income" of $144.9 million reflecting the "marked-to-market" gain of $179.3 million. The investment is classified as "available for sale." The Company is restricted from selling its shares until June 9, 2004.

## Production

Following is a summary of 2003, 2002 and 2001 mine production and Company ownership:

| | Company's Ownership | | | PRODUCTION (MILLION TONS) | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31 | | | Company's Share | | | Total Production | | |
| MINE | **2003** | 2002 | 2001 | **2003** | 2002 | 2001 | **2003** | 2002 | 2001 |
| Empire | **79.0%** | 79.0% | 46.7% | **4.0** | 1.1 | 1.7 | **5.2** | 3.6 | 5.7 |
| Tilden | **85.0** | 85.0 | 40.0 | **6.0** | 6.7 | 2.2 | **7.0** | 7.9 | 6.4 |
| Hibbing | **23.0** | 23.0 | 15.0 | **1.8** | 1.5 | .2 | **8.0** | 7.7 | 6.1 |
| Northshore | **100.0** | 100.0 | 100.0 | **4.8** | 4.2 | 2.8 | **4.8** | 4.2 | 2.8 |
| United Taconite* | **70.0** | | | **.1** | | | **1.6** | 4.2 | 4.2 |
| Wabush | **26.8** | 26.8 | 22.8 | **1.4** | 1.2 | .9 | **5.2** | 4.5 | 4.4 |
| Total Production** | | | | **18.1** | 14.7 | 7.8 | **30.3** | 27.9 | 25.4 |

*Production in 2001 and 2002 and 1.5 million of the tons produced in the first five months of 2003 occurred under the management of the previous mine owners prior to the acquisition by United Taconite in December 2003.
**Excludes United Taconite production under previous mine ownership.

The increase in the Company's share of production from 7.8 million tons in 2001 to 14.7 million tons in 2002 to 18.1 million tons in 2003 reflected the Company's increased ownership in four mines in 2002 and generally higher production to meet increased market demand. The Company preliminarily expects total mine production in 2004 to be approximately 36 million tons; the Company's share of production is currently estimated to be approximately 22 million tons. The increase in 2004 estimated production reflects the whole year impact of United Taconite's acquisition and anticipated higher production levels at all other mines. Production schedules are subject to change in pellet demand.

### Ownership Increases

**United Taconite:** Effective December 1, 2003, United Taconite, a newly formed company owned 70 percent by a subsidiary of the Company and 30 percent by a subsidiary of Laiwu, purchased the ore mining and pelletizing assets of Eveleth Mines, LLC. Eveleth Mines had ceased mining operations in May 2003 after filing for chapter 11 bankruptcy protection on May 1, 2003. Under the terms of the purchase agreement, United Taconite purchased all of Eveleth Mines' assets for $3.0 million in cash and the assumption of certain liabilities, primarily mine closure-related environmental obligations. As a result of this transaction, the Company, after assigning appropriate values to assets acquired and liabilities assumed, was required to record an "extraordinary gain" of $2.2 million, net of $.5 million tax and $1.2 million minority interest. In conjunction with this transaction, the Company and its Wabush Mines venture partners entered into pellet sales and trade agreements with Laiwu to optimize shipping efficiency.

**Empire Mine:** Effective December 31, 2002, the Company increased its ownership in Empire from 46.7 percent to 79 percent in exchange for assumption of all mine liabilities. Under the terms of the agreement, the Company indemnified Ispat Inland from obligations of Empire in exchange for certain future payments to Empire and to the Company by Ispat Inland of $120.0 million, recorded at a present value of $61.3 million at December 31, 2003 ($58.8 million at December 31, 2002) with $56.3 million classified as "Long-term receivable" with the balance current, over the 12-year life of the supply agreement. A subsidiary of Ispat Inland has retained a 21 percent ownership in Empire, which it has a unilateral right to put to the Company in 2008. The Company is the sole outside supplier of pellets purchased by Ispat Inland for the term of the supply agreement.

**Tilden Mine:** On January 31, 2002, the Company increased its ownership in Tilden from 40 percent to 85 percent with the acquisition of Algoma's interest in Tilden for assumption of mine liabilities associated with the interest. The acquisition increased the Company's share of the annual production capacity by 3.5 million tons. Concurrently, a term supply agreement was executed that made the Company the sole supplier of iron ore pellets purchased by Algoma for a 15-year period.

**Hibbing Mine:** In July 2002, the Company acquired (effective retroactive to January 1, 2002) an 8 percent interest in Hibbing from Bethlehem for the assumption of mine liabilities associated with the interest. The acquisition increased the Company's ownership of Hibbing from 15 percent to 23 percent. This transaction reduced Bethlehem's ownership interest in Hibbing to 62.3 percent. In October 2001, Bethlehem filed for protection under chapter 11 of the U.S. Bankruptcy Code. At the time of the filing, the Company had a trade receivable of approximately $1.0 million, which has been written off. In May 2003, ISG purchased the assets of Bethlehem, including Bethlehem's 62.3 percent interest in Hibbing.

**Wabush Mines:** In August 2002, Acme Steel Company, a wholly owned subsidiary of Acme Metals Incorporated, which had been under chapter 11 bankruptcy protection since 1998, rejected its 15.1 percent interest in Wabush. As a result, the Company's interest increased to 26.83 percent. Acme had discontinued funding its Wabush obligations in August 2001.

### Subsequent Event – Stelco Restructuring

On January 29, 2004, Stelco applied and obtained bankruptcy-court protection from creditors in Ontario Superior Court under the Companies' Creditors Arrangement Act. Pellet sales to Stelco totaled .1 million tons in 2003 and .3 million tons in 2002. Stelco Inc. is a 44.6 percent participant in Wabush Mines and U.S. subsidiaries of Stelco (which are not believed to have filed for bankruptcy protection) own 14.7 percent of Hibbing Taconite Company – Joint Venture and 15 percent of Tilden Mining Company L.C. At the time of the filing, the Company had no trade receivable exposure to Stelco. Additionally, Stelco has met its cash call requirements at the mining ventures to date. The Company currently expects Stelco to continue its participation in the mining ventures.

### Effect of Mine Ownership Increases

While none of the increases in mine ownerships during 2002 required cash payments or assumption of debt, the ownership changes resulted in the Company recognizing net obligations of approximately $93 million at December 31, 2002. Additional consolidated obligations assumed totaled approximately $163 million at December 31, 2002, primarily related to employment and legacy obligations at the Empire and Tilden mines, partially offset by non-capital long-term assets, principally the $58.8 million Ispat Inland long-term receivable. United Taconite's acquisition of the Eveleth mine assets in December 2003 was for $3.0 million cash and assumption of certain liabilities, primarily mine-closure related environmental obligations.

### Other Related Items

The iron ore industry has been identified by the United States Environmental Protection Agency (the "EPA") as an industrial category that emits pollutants established by the 1990 Clean Air Act Amendments. These pollutants included over 200 substances that are now classified as hazardous air pollutants ("HAP"). The EPA is required to develop rules that would require major sources of HAP to utilize Maximum Achievable Control Technology ("MACT") standards for their emissions. Pursuant to this statutory requirement, the EPA published a final rule on October 30, 2003, imposing emission limitations and other requirements on taconite iron ore processing operations. We must comply with the new requirements not later than October 30, 2006. Our projected costs, including capital expenditures, to meet the proposed MACT standards are approximately $15 million.

The United Steel Workers of America ("USWA") represents all hourly employees at our Empire, Hibbing, Tilden and United Taconite mines, as well as the Wabush mine in Canada. The collective bargaining agreements for the employees at the Empire, Hibbing, Tilden and United Taconite mines will expire on August 1, 2004, and the collective bargaining agreements for the employees at the Wabush mine will expire on March 1, 2004.

On April 4, 2002, the Company signed an agreement to participate in Phase II of the Mesabi Nugget Project. Other participants include Kobe Steel, Ltd.; Steel Dynamics, Inc.; Ferrometrics, Inc.; and the State of Minnesota. Construction of a $24 million pilot plant at the Company's Northshore Mine, to test and develop Kobe Steel's technology for converting iron ore into nearly pure iron in nugget form, was completed in May 2003. The high-iron-content product could be utilized to replace steel scrap as a raw material for electric steel furnaces and blast furnaces or basic oxygen furnaces of integrated steel producers. All of the participants have recently agreed to enter a second six-month operating phase of the pilot plant, which is expected to be completed in May 2004, to explore the commercial viability of this technology. The Company's contribution to the project through the pilot plant testing and development phase was $5.2 million, primarily contributions of in-kind facilities and services.

## STRATEGIC INVESTMENTS

The Company intends to continue to pursue investment and management opportunities to broaden its scope as a supplier of iron ore pellets to the integrated steel industry through the acquisition of additional mining interests to strengthen its market position. The Company is particularly focused on expanding its international investments to leverage its expertise in processing low grade ores to capitalize on global demand for steel and iron ore in areas such as China. The Company's innovative United Taconite joint venture with Laiwu is one example of its ability to expand geographically, and the Company intends to continue to pursue similar opportunities in other regions. In the event of any future acquisitions or joint venture opportunities, the Company may consider using available liquidity or other sources of funding to make investments.

## ENVIRONMENTAL AND CLOSURE OBLIGATIONS

At December 31, 2003, the Company had environmental and closure obligations, including its share of the obligations of ventures, of $97.8 million ($95.5 million at December 31, 2002), of which $10.2 million is current. Payments in 2003 were $7.5 million ($8.3 million in 2002). The obligations at December 31, 2003, include certain responsibilities for environmental remediation sites, $15.5 million; closure of LTV Steel Mining Company ("LTVSMC"), $37.1 million; and obligations for closure of the Company's six operating mines, $45.2 million, reflecting implementation of SFAS No. 143, "Asset Retirement Obligations," effective January 1, 2002.

The LTVSMC closure obligation resulted from an October 2001 transaction where subsidiaries of the Company and Minnesota Power, a business of Allete, Inc., acquired LTV's assets of LTVSMC in Minnesota for $25.0 million (Company share $12.5 million). As a result of this transaction the Company received a payment of $62.5 million from Minnesota Power and assumed environmental and certain facility closure obligations of $50.0 million.

In September 2002, the Company received a draft of a proposed Administrative Order on Consent ("Consent Order") from the EPA, for cleanup and reimbursement of costs associated with the Milwaukee Solvay coke plant site in Milwaukee, Wisconsin. The plant was operated by a predecessor of the Company from 1973 to 1983, which predecessor was acquired by the Company in 1986. In January 2003, the Company completed the sale of the plant site and property to a third party. Following this sale, a Consent Order was entered into with the EPA by the Company, the new owner and another third party who had operated on the site. In connection with the Consent Order, the new owner agreed to take responsibility for the removal action and agreed to indemnify the Company for all costs and expenses in connection with the removal action. In the third quarter of 2003, the new owner, after completing a portion of the removal, experienced financial difficulties. In an effort to continue progress on the removal action, the Company expended approximately $.9 million in the third and fourth quarters. The Company will likely be required to expend additional amounts of approximately $2 million for the completion of the removal action, which expenditures were previously provided for in the Company's environmental reserve.

## SUMMARY OF CONTRACTUAL OBLIGATIONS

Following is a summary of the Company's contractual obligations at December 31, 2003:

| | Payments Due by Period[1] (IN MILLIONS) | | | | |
|---|---|---|---|---|---|
| CONTRACTUAL OBLIGATIONS | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Long-term debt | $ 25.0 | $ 25.0 | $ | $ | $ |
| Capital lease obligations | 11.4 | 3.3 | 4.1 | 3.4 | .6 |
| Operating leases | 63.7 | 21.6 | 25.8 | 11.8 | 4.5 |
| Purchase obligations | | | | | |
| Open purchase orders | 15.4 | 15.4 | | | |
| Minimum "take or pay" purchase commitments[2] | 187.6 | 56.7 | 68.6 | 52.4 | 9.9 |
| Total purchase obligations | 203.0 | 72.1 | 68.6 | 52.4 | 9.9 |
| Other long-term liabilities | | | | | |
| Pension funding minimums | 140.9 | 4.3 | 29.0 | 51.7 | 55.9 |
| OPEB claim payments | 153.4 | 17.6 | 40.6 | 45.6 | 49.6 |
| Mine closure obligations | 82.3 | 5.7 | 11.0 | 16.1 | 49.5 |
| Coal industry retiree health benefits | 8.0 | 1.4 | 1.6 | 1.5 | 3.5 |
| Personal injury | 9.5 | 1.5 | 2.3 | 1.8 | 3.9 |
| Other[3] | 78.8 | | | | |
| Total other long-term liabilities | 472.9 | 30.5 | 84.5 | 116.7 | 162.4 |
| Total | $776.0 | $152.5 | $183.0 | $184.3 | $177.4 |

[1]Includes the Company's consolidated obligations and the Company's ownership share of unconsolidated ventures' obligations.
[2]Includes minimum electric power demand charges, minimum coal and natural gas obligations, and minimum railroad transportation obligations.
[3]Primarily includes deferred income taxes payable (principally related to the ISG "marked-to-market," other comprehensive income) and other contingent liabilities for which payment timing is non-determinable.

## MARKET RISK

The Company is subject to a variety of market risks, including those caused by changes in market value of equity investments, commodity prices, foreign currency exchange rates and interest rates. The Company has established policies and procedures to manage risks; however, certain risks are beyond the control of the Company.

The Company's investment policy relating to its short-term investments (classified as cash equivalents) is to preserve principal and liquidity while maximizing the return through investment of available funds. The carrying value of these investments approximates fair value on the reporting dates.

The value of the Company's equity investment in common stock of ISG is subject to changes in market value as reflected in the trading price. This investment has been classified as an available-for-sale investment and, accordingly, changes in value have been recorded in Shareholders' Equity. If the market price of the stock at December 31, 2003, were to increase or decrease 10 percent, the value of the investment would change approximately $20 million before taxes.

The Company's mining ventures enter into forward contracts for certain commodities, primarily natural gas, as a hedge against price volatility. Such contracts, which are in quantities expected to be delivered and used in the production process, are a means to limit exposure to price fluctuations. At December 31, 2003, the notional amounts of the outstanding forward contracts were $22.5 million (Company share – $18.1 million), with an unrecognized fair value gain of $4.2 million (Company share – $3.4 million) based on December 31, 2003, forward rates. The contracts mature at various times through October 2004. If the forward rates were to change 10 percent from the year-end rate, the value and potential cash flow effect on the contracts would be approximately $2.7 million (Company share – $2.2 million).

The Company had $25 million of senior unsecured notes outstanding at December 31, 2003, which were repaid early in 2004.

A portion of the Company's operating costs related to the Wabush mine is subject to change in the value of the Canadian dollar; however, the Company does not hedge its exposure to changes in the Canadian dollar.

## CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Preparation of financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the related disclosures of contingencies. Management bases its estimates on various assumptions and historical experience that are believed to be reasonable; however, due to the inherent nature of estimates, actual results may differ significantly due to changed conditions or assumptions. Management believes that the following critical accounting policies and practices incorporate estimates and judgments that have the most significant impact on the Company's financial statements.

**Iron Ore Reserves:** The Company regularly evaluates its economic iron ore reserves and updates them as required in accordance with SEC Industry Guide 7. The estimated ore reserves could be affected by future industry conditions, geological condition and ongoing mine planning. Maintenance of effective production capacity or the ore reserve could require increases in capital and development expenditures. Generally as mining operations progress, haul lengths and lifts increase. Alternatively, changes in economic conditions or the expected quality of ore reserves could decrease capacity or ore reserves. Technological progress could alleviate such factors or increase capacity or ore reserves. Remaining Empire mine ore reserves were decreased to 29 million tons at December 31, 2003, from 63 million tons at December 31, 2002, and 116 million tons at December 31, 2001. The reduction in ore reserves reflected increasing production and processing costs in recent years as the Empire mine approaches the latter portion of its economic life. Additionally, economic ore reserves at the Wabush mine were reduced in the last two years to 61 million tons at December 31, 2003, from 94 million tons at December 31, 2002, and 244 million tons at December 31, 2001. The decrease in ore reserves at the Wabush mine reflects increased operating costs, the impact of currency exchange rates and a reduction in the maximum mining depth in one critical mining area due to assessment of dewatering capabilities based on a recently completed hydrologic evaluation. The Company uses its ore reserve estimates to determine the mine closure dates utilized in recording the fair value liability for asset retirement obligations. See Note 5 – "Environmental and Mine Closure Obligations" (Mine Closure) in the Notes to Consolidated Financial Statements. Since the liability represents the present value of the expected future obligation, a significant change in ore reserves would have a substantial effect on the recorded obligation. The Company also utilizes economic ore reserves for evaluating potential impairments of mine assets and in determining maximum useful lives utilized to calculate depreciation and amortization of long-lived mine assets. Decreases in ore reserves could significantly affect these items.

**Asset Retirement Obligations:** The accrued mine closure obligations for the Company's active mining operations reflect the adoption of SFAS No. 143, effective January 1, 2002, to provide for contractual and legal obligations associated with the eventual closure of the mining operations. The Company's obligations are determined based on detailed estimates adjusted for factors that an outside party would consider (i.e., inflation, overhead and profit), which were escalated (at an assumed 3 percent) to the estimated closure dates, and then discounted using a credit adjusted risk free interest rate (12.0 percent for United Taconite and 10.25 percent for all others). The closure date for each location was determined based on the exhaustion date of the remaining iron ore reserves. The estimated obligations are particularly sensitive to the impact of changes in mine lives given the difference between the inflation and discount rates. Changes in the base estimates of legal and contractual closure costs due to changed legal or contractual requirements, available technology, inflation, overhead or profit rates would also have a significant impact on the recorded obligations. See Note 5 – "Environmental and Mine Closure Obligations" (Mine Closure) in the Notes to Consolidated Financial Statements.

**Asset Impairment:** The Company monitors conditions that indicate that the carrying value of an asset or asset group may be impaired. The Company determines impairment based on the asset's ability to generate cash flow greater than its carrying value, utilizing an undiscounted probability-weighted analysis. If the analysis indicates the asset is impaired, the carrying value is adjusted to fair value. The impairment analysis and fair value determination can result in significantly different outcomes based on critical assumptions and estimates including the quantity and quality of remaining economic ore reserves, and future iron ore prices and production costs. See Note 1 – "Operations and Customers" (Empire Mine) and Note 3 – "Discontinued Operation" in the Notes to Consolidated Financial Statements.

**Environmental Remediation Costs:** The Company has a formal code of environmental protection and restoration. The Company's obligations for known environmental problems at active and closed mining operations and other sites have been recognized based on estimates of the cost of investigation and remediation at each site. If the estimate can only be estimated as a range of possible amounts, with no specific amount being most likely, the minimum of the range is accrued. Management reviews its environmental remediation sites quarterly to determine if additional cost adjustments or disclosures are required. The characteristics of environmental remediation obligations, where information concerning the nature and extent of cleanup activities is not immediately available, or changes in regulatory requirements, result in a significant risk of increase to the obligations as they mature. Expected future expenditures are not discounted to present value. Potential insurance recoveries are not recognized until realized.

**Employee Retirement Benefit Obligations:** Assumptions used in determining the benefit obligations and the value of plan assets for defined benefit pension plans and postretirement benefit plans (primarily retiree health care benefits) offered by the Company and its ventures are evaluated periodically by management in conjunction with outside actuaries. Critical assumptions, such as the discount rate used to measure the benefit obligations, the expected long-term rate of return on plan assets and the medical care cost trend are reviewed annually. At December 31, 2003, the Company reduced its discount rate to 6.25 percent from 6.90 percent at December 31, 2002. The Company also reduced its expected return on plan assets utilized for calculating 2004 pension and OPEB expense by .5 percent to 8.5 percent. Additionally, the Company increased its medical care cost trend assumption to 10 percent in 2004, decreasing to 5 percent in 2009 and thereafter; previously, the Company utilized a medical trend rate assumption of 9 percent in 2004, decreasing to 5 percent in 2008 and thereafter. Following are sensitivities on estimated 2004 pension and OPEB expense of potential further changes in these key assumptions:

| | Increase in 2004 Expense (IN MILLIONS) | |
|---|---|---|
| | Pension | OPEB |
| Decrease discount rate .25 percent | $1.2 | $ .9 |
| Decrease return on assets 1 percent | 4.0 | .5 |
| Increase medical trend rate 1 percent | N/A | 3.4 |

Changes in actuarial assumptions, including discount rates, employee retirement rates, mortality, compensation levels, plan asset investment performance and health care costs, are determined in conjunction with outside actuaries. Changes in actuarial assumptions and/or investment performance of plan assets can have a significant impact on the Company's financial condition due to the magnitude of the Company's retirement obligations. See Note 8 – "Retirement Related Benefits" in the Notes to Consolidated Financial Statements.

**Income Taxes:** Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. The Company recorded a valuation allowance in 2002 for its net deferred tax assets and net loss carryforwards in recognition of the uncertainty of their realization. In making the determination to record the valuation allowance, management considered the likelihood of future taxable income and feasible and prudent tax planning strategies to realize deferred tax assets. In the future, if the Company determines that it expects to realize more or less of the deferred tax assets, an adjustment to the valuation allowance will affect income in the period such determination is made. See Note 9 – "Income Taxes" in the Notes to Consolidated Financial Statements.

## RISKS RELATING TO THE COMPANY

**Excess global capacity and the availability of competitive substitute materials have resulted in intense competition in the steel industry, which may further reduce steel prices and decrease steel production and our customers' demand for iron ore products.**

More than 95 percent of our revenues are derived from the North American integrated steel industry, which is highly competitive. From time to time, global overcapacity in steel manufacturing has a negative impact on North American steel sales and reduces the production of steel and consequently the demand for iron ore. Further, production of steel by North American integrated steel manufacturers may be replaced to a certain extent by production of substitute materials by other manufacturers. In the case of certain product applications, North American steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. Most of our term supply agreements for the sale of iron ore products are requirements-based or provide for flexibility of volume above a minimum level. Reduced demand for and consumption of iron ore products by North American integrated steel producers have had and may continue to have a significant negative impact on our sales, margins and profitability.

**Increased imports of steel into the United States could adversely impact North American steel sales, which could adversely affect demand for our products and our sales, margins and profitability.**

From time to time, global overcapacity in steel manufacturing and a weakening of certain foreign economies, particularly in Eastern Europe, Asia and Latin America, may negatively impact steel prices in those foreign economies and result in high levels of steel imports from those countries into the United States at depressed prices. Based on the American Iron and Steel Institute's Apparent Steel Supply (excluding semi-finished steel products), imports of steel into the United States constituted 20.4 percent, 20.2 percent and 22.3 percent of the domestic steel market supply for 2002, 2001 and 2000, respectively. Significant imports of steel into the United States have substantially reduced sales, margins and profitability of North American steel producers and, therefore, have reduced demand for iron ore. The purchase by North American steel producers of semi-finished steel products from foreign suppliers also will decrease demand for our iron ore products.

The U.S. government established various protective actions during 2001 and 2002, including the enactment of various steel import quotas and tariffs, which contributed to a decrease of some steel imports during 2002. However, these protective measures were only temporary and many foreign steel manufacturers were granted exemptions from applications of these measures. Furthermore, some products (including iron ore and some semi-finished steel products) and some countries were not covered by these protective measures. On November 10, 2003, the highest trade court of the World Trade Organization issued a final decision declaring that the tariffs imposed by the United States on hot-rolled and cold-rolled finished steel imports violated global trade rules. Shortly after this decision was announced, a number of countries threatened to impose retaliatory tariffs on various products produced in the United States if the United States did not terminate its steel tariffs. On December 4, 2003, President Bush announced that the steel import quotas and tariffs would be lifted, effective at midnight on that day. At this time it is uncertain how the lifting of these measures will affect the North American steel industry, but the removal of these measures may lead to an increase of steel imports and result in a reduction of North American steel sales. The decreased North American steel sales could decrease demand for iron ore products and have a substantial negative impact on our sales, margins and profitability.

**The North American steel industry is undergoing a restructuring process that has resulted in industry consolidation and is likely to result in a reduction of integrated steelmaking capacity over time, and thereby reduce iron ore consumption.**

The North American steel industry has undergone consolidation, and that consolidation is likely to continue. Consolidation of the North American steel industry will result in fewer customers for iron ore. The restructuring process may reduce integrated steelmaking capacity, which would reduce demand for our iron ore products and may adversely affect our sales. Further, if the steel producers that have captive iron ore mines obtain a larger share of the North American steel production, they may obtain their iron ore from their own mines, if they have excess capacity, rather than from us. These factors could adversely affect our sales, margins and profitability.

**Our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the North American steel industry.**

In 2002 and 2003, 14.5 million and 18.6 million tons, respectively, of the iron ore pellets we produced were sold to North American steel manufacturers, while only .2 million and .6 million tons, respectively, of our pellets were sold outside North America. The North American steel industry has been highly cyclical in nature, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, the strength of the U.S. automotive industry, levels of steel imports and applicable tariffs. The demand for steel products is generally affected by macroeconomic fluctuations in North America and the global economies in which steel companies sell their products. For example, future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for steel products or increase the amount of imports of steel or iron ore into the United States.

In addition, a disruption or downturn in the oil and gas, gas transmission, construction, commercial equipment, rail transportation, appliance, agricultural, automotive or durable goods industries, all of which are significant markets for steel products and are highly cyclical, could negatively impact sales of steel by North American producers. These trends could decrease the demand for iron ore products and significantly adversely affect our sales, margins and profitability.

**If North American steelmakers use methods other than blast furnace production to produce steel, or if their blast furnaces shutdown or otherwise reduce production, the demand for our iron ore products may decrease, which would adversely affect our sales, margins and profitability.**

Demand for our iron ore products is determined by the operating rates for the blast furnaces of North American steel companies. However, not all finished steel is produced by blast furnaces; finished steel also may be produced by other methods that do not require iron ore products. For example, steel "mini-mills," which are steel recyclers, generally produce steel by using scrap steel, not iron ore pellets, in their electric furnaces. Production of steel by steel "mini-mills" was approximately 50 percent of North American total finished steel production in 2003. Steel producers also can produce steel using imported iron ore or semi-finished steel products, which eliminates the need for domestic iron ore. Environmental restrictions on the use of blast furnaces also may reduce our customers' use of their blast furnaces. Maintenance of blast furnaces can require substantial capital expenditures. Our customers may choose not to maintain their blast furnaces, and some of our customers may not have the resources necessary to adequately maintain their blast furnaces. If our customers use methods to produce steel that do not use iron ore products, demand for our iron ore products will decrease, which could adversely affect our sales, margins and profitability.

**Natural disasters, equipment failures and other unexpected events may lead our steel industry customers to curtail production or shut down their operations.**

Operating levels at our steel industry customers are subject to conditions beyond their control, including raw material shortages, weather conditions, natural disasters, interruptions in electrical power or other energy services, equipment failures and other unexpected events. Any of those events could also affect other suppliers to the North American steel industry. In either case, those events could cause our steel industry customers to curtail production or shutdown a portion or all of their operations, which could reduce their demand for our iron ore products. For example, in late 2003, a fire occurred in a mine of a major coal supplier to U.S. Steel, which supplies a majority of the coke, a processed form of coal, used by our steel industry customers to operate their blast furnaces. The fire caused U.S. Steel to curtail its production of coke, and to reduce its coke shipments to at least two of our steel industry customers. As a result, one of our steel industry customers had to curtail its steel production, and its demand for our iron ore products decreased. Accordingly, as discussed below, that customer invoked the force majeure provision of its term supply agreement with us and reduced its requirements for our iron ore products in the first quarter of 2004 by 180,000 long tons. Another of our steel industry customers announced that it is exploring alternatives, including temporary curtailments of some of its steelmaking operations, in order to deal with the coke shortage. Production of steel by our other steel industry customers may also be adversely affected by the failure of U.S. Steel to ship adequate supplies of coke to them. Decreased demand for our iron ore products could adversely affect our sales, margins and profitability.

**If the rate of steel consumption in China slows, the demand for iron ore could decrease.**

Although we do not have significant international sales, the price of iron ore is strongly influenced by international demand. The current growing level of international demand for iron ore and steel is largely due to the rapid industrial growth in China. A large quantity of steel is currently being used in China to build roads, bridges, railroads and factories. If the economic growth rate in China slows, which may be difficult to forecast, less steel will be used in construction and manufacturing, which would decrease demand for iron ore. This could adversely impact the world iron ore market, which would impact the North American iron ore market, and could also adversely impact our United Taconite joint venture with Laiwu.

**We operate in a very competitive industry.**

Iron ore resources are in abundant supply worldwide, and the iron mining business is highly competitive, with producers in all iron-producing regions. Some of our competitors may have greater financial resources than we have and may be better able to withstand changes in conditions within the North American steel industry than we are. In the future, we may face increasing competition. As a result, we may face pressures on sales prices and volumes of our products from competitors and large customers.

**Our sales and competitive position depend on our ability to transport our products to our customers at competitive rates and in a timely manner.**

Our competitive position is largely dependent on the ability to transport iron ore to our markets at competitive rates. Disruption of the lake freighter and rail transportation services because of weather-related problems, including ice and winter weather conditions on the Great Lakes, strikes, lock-outs or other events, could impair our ability to supply iron ore pellets to our customers at competitive rates or in a timely manner and, thus, could adversely affect our sales and profitability. Further, increases in transportation costs, or changes in such costs relative to transportation costs incurred by our competitors, could make our products less competitive, restrict our access to certain markets and have an adverse effect on our sales, margins and profitability.

**If a substantial portion of our term supply agreements terminate and are not renewed, and we are unable to find alternate buyers willing to purchase our products on terms comparable to those in our existing term supply agreements, our sales, margins and profitability will suffer.**

A substantial majority of our sales are made under term supply agreements, which are important to the stability and profitability of our operations. In 2003 and 2002, more than 94 percent of our sales volume was sold under term supply agreements. If a substantial portion of our term supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to renew the agreements or find alternate buyers for our iron ore at the same level of profitability. We cannot assure you that we will be able to renew or replace existing term supply agreements at the same prices or with similar profit margins when they expire. A loss of sales to our existing customers could have a substantial negative impact on our sales, margins and profitability.

**We depend on a limited number of customers, and the loss of, or significant reduction in, purchases by our largest customers could adversely affect our sales.**

The following six customers together accounted for a total of 93 percent and 79 percent of our total sales revenues in the years ended 2003 and 2002, respectively:

| | Percent of Sales Revenues Year Ended December 31, | |
|---|---|---|
| CUSTOMER | **2003** | 2002 |
| ISG | **30%** | 21% |
| Algoma | **17** | 19 |
| Rouge | **16** | 9 |
| Weirton | **15** | 21 |
| Ispat Inland | **8** | 1 |
| WCI | **7** | 8 |
| Total | **93%** | 79% |

If one or more of these customers were to significantly reduce their purchases of iron ore products from us, or if we were unable to sell iron ore products to them on terms as favorable to us as the terms under our current term supply agreements, our sales, margins and profitability could suffer materially due to the high level of fixed costs in the near term and the high costs to idle or close mines. We are a merchant mine producer of iron ore products, not a "captive" producer owned by a steel manufacturer, and therefore we rely on sales to our joint venture partners and other third-party customers for our revenues. In addition, Weirton, WCI and Stelco have petitioned for protection under bankruptcy or similar laws, as discussed below, and the bankruptcy or reorganization of our customers could affect our sales, margins and profitability.

**Changes in demand for our products by our customers could cause our sales, margins and profitability to fluctuate.**

Our term supply agreements generally are requirements contracts, the majority of which have no minimum requirement provisions, and some of which provide for flexibility of volume above minimum levels. A decrease in one or more of our customers' requirements could cause our sales to decline, as we may not be able to find other customers to purchase our iron ore pellets. In addition, if our customers' requirements decline, since many of our production costs are fixed, our production costs per ton may rise, which may affect our margins and profitability. Unmitigated loss of revenues would have a greater impact on margins and profitability than sales, due to the high level of fixed costs in the iron ore mining business in the near term and the high cost to idle or close mines.

**The provisions of our term supply agreements could cause our sales, margins and profitability to fluctuate.**

Our term supply agreements typically contain force majeure provisions allowing temporary suspension of performance by the customer during specified events beyond the customer's control, including raw material shortages, power failures, equipment failures, adverse weather conditions and other events. For example, as noted above, one of our large customers notified us in January 2004 that it was reducing its requirements for iron ore pellets in the first quarter of 2004 by 180,000 long tons pursuant to the force majeure provisions of its term supply agreement with us. That customer invoked the force majeure provision due to a failure of U.S. Steel to ship the quantity of coke that the customer had ordered due to shortages caused by a fire at a mine that supplied coal to U.S. Steel. If the coke shortages continue, other customers may seek to reduce their iron ore supply requirements.

Price escalators in our term supply agreements also expose us to short-term price volatility, which can adversely affect our margins and profitability. Our term supply agreements also contain provisions requiring us to deliver iron ore pellets meeting quality thresholds for certain characteristics, such as chemical makeup. Failure to meet these specifications could result in economic penalties. All of these contractual provisions could adversely affect our sales, margins and profitability.

**Mine closures entail substantial costs, and if we close one or more of our mines sooner than anticipated, our results of operations and financial condition may be significantly and adversely affected.**

If we close any of our mines, our revenues would be reduced unless we were able to increase production at any of our other mines, which may not be possible. The closure of an open pit mine involves significant fixed closure costs, including accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs, and the costs of terminating long-term obligations, including energy contracts and equipment leases. We base our assumptions regarding the life of our mines on detailed studies we perform from time to time, but those studies and assumptions do not always prove to be accurate. We accrue for the costs of reclaiming open pits, stockpiles, tailings ponds, roads and other mining support areas over the estimated mining life of our property. If we were to reduce the estimated life of any of our mines, the fixed mine closure costs would be applied to a shorter period of production, which would increase production costs per ton produced and could significantly and adversely affect our results of operations and financial condition. Further, if we were to close one or more of our mines prematurely, we would incur significant accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs, as well as asset impairment charges, which could materially and adversely affect our financial condition.

A mine closure would significantly increase employment legacy costs, including our expense and funding costs for pension and other postretirement benefit obligations. First, retirement-eligible employees would be eligible for enhanced pension benefits under certain pension plans upon a mine closure. Second, the number of employees who are eligible for retirement under the pension plans would increase under special eligibility rules that apply upon a mine closure. Third, all employees eligible for retirement under the pension plans at the time of the mine closure also would be eligible for postretirement health and life insurance benefits, thereby accelerating our obligation to provide these benefits. Fourth, a closure of the Empire mine would likely terminate the status of the pension plan covering hourly employees at the Empire and Tilden mines as a multiemployer pension plan, causing more stringent minimum funding requirements to apply to that plan. Fifth, a closure of the Empire or Tilden mine likely would trigger withdrawal liability to the pension plan covering hourly employees at the Empire and Tilden mines. Finally, a mine closure could trigger significant severance-related obligations, which could adversely affect our financial condition and results of operations.

Applicable statutes and regulations require that mining property be reclaimed following a mine closure in accordance with specified standards and an approved reclamation plan. The plan addresses matters such as removal of facilities and equipment, regrading, prevention of erosion and other forms of water pollution, revegetation and postmining land use. We may be required to post a surety bond or other form of financial assurance equal to the cost of reclamation as set forth in the approved reclamation plan. The establishment of the final mine closure reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with reclamation costs and production levels. Although our management believes, based on currently available information, we are making adequate provisions for all expected reclamation and other costs associated with mine closures for which we will be responsible, our business, results of operations and financial condition would be adversely affected if such accruals were later determined to be insufficient.

**We have significantly reduced our ore reserve estimates for the Empire mine and may close the Empire mine sooner than we had anticipated, which could materially and adversely affect our results of operations and financial condition.**

We significantly decreased our ore reserve estimates for the Empire mine from 116 million tons in 2002 to 63 million tons in 2003 and further to 29 million tons in 2004. The 2004 reductions were due to our inability to develop effective mine plans to produce cost-effective combinations of production volume, ore quality and stripping requirements. We may reduce the annual production at the Empire mine as a result of these decreased ore reserve estimates. If the ore reserves at Empire are insufficient to sustain our operations there, we may be required to close the mine. We have taken significant asset impairment charges relating to the Empire mine.

If we were to close the Empire mine, we would incur significant mine closure costs, employment legacy costs, severance-related obligations, reclamation and other environmental costs and the costs of terminating long-term obligations, including energy contracts and equipment leases. A closure of the Empire mine sooner than we anticipate could materially and adversely affect our results of operations and financial condition.

**We rely on the estimates of our recoverable reserves, and if those estimates are inaccurate, our financial condition may be adversely affected.**

We regularly evaluate our economic iron ore reserves based on expectations of revenues and costs and update them as required in accordance with Industry Guide 7 promulgated by the SEC. There are numerous uncertainties inherent in estimating quantities of reserves of our mines, many of which have been in operation for several decades, including many factors beyond our control. Estimates of reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future prices for iron ore, assumptions regarding future industry conditions and operating costs, severance and excise taxes, development costs and costs of extraction and reclamation costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Estimated reserves could be affected by future industry conditions, geological conditions and ongoing mine planning. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and if such variances are material, our sales and profitability could be adversely affected. For example, based on revised economic mine planning studies that we completed in the fourth quarter of 2002, we reduced the estimates of the ore reserves at the Empire mine from 116 million tons to 63 million tons due to increasing mining and processing costs. Based on an update to those studies completed in the fourth quarter of 2003, we further significantly reduced the ore reserve estimates to 29 million tons. The reduction is due to the inability to develop effective mine plans to produce cost-effective combinations of production volume, ore quality and stripping requirements with the 2003 reserve base. Studies are ongoing to identify the optimum production rate, and consequently mine life, for Empire. The evaluation of satellite mineral resources has also been initiated for potential additions to Empire's reserve base.

We also completed revised economic mine planning studies in the fourth quarter of 2002 for our Wabush mine, and we reduced our estimate of ore reserves at the Wabush mine from 244 million tons to 94 million tons due to increasing mining and processing costs. Based on an update to those studies completed in the fourth quarter of 2003, we further significantly reduced the Wabush mine ore reserve estimate to 61 million tons. The revised Wabush estimate is largely a reflection of increased operating costs, the impact of currency exchange rates and a reduction in maximum mining depth due to dewatering capabilities based on a recently completed hydrologic evaluation.

**The price adjustment provisions of our term supply agreements may prevent us from increasing our prices to match international ore contract prices or to pass increased costs of production on to our customers.**

Our term supply agreements contain a number of price adjustment provisions, or price escalators, including adjustments based on general industrial inflation rates, the price of steel and the international price of iron ore pellets, among other factors, that allow us to adjust the prices under those agreements generally on an annual basis. Our price adjustment provisions are weighted and some are subject to annual collars, which limit our ability to raise prices to match international levels and fully capitalize on strong demand for iron ore. Most of our term supply agreements do not allow us to increase our prices and to directly pass through higher production costs to our customers. An inability to increase prices or pass along increased costs could adversely affect our margins and profitability.

**Our sales, margins and profitability may be significantly affected by the bankruptcy or reorganization of our customers.**

The volatility, fluctuating prices, level of imports and low demand affecting the North American steel industry have severely impacted the ability of many North American steelmakers to generate profits. Many North American steelmakers, particularly large integrated steel producers, have been hampered with significant "legacy" costs, particularly underfunded pension obligations and significant retiree health obligations. Since 1997, approximately 49 North American steelmakers have filed for bankruptcy, reorganization, restructuring or similar protection including Acme Steel, Algoma, Bethlehem Steel, Geneva Steel Holdings Corp., Gulf States Steel, LTV Steel, National Steel Corporation, Slater Steel Inc. and Wheeling-Pittsburgh Steel Corporation. Since May 2003, four of our North American steel industry customers, WCI, Weirton, Rouge and Stelco, petitioned for protection under bankruptcy or other similar laws.

Financially distressed customers may be unable to perform under their agreements with us and, if they file for protection under bankruptcy or other similar laws, they may be able to reject their agreements with us pursuant to the operation of those laws. Such laws may enable a customer under bankruptcy protection to reject its existing term supply agreement with us, which may adversely affect our sales and profitability. In effect, such laws may allow the customer (or a party that might acquire the customer's business through the bankruptcy process) to renegotiate the customer's existing term supply agreement with us or to pursue arrangements with another pellet supplier without penalty.

We cannot assure that WCI, Weirton and Stelco will successfully emerge from bankruptcy or restructuring or that they will continue to meet their obligations under their agreements with us. We currently have trade receivable exposure of $4.9 million to WCI (which was reserved against in the third quarter of 2003). We currently have an agreement to sell iron ore pellets to Weirton, but we cannot assess whether Weirton will successfully emerge from bankruptcy. We invested $10.4 million for a 40.6 percent interest in a joint venture that acquired certain steam generating and power-related assets from a subsidiary of Weirton in 2001 and leased such assets back to an affiliate of Weirton with a guaranty of such lease by Weirton in a purchase-leaseback arrangement. Subsequent to its filing, Weirton has continued to meet its obligations under the lease agreement, which extends through 2012. We sold Rouge 1.4 million tons of pellets in fiscal 2002 and 3.0 million tons in 2003. At the time of Rouge's bankruptcy petition, we had no trade receivable exposure to Rouge; however, we have a $10.0 million secured loan to Rouge that will mature in 2007. As of December 31, 2003, the loan had a balance of $11.5 million, including accrued interest. At this time, we cannot assess the impact of Rouge's bankruptcy and subsequent sale on our loan with Rouge. The bankruptcy or reorganization of our largest customers could have a significant impact on our sales, margins and profitability.

**Our ability to collect payments from our customers depends on their creditworthiness.**

Our ability to receive payment for iron ore products sold and delivered to our customers depends on the creditworthiness of our customers. Generally, we deliver iron ore products to our customers in advance of payment for those products, and title and risk of loss with respect to those products does not pass to the customer until payment for the pellets is received. Accordingly, there is typically a period of time in which pellets, as to which we have reserved title, are within our customers' control. As discussed above, several of our customers have petitioned for protection under bankruptcy or other similar laws, and most of our North American customers have below-investment-grade or no credit rating. Failure to receive payment from our customers for products that we have delivered could adversely affect our results of operations.

**Our change in strategy from a manager of iron ore mines on behalf of steel company owners to primarily a merchant of iron ore to steel company customers has increased our obligations with respect to those mines and has made our revenues, earnings and profit margins more dependent on sales of iron ore products and more susceptible to product demand and pricing fluctuations.**

Historically, we have acted as a manager of iron ore mines on behalf of steel company owners, and in that capacity have been generally entitled to management fees, royalties on reserves that we have leased or subleased to the Empire and Tilden mines, and income from our sales of iron ore products to our customers, including the other mine owners. Our revised business strategy is to increase our ownership in our co-owned mines. In accordance with that revised strategy, in fiscal year 2002 we increased our ownership in (1) the Empire mine from 47 percent to 79 percent, (2) the Tilden mine from 40 percent to 85 percent, (3) the Hibbing mine from 15 percent to 23 percent and (4) the Wabush mine from 23 percent to 27 percent. While we have gained greater control of the mines we operate, we have also increased our share of the operating costs, employment legacy costs and financial obligations associated with those mines. Our increased ownership of those mines has caused the management fees and royalties due to us from our partners in the mines to decline from $29.8 million in 2001 to $10.6 million in 2003. The decline in royalties and management fees has made our revenues, earnings and profit margins more volatile and more dependent on sales of our iron ore products to third party customers.

**We rely on our joint venture partners in our mines to meet their payment obligations, and the inability of a joint venture partner to do so could significantly affect our operating costs.**

We co-own five of our six mines with various joint venture partners that are integrated steel producers or their subsidiaries, including Dofasco, ISG, Ispat Inland, Laiwu and Stelco. While we are the manager of each of the mines we co-own, we rely on our joint venture partners to make their required capital contributions and to pay for their share of the iron ore pellets that we produce. Most of our venture partners are also our customers and are subject to the creditworthiness risks described above. If one or more of our venture partners fail to perform their obligations, the remaining venturers, including ourselves, may be required to assume additional material obligations, including significant pension and postretirement health and life insurance benefit obligations. On January 29, 2004, Stelco applied and obtained bankruptcy-court protection from creditors in Ontario Superior Court under the Companies' Creditors Arrangement Act. Stelco is a 44.6 percent participant in the Wabush Mines joint venture, and U.S. subsidiaries of Stelco (which are not believed to have filed for bankruptcy protection) own 14.7 percent of Hibbing Taconite Company – Joint Venture and 15 percent of Tilden Mining Company L.C. Stelco has met its cash call requirements at the mining ventures to date. The Company currently expects Stelco to continue its participation in the mining ventures. The premature closure of a mine due to the failure of a joint venture partner to perform its obligations could result in significant fixed mine closure costs, including severance, employment legacy costs and other employment costs, reclamation and other environmental costs, and the costs of terminating long-term obligations, including energy contracts and equipment leases.

**Unanticipated geological conditions and natural disasters could increase the cost of operating our business.**

A portion of our production costs are fixed regardless of current operating levels. Our operating levels are subject to conditions beyond our control that can delay deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather conditions (for example, extreme winter weather, floods and availability of process water due to drought) and natural disasters, pit wall failures, unanticipated geological conditions, including variations in the amount of rock and soil overlying the deposits of iron ore, variations in rock and other natural materials and variations in geologic conditions and ore processing changes. These conditions could impair our ability to fulfill our plan to operate all of our mines at full capacity, which could materially adversely affect our ability to meet the expected demand for our iron ore products.

In the second and third quarters of 2003, pellet production at the Tilden mine was adversely affected by approximately .3 million tons as a result of unexpected variations in the composition of the iron ore in one area of the mining pit, which made the ore difficult to process, causing low throughput and recovery rates.

**Many of our mines are dependent on a single-source energy supplier, and interruption in energy services may have a significant adverse effect on our sales, margins and profitability.**

Many of our mines are dependent on one source for electric power and for natural gas. For example, Minnesota Power is the sole supplier of electric power to our Hibbing and United Taconite mines; Wisconsin Energy Company is the sole supplier of electric power to our Tilden and Empire mines; and our Northshore mine is largely dependent on its wholly owned power facility for its electrical supply. A significant interruption in service from our energy suppliers due to terrorism or any other cause can result in substantial losses that may not be fully covered by our business interruption insurance. For example, in May 2003, we incurred approximately $11.1 million in fixed costs relating to lost production when our Empire and Tilden mines were idled for approximately five weeks due to loss of power stemming from the failure of a dam in the Upper Peninsula of Michigan. One natural gas pipeline serves all of our Minnesota and Michigan mines, and a pipeline failure may idle those operations. Any substantial unmitigated interruption of our business due to these conditions could materially adversely affect our sales, margins and profitability.

**Equipment failures and other unexpected events at our facilities may lead to production curtailments or shutdowns.**

Interruptions in production capabilities will inevitably increase our production costs and reduce our profitability. We do not have meaningful excess capacity for current production needs, and we are not able to quickly increase production at one mine to offset an interruption in production at another mine. In addition to equipment failures, our facilities are also subject to the risk of loss due to unanticipated events such as fires, explosions or adverse weather conditions. The manufacturing processes that take place in our mining operations, as well as in our crushing, concentrating and pelletizing facilities, depend on critical pieces of equipment, such as drilling and blasting equipment, crushers, grinding mills, pebble mills, thickeners, separators, filters, mixers, furnaces, kilns and rolling equipment, as well as electrical equipment, such as transformers. This equipment may, on occasion, be out of service because of unanticipated failures. In addition, many of our mines and processing facilities have been in operation for several decades, and the equipment is aged. For example, in November 2003, our Tilden facility experienced a crack in a kiln riding ring that required the shutdown of that kiln in its pelletizing plant, resulting in a production loss of approximately .3 million tons. In the future, we may experience additional material plant shutdowns or periods of reduced production because of equipment failures. Material plant shutdowns or reductions in operations could materially adversely affect our sales, margins and profitability. Further, remediation of any interruption in production capability may require us to make large capital expenditures that could have a negative effect on our profitability and cash flows. Our business interruption insurance would not cover all of the lost revenues associated with equipment failures. Further, longer-term business disruptions could result in a loss of customers, which could adversely affect our future sales levels, and therefore our profitability.

**We are subject to extensive governmental regulation, which imposes, and will continue to impose, significant costs and liabilities on us, and future regulation could increase those costs and liabilities or limit our ability to produce iron ore products.**

We are subject to various federal, provincial, state and local laws and regulations on matters such as employee health and safety, air quality, water pollution, plant and wildlife protection, reclamation and restoration of mining properties, the discharge of materials into the environment, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for our operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

Prior to commencement of mining, we must submit to, and obtain approval from, the appropriate regulatory authority of plans showing where and how mining and reclamation operations are to occur. These plans must include information such as the location of mining areas, stockpiles, surface waters, haul roads, tailings basins and drainage from mining operations. All requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. See "Item 2. Properties. – Environment."

In addition, new legislation and/or regulations and orders, including proposals related to the protection of the environment, to which we would be subject or that would further regulate and/or tax our customers, namely the North American integrated steel producer customers, may also require us or our customers to reduce or otherwise change operations significantly or incur costs. Such new legislation, regulations or orders (if enacted) could have a material adverse effect on our business, results of operations, financial condition or profitability. In particular, we are subject to the new rules promulgated by the EPA that will require us to utilize MACT standards for our air emissions by 2006. The costs, including capital expenditures, that we will incur in order to meet the new MACT standards may be substantial. See "Item 2. Properties. – Environment."

Further, we are subject to a variety of potential liability exposures arising at certain sites where we do not currently conduct operations. These sites include sites where we formerly conducted iron ore mining or processing or other operations, inactive sites that we currently own, predecessor sites, acquired sites, leased land sites and third-party waste disposal sites. While we believe our liability at sites where claims have been asserted will not have a material adverse effect on our financial condition, liquidity or results of operations, we may be named as a responsible party at other sites in the future, and we cannot assure you that the costs associated with these additional sites will not be material. See "Item 2. Properties. – Environment."

We could also be held liable for any and all consequences arising out of human exposure to hazardous substances used, released or disposed of by us or other environmental damage, including damage to natural resources. In particular, we and certain of our subsidiaries are involved in various claims relating to the exposure of asbestos and silica to seamen who sailed on the Great Lakes vessels formerly owned and operated by certain of our subsidiaries. The full impact of these claims, as well as whether insurance coverage will be sufficient and whether other defendants named in these claims will be able to fund any costs arising out of these claims, continues to be unknown. Based on currently available information, however, we believe the resolution of currently pending claims in the aggregate would not reasonably be expected to have a material adverse effect on our financial position. See "Item 3. Legal Proceedings."

**Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect, if there are mine closures or our joint venture partners fail to perform their obligations that relate to employee pension plans.**

We provide defined benefit pension plans and OPEB benefits to eligible union and nonunion employees, including our share of expense and funding obligations with respect to unconsolidated ventures. Our pension expense and our required contributions to our pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the rate of return on plan assets and the actuarial assumptions we use to measure our defined benefit pension plan obligations, including the rate that future obligations are discounted to a present value ("discount rate"). We decreased the discount rate to 6.25 percent at December 31, 2003, from 6.90 percent at December 31, 2002, 7.50 percent at December 31, 2001, and 7.75 percent at December 31, 2000. For pension accounting purposes, we assumed a 9 percent rate of return on pension plan assets for all periods, although we decreased the return on asset assumption to 8.50 percent at December 31, 2003, which will increase our 2004 pension expense. Based on these assumptions, our actual funding levels and pension expense for 2001, 2002 and 2003 and our estimated minimum funding obligations and pension expense (based on our making only our minimum required contributions) for 2004, including our share of expense and funding obligations with respect to unconsolidated ventures are as follows:

**Pension**

| YEAR | (IN MILLIONS) Expense | Minimum Funding Obligation |
|---|---|---|
| 2001 | $ 4.4 | $ .4 |
| 2002 | 7.2 | 1.1 |
| 2003 | 32.0 | 6.4 |
| 2004 (estimate) | 22.9 | 4.3 |

We cannot predict whether changing market or economic conditions, regulatory changes or other factors will increase our pension expenses or our funding obligations, diverting funds we would otherwise apply to other uses.

Further, our funding projections for our pension plans assume that the pension plan covering hourly employees at the Empire and Tilden mines remains a multiemployer pension plan. If that plan loses its multiemployer plan status, we estimate that our minimum funding obligations for that plan would increase by approximately $25.6 million through 2004.

We calculate our total accumulated postretirement benefit obligation ("APBO") for our OPEB benefits under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The unfunded APBO obligation had a present value of $317.2 million at December 31, 2003. We have calculated the unfunded obligation based on a number of assumptions. Discount rate and return on plan asset assumptions parallel those utilized for pensions. We increased our assumed rate of annual increase in the cost of health care benefits to 10 percent in 2003 (from 7.50 percent in 2002) and assumed a 1 percent decrease per year for the following five years to 5 percent in 2008 and thereafter. We increased the assumed rate of annual increase in the cost of health care benefits again to 10 percent in 2004 and again assume a 1 percent decrease per year for the following five years, thereby delaying the decrease to 5 percent until 2009. We also contribute annually to trusts for certain mining ventures that are available to fund these liabilities, and we assume a 9 percent (decreasing to 8.50 percent for 2004 expense) rate of return on the assets held in these trusts. We expect to contribute approximately $3.7 million to these trusts in 2004, based on production at the Empire, Hibbing and Tilden mines in 2003. We also implemented a cap on the amounts that we would pay per retiree annually for existing and future U.S. salaried retirees. Based on these assumptions and plan provisions, our actual expenses and funding for these benefits for 2001, 2002 and 2003 and estimated expense and funding requirements for 2004, including our share of expense and funding obligations with respect to unconsolidated ventures are as follows:

OPEB

| YEAR | Expense (IN MILLIONS) | Funding Obligation (IN MILLIONS) |
|---|---|---|
| 2001 | $15.8 | $ 7.7 |
| 2002 | 21.5 | 16.8 |
| 2003 | 29.1 | 17.0 |
| 2004 (estimate) | 27.4 | 21.3 |

If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, we cannot assure that regulatory changes will not increase our obligations to provide these or additional benefits. These obligations also may increase substantially in the event of adverse medical cost trends or unexpected rates of early retirement, particularly for bargaining unit employees for whom there is no retiree health care cost cap. Early retirement rates likely would increase substantially in the event of a mine closure.

Additionally, our pension and postretirement health and life insurance benefits obligations, expenses and funding costs would increase significantly if one or more of the mines in which we have invested is closed. or if one or more of our joint venturers at one or more mines is unable to perform its obligations. A mine closure would trigger accelerated pension and OPEB obligations, and the failure of a joint venturer to perform its obligations could shift additional pension and OPEB liabilities to us. Any of these events could significantly adversely affect our financial condition and results of operations.

**We are a related person to certain companies that were operators and are required under the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Retiree Act") to make premium payments to the United Mine Workers Association Combined Benefit Fund (the "Combined Fund"), and our obligations to the Combined Fund could increase if other coal mine operators file for bankruptcy protection or become insolvent.**

We are a related party to certain companies that were coal mine operators. As a result we are subject to the Coal Retiree Act and are obligated to make premium payments to the Combined Fund for health and death benefits paid by the Combined Fund to retired coal miners. At December 31, 2003, the net present value of our estimated liability to the Combined Fund was $7.0 million. We are assessed premiums for unassigned or "orphan" retirees on a pro rata basis with other coal mine operators and related parties. If other coal mine operators and related parties file for bankruptcy protection or become insolvent, our pro rata portion of the liability to the Combined Fund could increase, which could have an adverse effect on our results of operation and financial condition, sales, margins and profitability.

**We cannot sell or transfer our ISG shares until June 2004, and we cannot predict the value of those shares if we sell them after that time.**

We currently own approximately 5.5 million shares of ISG's common stock (5.0 million owned directly and .5 million through pension fund investments), which currently represents approximately 5.7 percent of the outstanding ISG shares. As of January 30, 2004, the trading price for the ISG common stock was $35.10 per share.

In connection with ISG's recent initial public offering, we and other significant ISG stockholders agreed not to sell or otherwise transfer our ISG shares before June 9, 2004. We cannot predict the trading price of the ISG shares following the expiration of the lock-up period. Further, our ability to sell our ISG shares may continue to be restricted following the expiration of the lock-up period by applicable federal securities laws. We cannot assure you that we will sell our ISG shares or that any sale of our ISG shares after the expiration of the lock-up period will result in a gain to us. If we do sell our ISG shares, we may sell only limited quantities of the shares.

**Our profitability could be negatively affected if we fail to maintain satisfactory labor relations.**

The USWA represents all hourly employees at our Empire, Hibbing, Tilden and United Taconite mines, as well as the Wabush mine in Canada. The collective bargaining agreements for the employees at the Empire, Hibbing, Tilden and United Taconite mines will expire on August 1, 2004, and the collective bargaining agreements for the employees at the Wabush mine will expire on March 1, 2004. Hourly employees at the railroads we own that transport products among our facilities are represented by multiple unions with labor agreements that expire at various dates. If the collective bargaining agreements relating to the employees at our mines are not successfully renegotiated in a timely manner, we could face work stoppages or labor strikes.

The work force at our Northshore mine is currently not represented by a union. If our Northshore operations were to become unionized, we would incur an increased risk of work stoppages, reduced productivity and higher labor costs.

**Our cost reduction efforts may not be successful.**

In an effort to improve our marginal sales profitability, we implemented a cost reduction strategy in 2003 designed to decrease annual costs by the end of 2004 by $35.0 million. We cannot assure you that our cost savings program will be successful. If we fail to successfully complete our cost reduction programs, our margins and profitability would be adversely affected.

**Our operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases.**

Operating expenses at our mining locations are sensitive to changes in electricity prices and fuel prices, including diesel fuel and natural gas prices. Prices for electricity, natural gas and fuel oils can fluctuate widely with availability and demand levels from other users. During periods of peak usage, supplies of energy may be curtailed and we may not be able to purchase them at historical market rates. While we have some long-term contracts with electrical suppliers, we are exposed to fluctuations in energy costs that can affect our production costs. Although we enter into forward fixed price supply contracts for natural gas for use in our operations, those contracts are of limited duration and do not cover all of our fuel needs, and price increases in fuel costs could cause our profitability to decrease significantly.

**Forward-Looking Statements**

This report contains statements that constitute "forward-looking statements." These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "intends," "may," "will" or similar terms. These statements speak only as of the date of this report, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations of our directors or our officers with respect to, among other things:

> trends affecting our financial condition, results of operations or future prospects;

> estimates of our economic iron ore reserves;

> our business and growth strategies; and

> our financing plans and forecasts.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, some of which are unknown. The factors that could adversely affect our actual results and performance include, without limitation:

> decreased steel production in North America caused by global overcapacity of steel, intense competition in the steel industry, increased imports of steel, consolidation in the steel industry, cyclicality in the North American steel market and other factors, all of which could result in decreased demand for iron ore products;

> use by North American steelmakers of products other than domestic iron ore in the production of steel;

> uncertainty about the continued demand for steel to support rapid industrial growth in China;

> the highly competitive nature of the iron ore mining industry;

> our dependence on our term supply agreements with a limited number of customers;

> changes in demand for our products under the requirements contracts we have with our customers;

> the provisions of our term supply agreements, including price adjustment provisions that may not allow us to match international prices for iron ore products;

> the substantial costs of mine closures, and the uncertainties regarding mine life and estimates of ore reserves;

> uncertainty relating to several of our customers' pending bankruptcy or reorganization proceedings, and the creditworthiness of our customers;

> our change in strategy from a manager of iron ore mines to primarily a merchant of iron ore to steel company customers;

> our reliance on our joint venture partners to meet their obligations;

> unanticipated geological conditions, natural disasters, interruptions in electrical or other power sources and equipment failures, which could cause shutdowns or production curtailments for us or our steel industry customers;

> increases in our costs of electrical power, fuel or other energy sources;

> uncertainties relating to governmental regulation of our mines and our processing facilities, including under environmental laws;

> uncertainties relating to our pension plans;

> restrictions on our sale of our ISG shares;

> uncertainties relating to labor relations;

> the success of our cost reduction efforts.

You are urged to carefully consider these factors and the "Risks Relating to the Company" above. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

# STATEMENT OF CONSOLIDATED OPERATIONS CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

| | Year Ended December 31 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| REVENUES | | | |
| Product sales and services | | | |
| Iron ore | **$686.8** | $ 510.8 | $301.5 |
| Freight and minority interest | **138.3** | 75.6 | 17.8 |
| Total product sales and services | **825.1** | 586.4 | 319.3 |
| Royalties and management fees | **10.6** | 12.2 | 29.8 |
| Interest income | **10.6** | 4.8 | 3.8 |
| Insurance recoveries | | 3.5 | .4 |
| Other income | **11.4** | 10.2 | 9.8 |
| Total Revenues | **857.7** | 617.1 | 363.1 |
| COSTS AND EXPENSES | | | |
| Cost of goods sold and operating expenses | **835.0** | 582.7 | 358.7 |
| Administrative, selling and general expenses | **25.1** | 23.8 | 15.2 |
| Restructuring charge | **8.7** | .7 | 4.2 |
| Provision for customer bankruptcy exposures | **7.5** | | 1.5 |
| Interest expense | **4.6** | 6.6 | 8.8 |
| Impairment of mining assets | **2.6** | 52.7 | |
| Other expenses | **9.4** | 7.9 | 3.4 |
| Total Costs and Expenses | **892.9** | 674.4 | 391.8 |
| LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES | **(35.2)** | (57.3) | (28.7) |
| INCOME TAXES (CREDIT) | **(.3)** | 9.1 | (9.2) |
| LOSS FROM CONTINUING OPERATIONS | **(34.9)** | (66.4) | (19.5) |
| LOSS FROM DISCONTINUED OPERATION (Net of tax $6.9 – 2001) | | (108.5) | (12.7) |
| LOSS BEFORE EXTRAORDINARY GAIN AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES | **(34.9)** | (174.9) | (32.2) |
| EXTRAORDINARY GAIN (Net of: tax $.5; minority interest $1.2) | **2.2** | | |
| CUMULATIVE EFFECT OF ACCOUNTING CHANGES (Net of tax $5.0 – 2001) | | (13.4) | 9.3 |
| NET LOSS | **$ (32.7)** | $(188.3) | $(22.9) |
| NET LOSS PER COMMON SHARE – BASIC | | | |
| Continuing operations | **$ (3.40)** | $ (6.58) | $(1.93) |
| Discontinued operation | | (10.72) | (1.26) |
| Extraordinary gain | **.21** | | |
| Cumulative effect of accounting changes | | (1.32) | .92 |
| NET LOSS | **$ (3.19)** | $(18.62) | $(2.27) |
| NET LOSS PER COMMON SHARE – DILUTED | | | |
| Continuing operations | **$ (3.40)** | $ (6.58) | $(1.93) |
| Discontinued operation | | (10.72) | (1.26) |
| Extraordinary gain | **.21** | | |
| Cumulative effect of accounting changes | | (1.32) | .92 |
| NET LOSS | **$ (3.19)** | $(18.62) | $(2.27) |
| AVERAGE NUMBER OF SHARES (In thousands) | | | |
| Basic | **10,256** | 10,117 | 10,073 |
| Diluted | **10,256** | 10,117 | 10,073 |

See notes to consolidated financial statements.

# STATEMENT OF CONSOLIDATED CASH FLOWS CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

| | Year Ended December 31 (IN MILLIONS, BRACKETS INDICATE CASH DECREASE) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| CASH FLOW FROM CONTINUING OPERATIONS | | | |
| OPERATING ACTIVITIES | | | |
| Loss from continuing operations | **$(34.9)** | $ (66.4) | $ (19.5) |
| Adjustments to reconcile net loss to net cash from operations: | | | |
| Depreciation and amortization: | | | |
| Consolidated | **26.7** | 25.5 | 12.6 |
| Share of associated companies | **2.3** | 8.4 | 10.8 |
| Pensions and other post-retirement benefits | **42.1** | 10.8 | 12.1 |
| Provision for customer bankruptcy exposures | **7.5** | | 1.5 |
| Accretion of asset retirement obligation | **3.6** | 1.8 | |
| Impairment of mining assets | **2.6** | 52.7 | |
| Deferred income taxes | **.5** | 13.9 | (12.8) |
| Gain on sale of assets | **(7.1)** | (6.2) | (5.6) |
| Other | **4.7** | (12.5) | (9.8) |
| Total before changes in operating assets and liabilities | **48.0** | 28.0 | (10.7) |
| Changes in operating assets and liabilities: | | | |
| Inventories and prepaid expenses | **(12.0)** | (15.2) | (13.1) |
| Receivables | **(2.1)** | 21.6 | 37.4 |
| Payables and accrued expenses | **8.8** | 6.5 | 15.3 |
| Total changes in operating assets and liabilities | **(5.3)** | 12.9 | 39.6 |
| Net cash from operating activities | **42.7** | 40.9 | 28.9 |
| INVESTING ACTIVITIES | | | |
| Purchase of property, plant and equipment: | | | |
| Consolidated | **(20.1)** | (8.6) | (3.2) |
| Share of associated companies | **(1.5)** | (2.0) | (4.0) |
| Purchase of EVTAC assets | **(2.0)** | | |
| Proceeds from sale of assets | **8.9** | 8.2 | 11.0 |
| Investment in steel companies' equity and debt | | (27.4) | |
| Investment in power-related joint venture | | (6.0) | (3.0) |
| Other | | | (.7) |
| Net cash (used by) from investing activities | **(14.7)** | (35.8) | .1 |
| FINANCING ACTIVITIES | | | |
| Repayment of long-term debt | **(30.0)** | (15.0) | |
| Proceeds from stock options exercised | **6.0** | | |
| Contributions by minority shareholder | **2.0** | .3 | |
| Borrowings (repayments) under revolving credit facility | | (100.0) | 100.0 |
| Proceeds from LTVSMC transaction | | | 50.0 |
| Dividends | | | (4.1) |
| Net cash (used by) from financing activities | **(22.0)** | (114.7) | 145.9 |
| CASH FROM (USED BY) CONTINUING OPERATIONS | **6.0** | (109.6) | 174.9 |
| CASH USED BY DISCONTINUED OPERATION | | (12.4) | (21.0) |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | **6.0** | (122.0) | 153.9 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | **61.8** | 183.8 | 29.9 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | **$ 67.8** | $ 61.8 | $183.8 |
| Taxes paid on income | **$ 2.7** | $ .5 | $ 6.2 |
| Interest paid on debt obligations | **$ 3.6** | $ 6.7 | $ 9.0 |

See notes to consolidated financial statements.

# STATEMENT OF CONSOLIDATED FINANCIAL POSITION CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

| | December 31 (IN MILLIONS) | |
|---|---|---|
| | **2003** | 2002 |
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | **$ 67.8** | $ 61.8 |
| Trade accounts receivable – net | **9.5** | 14.1 |
| Receivables from associated companies | **5.9** | 9.0 |
| Product inventories | **116.4** | 111.2 |
| Supplies and other inventories | **86.4** | 73.2 |
| Other | **27.3** | 31.2 |
| TOTAL CURRENT ASSETS | **313.3** | 300.5 |
| PROPERTIES | | |
| Plant and equipment | **386.5** | 368.6 |
| Minerals | **21.3** | 22.2 |
| | **407.8** | 390.8 |
| Allowances for depreciation and depletion | **(137.3)** | (111.9) |
| TOTAL PROPERTIES | **270.5** | 278.9 |
| OTHER ASSETS | | |
| Marketable securities | **196.7** | 17.4 |
| Long-term receivables | **63.8** | 63.9 |
| Deposits and miscellaneous | **23.5** | 25.8 |
| Intangible pension asset | **15.6** | 31.7 |
| Other investments | **11.8** | 11.9 |
| TOTAL OTHER ASSETS | **311.4** | 150.7 |
| TOTAL ASSETS | **$895.2** | $730.1 |

| | December 31 (IN MILLIONS) 2003 | 2002 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Current portion of long-term debt | **$ 25.0** | $ 20.0 |
| Accounts payable | **64.7** | 54.8 |
| Accrued employment cost | **61.4** | 60.1 |
| Accrued expenses | **18.0** | 17.6 |
| Payables to associated companies | **16.1** | 14.1 |
| State and local taxes | **12.6** | 13.2 |
| Environmental and mine closure obligations | **10.2** | 9.8 |
| Other | **17.9** | 15.2 |
| TOTAL CURRENT LIABILITIES | **225.9** | 204.8 |
| LONG-TERM DEBT | | 35.0 |
| POSTEMPLOYMENT BENEFIT LIABILITIES | | |
| Pensions, including minimum pension liability | **135.2** | 151.3 |
| Other postretirement benefits | **124.2** | 109.1 |
| | **259.4** | 260.4 |
| ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS | **86.6** | 84.7 |
| DEFERRED INCOME TAXES | **34.5** | |
| OTHER LIABILITIES | **40.5** | 46.0 |
| TOTAL LIABILITIES | **646.9** | 630.9 |
| MINORITY INTEREST | **20.2** | 19.9 |
| SHAREHOLDERS' EQUITY | | |
| Preferred Stock – no par value | | |
| Class A – 3,000,000 shares authorized and unissued | | |
| Class B – 4,000,000 shares authorized and unissued | | |
| Common Shares – par value $1 a share | | |
| Authorized – 28,000,000 shares; | | |
| Issued – 16,827,941 shares | **16.8** | 16.8 |
| Capital in excess of par value of shares | **74.3** | 69.7 |
| Retained income | **255.7** | 288.4 |
| Cost of 6,329,926 Common Shares in treasury (2002 – 6,643,730 shares) | **(173.6)** | (182.2) |
| Accumulated other comprehensive income (loss) | **56.4** | (110.7) |
| Unearned compensation | **(1.5)** | (2.7) |
| TOTAL SHAREHOLDERS' EQUITY | **228.1** | 79.3 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | **$895.2** | $730.1 |

See notes to consolidated financial statements.

# STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

| | (IN MILLIONS) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Common Shares | Capital In Excess of Par Value of Shares | Retained Income | Common Shares In Treasury | Other Comprehensive Income (Loss) | Unearned Compensation | Total |
| January 1, 2001 | $16.8 | $67.3 | $503.7 | $(183.8) | $ | $(2.0) | $402.0 |
| Comprehensive loss | | | | | | | |
| Net loss | | | (22.9) | | | | (22.9) |
| Other comprehensive loss | | | | | | | |
| Minimum pension liability | | | | | (1.0) | | (1.0) |
| Total comprehensive loss | | | | | | | (23.9) |
| Cash dividends – $.40 a share | | | (4.1) | | | | (4.1) |
| Stock and other incentive plans | | (.9) | | .5 | | .8 | .4 |
| Other | | (.2) | | | | | (.2) |
| December 31, 2001 | 16.8 | 66.2 | 476.7 | (183.3) | (1.0) | (1.2) | 374.2 |
| Comprehensive loss | | | | | | | |
| Net loss | | | (188.3) | | | | (188.3) |
| Other comprehensive loss | | | | | | | |
| Minimum pension liability | | | | | (109.7) | | (109.7) |
| Total comprehensive loss | | | | | | | (298.0) |
| Stock and other incentive plans | | 3.5 | | 1.1 | | (1.5) | 3.1 |
| **December 31, 2002** | **16.8** | **69.7** | **288.4** | **(182.2)** | **(110.7)** | **(2.7)** | **79.3** |
| **Comprehensive income** | | | | | | | |
| **Net loss** | | | **(32.7)** | | | | **(32.7)** |
| **Other comprehensive income** | | | | | | | |
| **Unrealized gain on securities** | | | | | **144.9** | | **144.9** |
| **Minimum pension liability** | | | | | **22.2** | | **22.2** |
| **Total comprehensive income** | | | | | | | **134.4** |
| **Stock options exercised** | | **1.1** | | **4.9** | | | **6.0** |
| **Stock and other incentive plans** | | **3.5** | | **3.7** | | **1.2** | **8.4** |
| **December 31, 2003** | **$16.8** | **$74.3** | **$255.7** | **$(173.6)** | **$ 56.4** | **$(1.5)** | **$228.1** |

See notes to consolidated financial statements.

## ACCOUNTING POLICIES

**Business:** The Company is the largest supplier of iron ore pellets to integrated steel companies in North America. The Company manages and owns interests in North American mines and owns ancillary companies providing transportation and other services to the mines.

**Basis of Consolidation:** The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries ("Company"), including:

> Tilden Mining Company L.C. ("Tilden") in Michigan; consolidated since January 31, 2002, when the Company increased its ownership from 40 percent to 85 percent;

> Empire Iron Mining Partnership ("Empire") in Michigan; consolidated effective December 31, 2002, when the Company increased its ownership from 46.7 percent to 79 percent;

> 100 percent of Wabush Iron Co. Limited ("Wabush Iron"); consolidated since August 29, 2002 when Acme Steel Company rejected its interest in Wabush Iron; Wabush Iron owns 26.83 percent interest in the Wabush Mines Joint Venture ("Wabush") in Canada; and

> United Taconite LLC ("United Taconite") in Minnesota; consolidated since December 1, 2003, when the Company acquired a 70 percent ownership interest; (see Note 1 – "Operations and Customers – United Taconite").

Intercompany accounts are eliminated in consolidation. "Other Investments" includes Wabush Iron's equity interest in certain Wabush Mines related entities, which the Company does not control. The Company's equity interest in Hibbing Taconite Company ("Hibbing"), an unincorporated joint venture in Minnesota, which the Company does not control, was a net liability, and accordingly, was classified as "Payables to associated companies." Cliffs and Associates Limited ("CAL") results are included in "Discontinued Operation" in the Statement of Consolidated Operations. See Note 3 – "Discontinued Operation."

**Revenue Recognition:** Revenue is recognized on sales of products when title has transferred, and on services when performed. Revenue from product sales includes reimbursement for freight charges ($59.2 million – 2003; $38.7 million – 2002; $17.8 million – 2001) paid on behalf of customers and cost reimbursement of $79.1 million in 2003 and $36.9 million in 2002 from minority interest partners for their contractual share of mine costs. Royalties and management fees revenue from venture participants is recognized on production.

**Business Risk:** The major business risk faced by the Company, as it increases its merchant position, is lower customer consumption of iron ore from the Company's mines which may result from competition from other iron ore suppliers; increased use of iron ore substitutes, including imported semi-finished steel; customers rationalization or financial failure; or decreased North American steel production, resulting from increased imports or lower steel consumption. The Company's sales are concentrated with a relatively few number of customers. Unmitigated loss of sales would have a greater impact on operating results and cash flow than revenue, due to the high level of fixed costs in the iron ore mining business in the near term and the high cost to idle or close mines. In the event of a venture participant's failure to perform, remaining solvent venturers, including the Company, may be required to assume and record additional material obligations. The premature closure of a mine due to the loss of a significant customer or the failure of a venturer would accelerate substantial employment and mine shutdown costs. See Note 1 – "Operations and Customers."

**Use of Estimates:** The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

**Cash Equivalents:** The Company considers investments in highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

**Derivative Financial Instruments:** In the normal course of business, the Company enters into forward contracts for the purchase of commodities, primarily natural gas, which are used in its operations. Such contracts are in quantities expected to be delivered and used in the production process and are not intended for resale or speculative purposes.

**Inventories:** Product inventories are stated at the lower of cost or market. Cost of iron ore inventories is determined using the last-in, first-out ("LIFO") method. The excess of current cost over LIFO cost of iron ore inventories was $13.1 million and $6.5 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company had approximately 2.3 million tons and 2.5 million tons, respectively, at the lower lakes to service customers. The Company maintains ownership until title has transferred, usually when payment is made. The Company tracks the movement of the inventory and has the right to verify the quantities on hand. Supplies and other inventories reflect the average cost method.

**Iron Ore Reserves:** The Company reviews the iron ore reserves based on current expectations of revenues and costs, which are subject to change. Iron ore reserves include only proven and probable quantities of ore which can be economically mined and processed utilizing existing technology. Asset retirement obligations reflect remaining economic iron ore reserves.

**Properties:** Properties are stated at cost. Depreciation of plant and equipment is computed principally by straight-line methods based on estimated useful lives, not to exceed the estimated economic iron ore reserves. Depreciation is provided over the following estimated useful lives:

Buildings .......................45 Years
Mining Equipment ................10 to 20 Years
Processing Equipment .............15 to 45 Years
Information Technology ...........2 to 7 Years

Depreciation is not adjusted when operations are temporarily idled.

**Asset Impairment:** The Company monitors conditions that may affect the carrying value of its long-lived and intangible assets when events and circumstances indicate that the carrying value of the assets may be impaired. The Company determines impairment based on the asset's ability to generate cash flow greater than the carrying value of the asset, using an undiscounted probability-weighted analysis. If projected undiscounted cash flows are less than the carrying value of the asset, the asset is adjusted to its fair value. See Note 1 – "Operations and Customers" and Note 3 – "Discontinued Operation."

**Repairs and Maintenance:** The cost of power plant major overhauls is amortized over the estimated useful life, which is the period until the next scheduled overhaul, generally 5 years. All other planned and unplanned repairs and maintenance costs are expensed during the year incurred.

**Income Taxes:** Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

**Environmental Remediation Costs:** The Company has a formal code of environmental protection and restoration. The Company's obligations for known environmental problems at active and closed mining operations, and other sites have been recognized based on estimates of the cost of investigation and remediation at each site. If the cost can only be estimated as a range of possible amounts with no specific amount being most likely, the minimum of the range is accrued. Costs of future expenditures are not discounted to their present value. Potential insurance recoveries have not been reflected in the determination of the liabilities.

**Stock Compensation:** Effective January 1, 2003, the Company adopted the fair value method, which is considered the preferable accounting method, of recording stock-based employee compensation as contained in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As prescribed in SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the Company elected to use the "prospective method." The prospective method requires expense to be recognized for all awards granted, modified or settled beginning in the year of adoption. Historically, the Company applied the intrinsic method as provided in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and accordingly, no compensation cost had been recognized for stock options in prior years.

As a result of adopting the fair value method for stock compensation, all future awards will be expensed over the stock options vesting period. The adoption did not have a significant financial effect in 2003.

The following illustrates the pro forma effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to all awards unvested in each period:

| | Pro Forma (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Net loss as reported | **$(32.7)** | $(188.3) | $(22.9) |
| Stock-based employee compensation: | | | |
| Plus expense included in reported results | **6.0** | 2.0 | .1 |
| Less fair value-based expense | **(3.8)** | (2.7) | (1.0) |
| Pro forma net loss | **$(30.5)** | $(189.0) | $(23.8) |
| Loss per share: | | | |
| Basic – as reported | **$(3.19)** | $(18.62) | $(2.27) |
| Basic – pro forma | **$(2.97)** | $(18.69) | $(2.36) |
| Diluted – as reported | **$(3.19)** | $(18.62) | $(2.27) |
| Diluted – pro forma | **$(2.97)** | $(18.69) | $(2.36) |

The market value of restricted stock awards and performance shares is charged to expense over the vesting period.

**Research and Development Costs:** Research and development costs, principally relating to the Mesabi Nugget project at the Northshore mine in Minnesota, are expensed as incurred. Mesabi Nugget project costs of $1.6 million, $1.9 million and $.1 million in 2003, 2002 and 2001, respectively, were included in "Other expenses."

**Income Per Common Share:** Basic income per common share is calculated on the average number of common shares outstanding during each period. Diluted income per common share is based on the average number of common shares outstanding during each period, adjusted for the effect of outstanding stock options, restricted stock and performance shares.

**Reclassifications:** Certain prior year amounts have been reclassified to conform to current year classifications.

**Accounting and Disclosure Changes:** In December 2003, the FASB modified SFAS Statement No. 132 (originally issued in February 1998), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to improve financial statement disclosures for defined benefit plans. The change replaces the existing SFAS disclosure requirements for pensions. The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The guidance is effective for fiscal years ending after December 15, 2003. Accordingly, the Company's December 31, 2003, footnote disclosure regarding its pension and other postretirement benefits has been updated to conform to the requirements of SFAS No. 132R. See Note 8 – "Retirement Related Benefits."

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify a financial instrument that is within its scope as a liability, or an asset, which may have previously been classified as equity. The Company adopted SFAS No. 150 effective June 30, 2003, as required. The adoption of this Statement did not have an impact on the Company's consolidated financial statements.

In January 2003 (as revised December 2003), the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires that variable interest entities, as defined, should be consolidated by the primary beneficiary, which is defined as the entity that is expected to absorb the majority of the expected losses, receive the majority of the gains or both. FIN 46 requires that companies disclose certain information about a variable interest entity created prior to February 1, 2003 if it is reasonably possible that the enterprise will be required to consolidate that entity. The application of FIN 46, which was previously required on July 1, 2003 for entities created prior to February 1, 2003 and immediately for any variable interest entities created subsequent to January 31, 2003, has been deferred until years ending after December 31, 2003, except for those companies which previously issued financial statements implementing the provisions of FIN 46. The Company has evaluated its unconsolidated entities and does not believe that any entity in which it has an interest, but does not currently consolidate, meets the requirements for a variable interest entity to be consolidated.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," when the liability is incurred and not as a result of an entity's commitment to an exit plan. The statement is effective for exit or disposal activities initiated after December 31, 2002. In 2003, and in accordance with SFAS No. 146 provisions, the Company recorded a charge of $8.7 million relating to the Company's staff reduction program. See Note 2 – "Restructuring."

Effective January 1, 2002, the Company implemented SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded. The cumulative effect of this accounting change related to prior years was a one-time non-cash charge to income of $13.4 million (net of $3.3 million recorded under the Company's previous mine closure accrual method) recognized as of January 1, 2002. The net effect of the change was $1.9 million of additional expense in year 2002 results. The pro forma effect of this change, as if it had been made for 2001, would be to decrease net income by $.8 million. See Note 5 – "Environmental and Mine Closure Obligations."

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Although retaining many of the provisions of SFAS No. 121, SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed. The Company's adoption of this statement in the first quarter of 2002 did not have a significant impact.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires testing of goodwill and intangible assets with indefinite lives for impairment rather than amortizing them. The adoption of this statement in the first quarter of 2002 did not have a significant impact on the Company's financial results.

Effective January 1, 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost. Previously, the Company utilized a method that deferred and amortized realized and unrealized gains and losses over five years for most pension plans. Under the new accounting method, the market value of plan assets reflects realized and unrealized gains and losses from current year performance in the following year. The Company believes the new method results in improved financial reporting because the method more closely reflects the fair value of its pension assets at the date of reporting. The cumulative effect of this accounting change related to prior years was a one-time non-cash credit to income of $9.3 million ($14.3 million pre-tax) recognized as of January 1, 2001.

## NOTE 1 – OPERATIONS AND CUSTOMERS

### United Taconite

Effective December 1, 2003, United Taconite, a newly formed company owned 70 percent by a subsidiary of the Company and 30 percent by a subsidiary of Laiwu Steel Group Limited ("Laiwu") of China, purchased the ore mining and pelletizing assets of Eveleth Mines LLC. Eveleth Mines had ceased mining operations in May 2003 after filing for chapter 11 bankruptcy protection on May 1, 2003. Under the terms of the purchase agreement, United Taconite purchased all of Eveleth Mines' assets for $3 million in cash and the assumption of certain liabilities, primarily mine closure-related environmental obligations. As a result of this transaction, the Company, after assigning appropriate values to assets acquired and liabilities assumed, was required to record an extraordinary gain of $2.2 million, net of $.5 million tax and $1.2 million minority interest. The mine began production in late-December 2003 and produced approximately 80,000 tons. When fully operational, the annual capacity will be 4.3 million tons. In conjunction with this transaction, the Company and its Wabush Mines venture partners entered into pellet sales and trade agreements with Laiwu to optimize shipping efficiency.

During 2002, the Company increased its ownership in four iron ore mines and entered into significant term supply agreements with several integrated steel company customers.

### Empire Mine

Effective December 31, 2002, the Company increased its ownership in Empire from 46.7 percent to 79 percent for assumption of mine liabilities. Under terms of the agreement, the Company has indemnified Ispat Inland Inc. ("Ispat Inland"), a subsidiary of Ispat International N.V., from obligations of Empire in exchange for certain future payments to Empire and to the Company by Ispat Inland of $120.0 million, recorded at a present value, including interest, of $61.3 million at December 31, 2003 ($58.8 million at December 31, 2002) with $56.3 million classified as "Long-term receivable" and the balance current, over the 12-year life of the supply agreement. A subsidiary of Ispat Inland retained a 21 percent ownership in Empire, for which it has the unilateral right to put the interest to the Company in 2008. The Company is the sole supplier of pellets purchased by Ispat Inland for the term of the supply agreement.

Prior to the foregoing agreement, Ispat Inland and the Company funded total fixed obligations of Empire in proportion to their 40 percent and 46.7 percent respective ownerships under an interim agreement after a subsidiary of LTV Corporation ("LTV") discontinued meeting its 25 percent Empire ownership obligations in November 2001. LTV, which had filed for protection under chapter 11 of the U.S. Bankruptcy Code on December 29, 2000, rejected its Empire ownership in March 2002.

As a result of increasing production costs at the Empire mine, revised economic mine planning studies were completed in the fourth quarter of 2002 and updated in the fourth quarter of 2003. Based on the outcome of these studies, the ore reserve estimates at Empire were reduced from 116 million tons at December 31, 2001 to 63 million tons at December 31, 2002 and 29 million tons at December 31, 2003. The Company concluded that the assets of Empire were impaired as of December 31, 2002, based on an undiscounted probability-weighted cash flow analysis. The Company recorded an impairment charge of $52.7 million to write off the carrying value of the long-lived assets of Empire. In 2003, the Company recorded an additional impairment charge of $2.6 million for current year's fixed asset additions. Studies are ongoing to identify the optimum production rate and consequently the mine life for Empire. An evaluation of satellite mineral resources has also been initiated for potential addition to Empire's reserve base. The Company expects to continue to operate the Empire mine.

### Tilden Mine

On January 31, 2002, the Company increased its ownership in Tilden from 40 percent to 85 percent with the acquisition of Algoma Steel Inc.'s ("Algoma") interest in Tilden for assumption of mine liabilities associated with the interest. The acquisition increased the Company's annual production capacity by 3.5 million tons. Concurrently, a term supply agreement was executed that made the Company the sole supplier of iron ore pellets purchased by Algoma for a 15-year period.

### Hibbing Mine

In July 2002, the Company acquired (effective retroactive to January 1, 2002) an 8 percent interest in Hibbing from Bethlehem Steel Corporation ("Bethlehem") for the assumption of mine liabilities associated with the interest. The acquisition increased the Company's ownership of Hibbing from 15 percent to 23 percent. This transaction reduced Bethlehem's ownership interest in Hibbing to 62.3 percent. In October 2001, Bethlehem filed for protection under chapter 11 of the U.S. Bankruptcy Code. At the time of the filing, the Company had a trade receivable of approximately $1.0 million, which has been reserved. In May 2003, International Steel Group Inc. ("ISG") purchased the assets of Bethlehem, including Bethlehem's 62.3 percent interest in Hibbing.

### Wabush Mines

In August 2002, Acme Steel Company, a wholly-owned subsidiary of Acme Metals Incorporated, which had been under chapter 11 bankruptcy protection since 1998, rejected its 15.1 percent interest in Wabush. As a result, the Company's interest increased from 22.78 percent to 26.83 percent.

Economic ore reserves at Wabush were reduced to 61 million tons at December 31, 2003 from 94 million tons at December 31, 2002. The decrease in ore reserves at Wabush reflected increased operating costs, the impact of currency exchange rates, and a reduction in the maximum mining depth in one critical mining area due to assessment of dewatering capabilities based on a recently completed hydrologic evaluation.

### Effect of Mine Ownership Increases

While none of the increases in mine ownerships during 2002 required cash payments or assumption of debt, the ownership changes resulted in the Company recognizing net obligations of approximately $93 million at December 31, 2002. Additional consolidated obligations assumed totaled approximately $163 million at December 31, 2002, primarily related to employment and legacy obligations at Empire and Tilden mines, partially offset by non-capital long-term assets, principally the $58.8 million Ispat Inland long-term receivable. United Taconite's acquisition of the Eveleth mine assets in Minnesota in December 2003 was for $3.0 million cash and assumption of certain liabilities, primarily mine closure-related environmental expenses.

### Customers

Rouge, a significant pellet sales customer of the Company, filed for chapter 11 bankruptcy protection on October 23, 2003, and has since reached agreement to sell substantially all of its assets to OAO Severstal, Russia's second largest steel producer. Rouge continued to manufacture and ship steel products and provide uninterrupted service to its customers during the bankruptcy process.

The Company sold 3.0 million tons of pellets to Rouge in 2003 and 1.4 million tons in 2002. At the time of Rouge's filing, the Company had no trade receivable exposure to Rouge; however, the Company has a $10 million secured loan to Rouge with a final maturity in 2007. As of December 31, 2003, the loan had a balance of $11.5 million including accrued interest. Rouge failed to make an interest payment of $1.4 million on December 15, 2003. Management will continue to assess events as they occur pertaining to collectability of the loan and interest. The Company's term supply agreement with Rouge provided that it would be the sole supplier of pellets to Rouge through 2012. See Note 15 – "Subsequent Events."

On September 16, 2003, WCI Steel Inc. ("WCI") petitioned for protection under chapter 11 of the U.S. Bankruptcy Code. At the time of the filing, the Company had a trade receivable exposure of $4.9 million, which was reserved in the third quarter. WCI purchased 1.5 million tons (.4 million tons since the filing date) in 2003 and 1.4 million tons of pellets in 2002. The Company's term supply agreement with WCI expires at the end of 2004.

On May 19, 2003, Weirton Steel Corporation ("Weirton") petitioned for protection under chapter 11 of the U.S. Bankruptcy Code. Weirton purchased 2.8 million tons, or 14 percent of total tons sold by the Company in 2003, and 2.9 million tons, or 20 percent of total tons sold in 2002. The Company has modified its term supply agreement with Weirton. Under the modified agreement which runs through 2005, the Company will provide the greater of 67 percent of Weirton's annual requirements or 1.9 million tons.

The Company is a 40.6 percent participant in a joint venture that acquired certain power-related assets from a subsidiary of Weirton in 2001, in a purchase-leaseback arrangement. The Company's investment at December 31, 2003 of $10.4 million, included in "Other investments," is accounted for utilizing the "equity method." Subsequent to its filing, Weirton has continued to meet its obligations under the lease agreement which extends through 2012. In the second quarter of 2003, the Company recorded a provision of $2.6 million for Weirton bankruptcy exposures.

## NOTE 2 – RESTRUCTURING

In the third quarter 2003, the Company initiated a salaried employee reduction program that affected its corporate and central services staffs and various mining operations. The action resulted in a reduction of 136 staff employees at its corporate, central services and various mining operations, which represented an approximate 20 percent decrease in salaried workforce at the Company's U.S. operations (prior to the acquisition of United Taconite). Accordingly, the Company recorded a restructuring charge of $8.7 million in 2003. The restructuring charge is principally related to severance, pension and health care benefits, with less than $1.6 million requiring cash funding in 2003. Included in the restructuring charge was an OPEB plan curtailment credit of $1.5 million.

## NOTE 3 – DISCONTINUED OPERATION

In the fourth quarter of 2002, the Company exited the ferrous metallics business and abandoned its 82 percent investment in CAL, an HBI facility located in Trinidad and Tobago. For the year 2002, the Company reported a loss from discontinued operation of $108.5 million, consisting of $97.4 million ($95.7 million in the third quarter) of impairment charges, due to uncertainties concerning the HBI market, operating costs and volume, and startup timing, when the Company determined that its investment in CAL was impaired, and $11.1 million of idle expense compared to a $19.6 million pre-tax ($12.7 million after-tax) expense in 2001. CAL operated for a portion of the year 2001 and generated net sales of $11.1 million. No expense was recorded in 2003. The Company expects CAL to be liquidated, and accordingly, has reflected no on-going obligations of CAL.

## NOTE 4 – SEGMENT REPORTING

In 2003, the Company operated in one reportable segment offering iron products and services to the steel industry. The ferrous metallics segment, which included the Company's CAL operations, was discontinued in 2002.

Included in the consolidated financial statements are the following amounts relating to geographic locations:

| | (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| **Revenue**[1] | | | |
| United States | **$654.0** | $448.3 | $328.7 |
| Canada | **162.5** | 145.5 | 14.1 |
| Other Countries | **19.2** | 4.8 | 6.3 |
| Total from continuing operations | **835.7** | 598.6 | 349.1 |
| Discontinued operation | | | 11.1 |
| | **$835.7** | $598.6 | $360.2 |
| **Long-Lived Assets**[2] | | | |
| United States | **$255.0** | $266.0 | $272.9 |
| Canada | **15.5** | 12.9 | 15.5 |
| Total from continuing operations | **270.5** | 278.9 | 288.4 |
| Discontinued operation | | | 122.9 |
| | **$270.5** | $278.9 | $ 411.3 |

[1]Revenue is attributed to countries based on the location of the customer and includes both "Product sales and services" and "Royalties and management fees" revenues.
[2]Net properties include Company's share of unconsolidated ventures.

Following is a summary of the Company's significant customers measured as a percent of "Product sales and services" and "Royalties and management fees" revenues from continuing operations:

| | PERCENT OF REVENUES | | |
|---|---|---|---|
| CUSTOMER | **2003** | 2002 | 2001 |
| ISG | **27%** | 20% | % |
| Weirton | **14** | 19 | 25 |
| Algoma | **14** | 16 | 5 |
| Rouge | **13** | 9 | 10 |
| Ispat Inland | **12** | 5 | 6 |
| Stelco | **6** | 8 | 2 |
| WCI | **5** | 7 | 10 |
| AK Steel | | 7 | 14 |
| LTV | | | 11 |
| Others | **9** | 9 | 17 |
| | **100%** | 100% | 100% |

## NOTE 5 – ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS

At December 31, 2003, the Company, including its share of unconsolidated ventures, had environmental and mine closure liabilities of $97.8 million, of which $10.2 million was classified as current. Payments in 2003 were $7.5 million (2002 – $8.3 million; 2001 – $5.6 million). Following is a summary of the obligations:

| | (IN MILLIONS) | |
|---|---|---|
| | **2003** | 2002 |
| Environmental | **$15.5** | $ 18.3 |
| Mine closure | | |
| LTV Steel Mining Company | **37.1** | 41.1 |
| Operating Mines | **45.2** | 36.1 |
| Total mine closure | **82.3** | 77.2 |
| Total environmental and mine closure | **$97.8** | $95.5 |

### Environmental

Included in the obligation are environmental liabilities of $15.5 million. The Company's obligations for known environmental remediation exposures at active and closed mining operations, and other sites have been recognized based on the estimated cost of investigation and remediation at each site. If the cost can only be estimated as a range of possible amounts with no specific amount being most likely, the minimum of the range is accrued in accordance with SFAS No. 5. Future expenditures are not discounted, and potential insurance recoveries have not been reflected. Additional environmental exposures could be incurred, the extent of which cannot be assessed.

The environmental liability includes the Company's obligations related to six sites that are independent of the Company's iron mining operations, seven former iron ore-related sites, eight leased land sites where the Company is lessor and miscellaneous remediation obligations at the Company's operating units. Included in the obligation are Federal and State sites where the Company is named as a potentially responsible party, the Rio Tinto mine site in Nevada, where significant site cleanup activities have taken place, and the Kipling, Deer Lake and Pellestar sites in Michigan.

In September 2002, the Company received a draft of a proposed Administrative Order on Consent ("Consent Order") from the United States Environmental Protection Agency ("EPA"), for cleanup and reimbursement of costs associated with the Milwaukee Solvay coke plant site in Milwaukee, Wisconsin. The plant was operated by a predecessor of the Company from 1973 to 1983, which predecessor was acquired by the Company in 1986. In January 2003, the Company completed the sale of the plant site and property to a third party. Following this sale, a Consent Order was entered into with the EPA by the Company, the new owner and another third party that had operated on the site. In connection with the Consent Order, the new owner agreed to take responsibility for the removal action and agreed to indemnify the Company for all costs and expenses in connection with the removal action. In the third quarter 2003, the new owner, after completing a portion of the removal, experienced financial difficulties. In an effort to continue progress on the removal action, the Company expended approximately $.9 million in the third and fourth quarter 2003. The Company will likely be required to expend additional amounts of approximately $2 million, for the completion of the removal action, which expenditures were previously provided for in the Company's environmental reserve.

### Mine Closure

The mine closure obligation of $82.3 million represents the accrued obligation at December 31, 2003 for the closed operation formerly known as the LTV Steel Mining Company ("LTVSMC"), $37.1 million, and for the Company's six operating mines. The LTVSMC closure obligation results from an October 2001 transaction where subsidiaries of the Company and Minnesota Power, a business of Allete, Inc., acquired LTV's assets of LTVSMC in Minnesota for $25 million (Company's share $12.5 million). As a result of this transaction, the Company received a payment of $62.5 million from Minnesota Power and assumed environmental and certain facility closure obligations of $50.0 million, which at December 31, 2003 have declined to $37.1 million reflecting activity to date.

The accrued closure obligation for the Company's active mining operations of $45.2 million reflects the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations," which was effective January 1, 2002, to provide for contractual and legal obligations associated with the eventual closure of the mining operations and the effects of mine ownership increases in 2002. The Company determined the obligations, based on detailed estimates, adjusted for factors that an outside third party would consider (i.e., inflation, overhead and profit), escalated to the estimated closure dates and then discounted using a credit adjusted risk-free interest rate of 10.25 percent. The closure date for each location was determined based on the exhaustion date of the remaining economic iron ore reserves. The accretion of the liability and amortization of the property and equipment will be recognized over the estimated mine lives for each location. Upon adoption on January 1, 2002, the Company's share of the obligation, including its unconsolidated ventures, was a present value liability, $17.1 million, a net increase to plant and equipment, $.4 million, and net cumulative effect charge, $13.4 million. The net cumulative effect charge reflected the offset of $3.3 million of accruals made under the Company's previous mine closure accrual method.

The following summarizes the Company's asset retirement obligation liability at December 31:

| | (IN MILLIONS) | |
|---|---|---|
| | **2003** | 2002 |
| Asset retirement obligation at beginning of year | **$36.1** | $ |
| Liabilities incurred | | 17.1 |
| Accretion expense | **3.6** | 1.8 |
| Additional ownership | **2.4** | 16.9 |
| Minority interest | **1.0** | .3 |
| Revision in estimated cash flows | **2.1** | |
| Asset retirement obligation at end of year | **$45.2** | $36.1 |

The pro forma effect, as if it had been made for 2001 would have been a charge of $.8 million or $.08 per share.

## NOTE 6 – DEBT

In 2003, the Company amended its senior unsecured note agreement, which carried an interest rate of 9.5 percent, at December 31, 2003 to provide modifications to its financial covenants adjusting the required minimum levels of EBITDA and fixed charge ratios. The Company was in compliance with the amended covenants at December 31, 2003, the most restrictive of which is a minimum EBITDA requirement. The Company made principal payments of $5.0 million on June 30, 2003 and $25.0 million on December 15, 2003 reducing the outstanding balance at December 31, 2003 to $25.0 million. Additionally, an amendment allowed the Company to repay the debt prior to its December 15, 2004 maturity date without penalty. In early 2004, the Company will repay the remaining $25.0 million principal balance. In June 2003, the Company cancelled a 364-day unsecured revolving credit facility in the amount of $20.0 million. In October 2002, the Company repaid $100 million outstanding on its previous revolving credit facility and terminated the agreement.

## NOTE 7 – LEASE OBLIGATIONS

The Company and its unconsolidated ventures lease certain mining, production, and other equipment under operating leases. The Company's operating lease expense, including its share of unconsolidated ventures, was $24.6 million in 2003, $25.3 million in 2002 and $13.1 million in 2001.

Assets acquired under capital leases by the Company, including its share of unconsolidated ventures, were $15.0 million and $22.4 million, respectively, at December 31, 2003 and 2002. Corresponding accumulated amortization of capital leases included in respective allowances for depreciation was $8.4 million and $8.8 million at December 31, 2003 and 2002, respectively.

Future minimum payments under capital leases and noncancellable operating leases, at December 31, 2003 were:

| | (IN MILLIONS) | | | |
|---|---|---|---|---|
| | Company's Share | | Total | |
| Year Ending December 31, | Capital Leases | Operating Leases | Capital Leases | Operating Leases |
| 2004 | $ 3.3 | $21.6 | $ 5.6 | $35.8 |
| 2005 | 2.1 | 15.4 | 3.2 | 24.8 |
| 2006 | 2.0 | 10.4 | 2.7 | 16.7 |
| 2007 | 2.8 | 6.6 | 3.1 | 9.3 |
| 2008 | .6 | 5.2 | .6 | 5.8 |
| 2009 and thereafter | .6 | 4.5 | .6 | 4.5 |
| Total minimum lease payments | 11.4 | $63.7 | 15.8 | $96.9 |
| Amounts representing interest | 1.9 | | 2.2 | |
| Present value of net minimum lease payments | $ 9.5 | | $13.6 | |

The Company's share of total minimum lease payments, $75.1 million, is comprised of the Company's consolidated obligation of $66.4 million and the Company's ownership share of unconsolidated ventures' obligations of $8.7 million, principally related to Hibbing.

**NOTE 8 – RETIREMENT RELATED BENEFITS**

The Company and its unconsolidated ventures offer defined benefit pension plans, defined contribution pension plans and other postretirement benefit plans, primarily consisting of retiree health care benefits, as part of a total compensation and benefits program.

The defined benefit pension plans are largely noncontributory, and except for U.S. salaried employees, benefits are generally based on employees' years of service and average earnings for a defined period prior to retirement or a minimum formula. Effective July 1, 2003, the pension benefits for certain U.S. salaried employees were frozen under the prior benefit formula and a cash balance pension formula was implemented for service after June 30, 2003. The cash balance formula provides benefits based on employees' years of service and average earnings.

In addition, the Company and its unconsolidated ventures currently provide various levels of retirement health care and life insurance benefits ("Other Benefits") to most full-time employees who meet certain length of service and age requirements (a portion of which are pursuant to collective bargaining agreements). Most plans require retiree contributions and have deductibles, co-pay requirements, and benefit limits. Most bargaining unit plans require retiree contributions and co-pays for major medical and prescription drug coverage. Effective July 1, 2003, the Company imposed an annual limit on its cost for medical coverage under the U.S. salaried plans, except for the plans covering participants at the Northshore and Lake Superior and Ishpeming ("LS&I") Railroad Company operations. A similar type of limit was previously implemented at Northshore. The annual limit applies to each covered participant and equals $7,000 for coverage prior to age 65 and $3,000 for coverage after age 65, with the limits adjusted based on the retiree's age at which benefits commence. The covered participant pays an amount for coverage equal to the excess of (i) the average cost of coverage for all covered participants, over (ii) the participant's individual limit, but in no event will the participant's cost be less than 15 percent of the average cost of coverage for all covered participants. Currently, the average cost for coverage prior to age 65 and after age 65 are below the respective limits of $7,000 and $3,000. The Company does not provide Other Benefits for most U.S. salaried employees hired after January 1, 1993. Other Benefits are provided through programs administered by insurance companies whose charges are based on benefits paid.

During 2003, the Company terminated certain U.S. salaried employees. Enhanced benefits were provided to most of these employees under the defined benefit pension and postretirement benefit plans. Such employees who were within 3 years (4 years for employees at LS&I) of meeting retirement eligibility under the plans were granted an additional 3 years (4 years for employees at LS&I) of age and service for purposes of satisfying such eligibility requirements. In addition, such employees covered under the Pension Plan for Employees of Cleveland-Cliffs Inc and Its Associated Employers were granted a special credit under their cash balance account, generally equal to 2 weeks of base pay per year of service up to 52 weeks of such pay, increased by 11 percent to reflect certain tax liabilities.

The following table summarizes the annual costs for the plans.

| | (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Defined benefit pension plans | **$32.0** | $ 7.2 | $ 4.4 |
| Defined contribution pension plans | **1.9** | 1.9 | 2.2 |
| Other postretirement benefits | **29.1** | 21.5 | 15.8 |
| Total | **$63.0** | $30.6 | $22.4 |

The following one-time loss (gain) recognized in 2003 due to the special termination benefits and curtailment under the plans associated with the involuntary terminations in the U.S. during 2003 are included in the annual costs shown above.

| | (IN MILLIONS) | | |
|---|---|---|---|
| | Special Termination Benefits | Curtailment (Gain)/Loss | Total |
| Defined benefit pension plans | $7.1 | $ | $7.1 |
| Other postretirement benefits | 1.5 | (1.5) | |
| Total | $8.6 | $(1.5) | $7.1 |

The reductions in 2003 projected benefit obligations ("PBO"), accumulated postretirement benefit obligations ("APBO"), and annual costs as a result of the changes made to the plans for certain U.S. salaried employees, effective July 1, 2003 are:

| | (IN MILLIONS) |
|---|---|
| Reduction in Annual Cost | |
| Defined benefit pension plans | $ 3.8 |
| Other postretirement benefits | 3.4 |
| Total | $ 7.2 |
| Reduction in PBO or APBO | |
| Defined benefit pension plans (PBO) | $20.7 |
| Other postretirement benefits (APBO) | 23.4 |
| Total | $44.1 |

The Company utilized December 31 as its measurement date for determining pension and other benefits obligations and assets.

The following tables and information provide additional disclosures for the Company's plans, including its proportionate share of plans of its unconsolidated ventures.

**OBLIGATIONS AND FUNDED STATUS**

| | (IN MILLIONS) | | | |
|---|---|---|---|---|
| | Pension Benefits | | Other Benefits | |
| | **2003** | 2002 | **2003** | 2002 |
| **Change in Benefit Obligations** | | | | |
| Benefit obligations – beginning of year | **$ 613.3** | $ 319.1 | **$ 322.8** | $ 175.7 |
| Service cost (excluding expenses) | **11.6** | 8.4 | **4.4** | 3.4 |
| Interest cost | **39.0** | 31.3 | **21.6** | 15.0 |
| Effect of change in mine ownership share | | 249.1 | | 128.5 |
| Plan amendments | **(20.7)** | .3 | **(23.4)** | (13.9) |
| Actuarial loss | **37.8** | 35.0 | **65.4** | 28.2 |
| Benefits paid | **(45.5)** | (30.4) | **(17.0)** | (14.1) |
| Effect of curtailment | | | **(1.5)** | |
| Effect of special termination benefits | **7.1** | .5 | **1.5** | |
| Benefit obligations – end of year | **$ 642.6** | $ 613.3 | **$ 373.8** | $ 322.8 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets – beginning of year | **$ 424.3** | $ 317.9 | **$ 48.7** | $ 23.2 |
| Actual return on plan assets | **86.3** | (27.2) | **7.9** | (4.0) |
| Employer contributions | **6.4** | 1.1 | **3.4** | 2.7 |
| Benefits paid | **(45.5)** | (30.4) | | |
| Asset transfers/refund | **(.1)** | | **(3.4)** | |
| Effect of change in mine ownership share | | 162.9 | | 26.8 |
| Fair value of plan assets – end of year | **$ 471.4** | $ 424.3 | **$ 56.6** | $ 48.7 |
| **Funded Status at December 31** | | | | |
| Fair value of plan assets | **$ 471.4** | $ 424.3 | **$ 56.6** | $ 48.7 |
| Benefit obligations | **642.6** | 613.3 | **373.8** | 322.8 |
| Funded status (plan assets less benefit obligations) | **(171.2)** | (189.0) | **(317.2)** | (274.1) |
| Amounts not recognized: | | | | |
| Unrecognized net loss | **175.4** | 200.4 | **193.4** | 145.3 |
| Unrecognized prior service cost (benefit) | **11.6** | 33.4 | **(29.6)** | (10.7) |
| Unrecognized net obligation (asset) at date of adoption | **(10.2)** | (14.0) | | |
| Net amount recognized | **$ 5.6** | $ 30.8 | **$(153.4)** | $(139.5) |
| Net prepaid benefit cost (liability) | **$(140.9)** | $(155.0) | | |
| Intangible asset | **15.6** | 33.1 | | |
| Accumulated other comprehensive income | **89.1** | 111.3 | | |
| Effect of change in mine ownership & minority interest | **41.8** | 41.4 | | |
| Net amount recognized | **$ 5.6** | $ 30.8 | | |

**ADDITIONAL INFORMATION ON PENSION BENEFIT OBLIGATIONS AS OF DECEMBER 31, 2003**

| | (IN MILLIONS) | | | | | | |
|---|---|---|---|---|---|---|---|
| | U.S. Pension Plans | | | | Canadian Pension Plans | | |
| | Salaried | Hourly | Mining | LS&I | Salaried | Hourly | Total |
| Projected benefit obligation | $204.3 | $355.1 | $38.5 | $6.0 | $16.1 | $22.6 | $642.6 |
| Accumulated benefit obligation (ABO) | 194.6 | 340.7 | 34.1 | 5.7 | 11.7 | 22.6 | 609.4 |
| Fair value of plan assets | 179.4 | 223.9 | 28.4 | 3.8 | 17.1 | 18.8 | 471.4 |
| Unfunded ABO | 15.2 | 116.8 | 5.7 | 1.9 | | 3.8 | 143.4 |
| Net amount recognized | 21.7 | (18.4) | .4 | (.4) | 2.5 | (.2) | 5.6 |
| Additional minimum liability | 36.9 | 98.4 | 6.1 | 1.5 | | 3.6 | 146.5 |
| Intangible asset | | 14.3 | | | | 1.3 | 15.6 |
| Effect of change in mine ownership & minority interest | 12.7 | 28.9 | .1 | | | .1 | 41.8 |
| Accumulated other comprehensive income | $ 24.2 | $ 55.2 | $ 6.0 | $ 1.5 | | $ 2.2 | $ 89.1 |

The Company's net pension liability of $140.9 million at December 31, 2003 is primarily recorded as $133.9 million of $135.2 million in "Pensions, including minimum pension liability" and $5.3 million of accrued employment costs, with minor amounts reflected as equity investments.

The $153.4 million liability for Other Benefits at December 31, 2003 is recorded as $124.2 million of long-term "Other postretirement benefits," and $22.3 million of "Accrued employment costs," with the remainder reflected in equity investments.

The accumulated benefit obligation for all defined benefit pension plans was $609.4 million and $613.3 million at December 31, 2003 and 2002, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $626.5 million, $597.7 million, and $454.3 million, respectively, as of December 31, 2003, and $600.5 million, $567.7 million, and $411.0 million, respectively, as of December 31, 2002.

**COMPONENTS OF NET PERIODIC BENEFIT COST**

| | (IN MILLIONS) | | | |
|---|---|---|---|---|
| | Pension Benefits | | Other Benefits | |
| | **2003** | 2002 | **2003** | 2002 |
| Service cost | **$ 11.6** | $ 8.4 | **$ 4.4** | $ 3.4 |
| Interest cost | **39.0** | 31.3 | **22.0** | 15.0 |
| Expected return on plan assets | **(36.2)** | (35.0) | **(4.3)** | (3.0) |
| Amortizations, curtailment and special termination benefits | **17.6** | 2.5 | **7.0** | 6.1 |
| Net periodic benefit cost | **$32.0** | $ 7.2 | **$29.1** | $21.5 |

**ADDITIONAL INFORMATION**

| | (IN MILLIONS) | | | |
|---|---|---|---|---|
| | Pension Benefits | | Other Benefits | |
| | **2003** | 2002 | **2003** | 2002 |
| Effect of change in mine ownership & minority interest | **$41.8** | $41.4 | **N/A** | N/A |
| Minimum liability included in other comprehensive income | **89.1** | 111.3 | **N/A** | N/A |
| Actual return (loss) on plan assets | **86.3** | (27.2) | **$7.9** | $(4.0) |

**ASSUMPTIONS**

Weighted-average assumptions used to determine benefit obligations at December 31:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| **U.S.** | | | | |
| Discount rate | **6.25%** | 6.90% | **6.25%** | 6.90% |
| Rate of compensation increase | **4.19** | 4.19 | **N/A** | N/A |
| **Canada** | | | | |
| Discount rate | **6.00%** | 6.50% | **6.00%** | 6.50% |
| Rate of compensation increase | **4.00** | 4.00 | **N/A** | N/A |

Weighted-average assumptions used to determine net benefit cost for years ended December 31:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| **U.S.** | | | | |
| Discount rate | **6.90%** | 7.50% | **6.90%** | 7.50% |
| Expected return on plan assets | **9.00** | 9.00 | **8.35** | 8.64 |
| Rate of compensation increase | **4.19** | 4.25 | **4.19** | 4.25 |
| **Canada** | | | | |
| Discount rate | **6.00%** | 6.75% | **6.00%** | 6.75% |
| Expected return on plan assets | **8.00** | 8.00 | **6.00** | 6.50 |
| Rate of compensation increase | **4.00** | 4.00 | | |

**ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31:**

| | **2003** | 2002 |
|---|---|---|
| **U.S.** | | |
| Health care cost trend rate assumed for next year | **10.0%** | 10.0% |
| Ultimate health care cost trend rate | **5.0** | 5.0 |
| Year that the ultimate rate is reached | **2009** | 2008 |
| **Canada** | | |
| Health care cost trend rate assumed for next year | **10.0%** | 7.5% |
| Ultimate health care cost trend rate | **5.0** | 5.0 |
| Year that the ultimate rate is reached | **2009** | 2008 |

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

| | (IN MILLIONS) | |
|---|---|---|
| | Increase | Decrease |
| Effect on total of service and interest cost | $ 3.4 | $ (2.8) |
| Effect on postretirement benefit obligation | 37.5 | (30.9) |

## Plan Assets

### Pension

The pension plans asset allocation at December 31, 2003, and 2002, and target allocation for 2004 are as follows:

| ASSET CATEGORY | 2004 Target Allocation | Percentage of Plan Assets at December 31 | |
|---|---|---|---|
| | | **2003** | 2002 |
| Equity securities | 62.5% | **72.0%** | 67.7% |
| Debt securities | 30.0 | **20.0** | 31.9 |
| Real estate | 7.5 | **8.0** | .4 |
| Total | 100.0% | **100.0%** | 100.0% |

| ASSET CATEGORY | (IN MILLIONS) Assets at December 31 | |
|---|---|---|
| | **2003** | 2002 |
| Equity securities | **$339.4** | $287.4 |
| Debt securities | **94.3** | 135.2 |
| Real estate | **37.7** | 1.7 |
| Total | **$471.4** | $424.3 |

The expected return on plan assets represents the weighted-average of expected returns for each asset category. Expected returns are determined based on historical performance, adjusted for current trends. The expected return is net of benefit plan expenses of approximately .45 percentage points in each year.

### VEBA & CLIR Contracts

Assets for other benefits include deposits relating to insurance contracts and Voluntary Employee Benefit Association ("VEBA") Trusts pursuant to bargaining agreements that are available to fund retired employees' life insurance obligations and medical benefits. The other benefit plan asset allocation at December 31, 2002, and 2003, and target allocation for 2004 are as follows:

| ASSET CATEGORY | 2004 Target Allocation | Percentage of Plan Assets at December 31 | |
|---|---|---|---|
| | | **2003** | 2002 |
| Equity securities | 65.0% | **67.1%** | 52.6% |
| Debt securities | 35.0 | **32.9** | 47.4 |
| Total | 100.0% | **100.0%** | 100.0% |

| ASSET CATEGORY | (IN MILLIONS) Assets at December 31 | |
|---|---|---|
| | **2003** | 2002 |
| Equity securities | **$38.0** | $25.6 |
| Debt securities | **18.6** | 23.1 |
| Total | **$56.6** | $48.7 |

The expected return on plan assets represents the weighted-average of expected returns for each asset category. Expected returns are determined based on historical performance, adjusted for current trends. The expected return is net of benefit plan expenses of approximately .17 percentage points in each year.

### Participant and Company Contributions

| COMPANY CONTRIBUTIONS | (IN MILLIONS) | | | |
|---|---|---|---|---|
| | | Other Benefits | | |
| | Pension Benefits | VEBA | Direct Payments | Total |
| 2002 | $ 1.1 | $2.7 | $ 14.1 | $16.8 |
| **2003** | **6.4** | **3.4** | **13.6** | **17.0** |
| 2004 (expected) | 4.3* | 3.7 | 17.6 | 21.3 |

*The Company is currently considering various options for the amount to be contributed to the pension plans during 2004. The amount reflected represents minimum funding requirements.

Annual contributions to the pension plans are made within income tax deductibility restrictions in accordance with statutory regulations. In the event of plan termination, the plan sponsors could be required to fund additional shutdown and early retirement obligations that are not included in the pension obligations.

All of the $3.7 million expected to be contributed to the other postretirement benefit plans during 2004 is based on production and is expected to be in the form of cash. The plans are not subject to any minimum regulatory funding requirements.

Contributions by participants to the other benefit plans were $2.5 million and $1.7 million for the years ending December 31, 2003 and 2002, respectively.

### Estimated Cost for 2004

For 2004, the Company, including its share of the plans of its unconsolidated ventures, estimates net periodic benefit cost for the U.S. and Canadian plans as follows:

| | (IN MILLIONS) |
|---|---|
| Defined benefit pension plans | $22.9 |
| Defined contribution plans | 1.8 |
| Other postretirement benefits | 27.4 |
| Total | $52.1 |

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was enacted into law. The Act provides a prescription drug benefit as well as a federal subsidy to sponsors of retiree health care benefit plans that provide certain benefits. As provided by FASB Staff Position, No. FAS 106-1, the Company has elected to defer recognizing the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued. As a result, the 2004 estimates relating to "other postretirement benefits" do not include any measures of the impact on the accumulated postretirement benefit obligation or net periodic costs. When issued, the authoritative guidance on the accounting for the federal subsidy could change the above estimates provided.

### Other Potential Benefit Obligations

While the foregoing reflects the Company's obligation, including its proportionate share of unconsolidated ventures, total Company exposure in the event of non-performance of other venturers (at Hibbing and Wabush) is potentially greater. Following is a summary comparison of the total obligation including other venturers' proportionate shares versus the Company's share:

| | December 31, 2003 (IN MILLIONS) | | | |
|---|---|---|---|---|
| | Company's Share | | Total | |
| | Defined Benefit Pensions | Other Benefits | Defined Benefit Pensions | Other Benefits |
| **Fair value of plan assets** | **$ 471.4** | **$ 56.6** | **$ 640.5** | **$ 72.6** |
| **Benefit obligation** | **642.6** | **373.8** | **842.9** | **452.4** |
| **Underfunded status of plan** | **$(171.2)** | **$(317.2)** | **$(202.4)** | **$(379.8)** |
| **Additional shutdown and early retirement benefits** | **$ 133.0** | **$ 65.6** | **$ 183.8** | **$ 94.3** |

## NOTE 9 – INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

| | (IN MILLIONS) | |
|---|---|---|
| | **2003** | 2002 |
| Deferred tax assets: | | |
| Pensions, including minimum pension liability | **$ 36.3** | $ 41.9 |
| Loss carryforwards | **23.5** | 22.7 |
| Postretirement benefits other than pensions | **23.3** | 22.5 |
| Alternative minimum tax credit carryforwards | **11.5** | 11.8 |
| Asset retirement obligation | **7.0** | 4.7 |
| Product inventories | **4.5** | 6.5 |
| Investment in ventures | **3.3** | |
| Other liabilities | **30.7** | 27.3 |
| Total deferred tax assets before valuation allowance | **140.1** | 137.4 |
| Deferred tax asset valuation allowance | **122.7** | 120.6 |
| Net deferred tax assets | **17.4** | 16.8 |
| Deferred tax liabilities: | | |
| ISG marked-to-market | **34.5** | |
| Properties | **17.4** | 10.0 |
| CAL properties | | 4.6 |
| Investment in ventures | | 2.2 |
| Total deferred tax liabilities | **51.9** | 16.8 |
| Net deferred tax liabilities | **$(34.5)** | $ |

The deferred amounts are classified on the balance sheet as current or long-term in accordance with the asset or liability to which they relate.

During 2002, the Company recorded a minimum pension obligation pursuant to SFAS No. 87 and asset retirement obligations pursuant to its adoption of SFAS No. 143. The Company also recorded impairment of its investments in CAL and Empire. The recording of these items caused the Company's net deferred tax asset position to increase to a level that required a deferred tax valuation allowance. A valuation allowance reduces the Company's deferred tax asset in recognition of uncertainty regarding full realization. A portion of the 2002 charge to establish the Company's valuation allowance, $82.2 million, was recorded through the tax provision in the statement of operations. The balance, $38.4 million, was recorded directly to shareholders' equity for the valuation allowance related to the future tax benefit on the other comprehensive loss from the minimum pension obligation.

During 2003, the Company was able to reduce the minimum pension obligation it had recorded in 2002 pursuant to SFAS No. 87. Further, the Company has continued to maintain a valuation allowance to reduce its deferred tax asset in recognition of uncertainty regarding full realization. Due to these developments and the Company's 2003 results, its deferred tax asset valuation allowance increased to $122.7 million from $120.6 million. This $2.1 million increase is the result of a charge of $.8 million recorded through the tax provision in the statement of operations, a $9.0 million increase recorded directly to the balance sheet to adjust the 2002 Wabush Iron acquisition accounting, and a benefit of $7.7 million recorded directly to shareholders' equity. This credit relates to the decline in the future tax benefit on the other comprehensive income realized by the reduction to the minimum pension obligation.

During 2003, the Company recorded a net of tax marked-to-market adjustment in shareholders' equity with respect to its investment in ISG, a net of tax extraordinary gain related to its participation in United Taconite, and a net of tax charge in shareholders' equity associated with the exercise of stock options. A charge of $34.5 million was recorded to reflect the tax impact of these items as realized and was allocated among each component. Further, the $34.5 million charge reflects the net liability that would occur after utilization of $29.1 million of deferred tax assets, and corresponding valuation allowance, noted above.

In the future, if the Company determines, based on the existence of sufficient evidence, that it should realize more or less of its net deferred tax assets, an adjustment to the valuation allowance will affect income in the period such determination is made. At December 31, 2003, deferred tax assets before valuation allowance include net operating loss carryforwards of $67 million that begin to expire in 2022.

The components and allocation of the Company's income taxes are as follows:

| | (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Income taxes from continuing operations: | | | |
| Current | **$ (.8)** | $ (4.8) | $ (3.5) |
| Deferred | **.5** | 13.9 | (12.8) |
| | **(.3)** | 9.1 | (16.3) |
| Cumulative effect of accounting change | | | 5.0 |
| Income tax expense (credit) | **(.3)** | 9.1 | (11.3) |
| Other comprehensive loss | | | (.6) |
| Total | **$ (.3)** | $ 9.1 | $(11.9) |

The Company's current credit provision is the net result of refund claims filed for recovery of U.S. federal income taxes paid in prior years, $1.4 million, and expense of $.6 million for foreign and state taxes. The Company's deferred provision reflects adjustments to prior tax periods.

Reconciliation of the Company's income tax attributable to continuing operations computed at the United States federal statutory rate is as follows:

| | (IN MILLIONS) | | |
|---|---|---|---|
| | **2003** | 2002 | 2001 |
| Tax at statutory rate of 35 percent | **$(11.6)** | $(62.7) | $(12.0) |
| Increase (decrease) due to: | | | |
| Percentage depletion in excess of cost depletion | **(2.3)** | (7.7) | (2.6) |
| Non-deductible expense | **.6** | | 1.7 |
| Effect of state and foreign taxes | **.6** | .2 | .5 |
| Prior years' tax adjustments | **12.7** | (3.6) | .1 |
| Valuation allowance | **.8** | 82.2 | |
| Other items – net | **(1.1)** | .7 | 1.0 |
| Income tax expense (credit) | **$ (.3)** | $ 9.1 | $ (11.3) |

**NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS**

The carrying amount and fair value of the Company's financial instruments at December 31, 2003 and 2002 were as follows:

| | (IN MILLIONS) | | | |
|---|---|---|---|---|
| | **2003** | | 2002 | |
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| Cash and cash equivalents | **$ 67.8** | **$ 67.8** | $61.8 | $61.8 |
| ISG Common Stock | **196.7** | **196.7** | 17.4 | 17.4 |
| Long-term receivable* | **61.3** | **61.3** | 58.8 | 58.8 |
| Long-term note receivable* | **10.0** | **10.0** | 10.0 | 10.0 |
| Long-term debt* | **25.0** | **25.0** | 55.0 | 55.0 |

*Includes current portion

The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of instruments included in this category.

In 2002, the Company invested $17.4 million in ISG common stock, which at the time represented approximately 7 percent of ISG's equity. In December 2003, after ISG completed an initial public offering for its common stock, the Company's investment increased to $196.7 million based on the December 31, 2003 closing price. The investment, which has trading restrictions through June 8, 2004, has been treated as an "available-for-sale" security and accordingly the $179.3 million ($144.9 million after-tax) increase in value has been recorded in "Other comprehensive income." Prior to the public offering, the investment was accounted for by the "cost method."

The fair value of the long-term receivable from Ispat Inland of $61.3 million and $58.8 million at December 31, 2003 and December 31, 2002, respectively, is based on the discount rate utilized by the Company, which represents an approximate credit-adjusted rate for unsecured obligations. The fair value of the long-term note receivable from Rouge of $10.0 million is based on the estimated credit-adjusted rate for a secured loan.

The fair value of the Company's long-term debt was determined based on a discounted cash flow analysis and estimated current borrowing rates.

At December 31, 2003 and 2002, the Company's U.S. mining ventures had in place forward contracts for the purchase of natural gas in the notional amount of $22.5 million (Company share – $18.1 million) and $4.6 million (Company share – $3.7 million), respectively. The unrecognized fair value gain on the contracts at December 31, 2003, which mature at various times through October 2004 was estimated to be $4.2 million (Company share – $3.4 million) based on December 31, 2003 forward rates.

## NOTE 11 – STOCK PLANS

The 1992 Incentive Equity Plan, as amended in 1999, authorizes the Company to issue up to 1,700,000 Common Shares to employees upon the exercise of Options Rights, as Restricted Shares, in payment of Performance Shares or Performance Units that have been earned, as Deferred Shares, or in payment of dividend equivalents paid on awards made under the Plan. Such shares may be shares of original issuance, treasury shares, or a combination of both. Stock options may be granted at a price not less than the fair market value of the stock on the date the option is granted, generally are not subject to repricing, and must be exercisable not later than ten years and one day after the date of grant. Common Shares may be awarded or sold to certain employees with disposition restrictions over specified periods.

The 1996 Nonemployee Directors' Compensation Plan, as amended in 2001, authorizes the Company to issue up to 100,000 Common Shares to nonemployee Directors. The Plan was amended effective in 1999 to provide for the grant of 2,000 Restricted Shares to nonemployee Directors first elected on or after January 1, 1999, and also provides that nonemployee Directors must take at least 40 percent of their annual retainer in Common Shares. The Restricted Shares vest five years from the date of award.

The Company recorded expense of $6.0 million in 2003, $2.0 million in 2002, and $.1 million in 2001 relating to other stock-based compensation, primarily the Performance Share program.

SFAS No. 123 requires pro forma disclosure of net income and earnings per share as if the fair value method for valuing stock options had been applied. The Company's pro forma information follows:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Net loss (millions) | **$(30.5)** | $(189.0) | $(23.8) |
| Loss per share: | | | |
| Basic | **$(2.97)** | $(18.69) | $(2.36) |
| Diluted | **$(2.97)** | $(18.69) | $(2.36) |

The fair value of these options was estimated at the date of grant for 2002 and 2001 (no options were issued in 2003) using a Black-Scholes option pricing model with the following weighted-average assumptions:

| | 2002 | 2001 |
|---|---|---|
| Risk-free interest rate | 4.51% | 4.95% |
| Dividend yield | 3.40% | 3.88% |
| Volatility factor – market price of Company's common shares | .339 | .277 |
| Expected life of options – years | 4.31 | 4.81 |
| Weighted-average fair value of options granted during the year | $7.20 | $3.77 |

Compensation costs included in the pro forma information reflect fair values associated with options granted after January 1, 1995. Pro forma information may not be indicative of future pro forma information applicable to future outstanding awards.

Stock option, restricted stock award, deferred stock allocation, and performance share activities under the Company's Incentive Equity Plans, and the Nonemployee Directors' Compensation Plan are summarized as follows:

| | **2003** | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted-Average Exercise Price** | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Stock options: | | | | | | |
| Options outstanding at beginning of year | **813,728** | **$47.94** | 810,029 | $48.24 | 872,697 | $48.81 |
| Granted during the year | | | 25,000 | 28.80 | 25,000 | 17.88 |
| Exercised | **(180,532)** | **33.38** | | | | |
| Cancelled or expired | **(154,730)** | **49.85** | (21,301) | 37.01 | (87,668) | 45.25 |
| Options outstanding at end of year | **478,466** | **52.81** | 813,728 | 47.94 | 810,029 | 48.24 |
| Options exercisable at end of year | **478,466** | **52.81** | 430,135 | 40.84 | 369,591 | 41.91 |
| Restricted awards: | | | | | | |
| Awarded and restricted at beginning of year | **64,757** | | 66,588 | | 89,414 | |
| Awarded during the year | **25,685** | | 4,106 | | 9,821 | |
| Vested | **(42,385)** | | | | (30,350) | |
| Cancelled | **(4,000)** | | (5,937) | | (2,297) | |
| Awarded and restricted at end of year | **44,057** | | 64,757 | | 66,588 | |
| Performance shares: | | | | | | |
| Allocated at beginning of year | **352,218** | | 278,200 | | 212,450 | |
| Allocated during the year | **157,105** | | 160,900 | | 126,600 | |
| Issued | **(43,246)** | | | | (17,788) | |
| Forfeited/cancelled | **(81,471)** | | (86,882) | | (43,062) | |
| Allocated at end of year | **384,606** | | 352,218 | | 278,200 | |
| Directors' retainer and voluntary shares: | | | | | | |
| Awarded at beginning of year | **7,812** | | 10,471 | | 9,394 | |
| Awarded during the year | **9,342** | | 7,811 | | 10,867 | |
| Issued | **(7,812)** | | (10,470) | | (9,790) | |
| Awarded at end of year | **9,342** | | 7,812 | | 10,471 | |
| Reserved for future grants or awards at end of year: | | | | | | |
| Employee plans | **269,311** | | 211,900 | | 289,619 | |
| Directors' plans | **28,992** | | 38,334 | | 50,145 | |
| Total | **298,303** | | 250,234 | | 339,764 | |

Exercise prices for stock options outstanding as of December 31, 2003 ranged from $28.80 to $75.80, summarized as follows:

| | Outstanding and Exercisable | | |
|---|---|---|---|
| RANGE OF EXERCISE PRICES | Number of Shares Underlying Options | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price |
| $20 – $30 | 44,366 | 7.3 | $29.13 |
| $30 – $40 | 5,000 | .9 | 37.63 |
| $40 – $50 | 195,100 | 3.8 | 43.99 |
| Over $50 | 234,000 | 5.0 | 64.97 |
| | 478,466 | 4.7 | $52.81 |

**NOTE 12 – OTHER COMPREHENSIVE INCOME**

Components of Other Comprehensive Income (Loss) and related tax effects allocated to each are shown below:

| | (IN MILLIONS) | | |
|---|---|---|---|
| | Pre-tax Amount | Tax Benefit | After-tax Amount |
| Year Ended December 31, 2001 | | | |
| Minimum pension liability | $ (1.6) | $ .6 | $ (1.0) |
| Year Ended December 31, 2002 | | | |
| Minimum pension liability | $(111.3) | $ .6 | $(110.7) |
| **Year Ended December 31, 2003** | | | |
| **Minimum pension liability** | **$(89.1)** | **$ .6** | **$(88.5)** |
| **Unrealized gain on securities** | **179.3** | **(34.4)** | **144.9** |
| | **$ 90.2** | **$(33.8)** | **$ 56.4** |

Other Comprehensive Income (Loss) balances are as follows:

| | (IN MILLIONS) | | |
|---|---|---|---|
| | Minimum Pension Liability | Unrealized Gain on Securities | Accumulated Other Comprehensive Gain (Loss) |
| Balance December 31, 2000 | $ | $ | $ |
| Change during 2001 | (1.0) | | (1.0) |
| Balance December 31, 2001 | (1.0) | | (1.0) |
| Change during 2002 | (109.7) | | (109.7) |
| **Balance December 31, 2002** | **(110.7)** | | **(110.7)** |
| **Change during 2003** | **22.2** | **144.9** | **167.1** |
| **Balance December 31, 2003** | **$(88.5)** | **$144.9** | **$ 56.4** |

## NOTE 13 – SHAREHOLDERS' EQUITY

Under the Company's share purchase rights plan, a right is attached to each of the Company's Common Shares outstanding or subsequently issued, which entitles the holder to buy from the Company one-hundredth of one (.01) Common Share at an exercise price per whole share of $160. The rights expire on September 19, 2007 and are not exercisable until the occurrence of certain triggering events, which include the acquisition of, or tender or exchange offer for, 20 percent or more of the Company's Common Shares. There are approximately 168,000 Common Shares reserved for these rights. The Company is entitled to redeem the rights at one cent per right upon the occurrence of certain events.

## NOTE 14 – CONTINGENCIES

The Company and its ventures are periodically involved in litigation incidental to their operations. Management believes that any pending litigation will not result in a material liability in relation to the Company's consolidated financial statements.

## NOTE 15 – SUBSEQUENT EVENTS (UNAUDITED)

### Issuance of Preferred Stock

In January 2004, the Company completed a private offering of $172.5 million of redeemable cumulative convertible perpetual preferred stock, without par, issued at $1,000 per share. The preferred stock will pay cash dividends at a rate of 3.25 percent per annum and is convertible into the Company's common shares at a rate of 16.1290 common shares per share of preferred stock, which is equivalent to an initial conversion price of $62.00 per share, subject to adjustment in certain circumstances. The Company may also exchange the preferred stock for convertible subordinated debentures in certain circumstances. The Company has reserved approximately 2.8 million common treasury shares for possible future issuance for the conversion of the preferred shares. The shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act. The Company expects the net proceeds after offering expenses to be approximately $166 million. A portion of the proceeds was utilized to repay the remaining $25.0 million of the Company's senior unsecured notes early in 2004; the Company has used approximately $23 million to fund its underfunded pension salaried plan and intends to use some additional amounts for other pension funding obligations in 2004.

### Rouge

On January 30, 2004, Rouge sold substantially all of its assets to Severstal North America, Inc., a U.S. affiliate of OAO Severstal. The Company's term supply agreement with Rouge was assumed by Severstal with minor modifications.

### Stelco

On January 29, 2004, Stelco applied and obtained bankruptcy-court protection from creditors in Ontario Superior Court under the Companies' Creditors Arrangement Act. Pellet sales to Stelco totaled 100,000 tons in 2003 and 255,000 tons in 2002. Stelco is a 44.6 percent participant in Wabush, and U.S. subsidiaries of Stelco (which are not believed to have filed for bankruptcy protection) own 14.7 percent of Hibbing and 15 percent of Tilden. At the time of the filing, the Company had no trade receivable exposure to Stelco. Additionally, Stelco has met its cash call requirements at the mining ventures to date. The Company currently expects Stelco to continue its participation in the mining ventures.

# REPORT OF INDEPENDENT AUDITORS CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

SHAREHOLDERS AND BOARD OF DIRECTORS
**CLEVELAND-CLIFFS INC**

We have audited the accompanying statements of consolidated financial position of Cleveland-Cliffs Inc and consolidated subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related statements of consolidated operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cleveland-Cliffs Inc and consolidated subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in the Accounting Policy Note to the financial statements, in 2003 the Company changed its method of accounting for stock-based compensation, in 2002 the Company changed its method of accounting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs, and in 2001 the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost.

Ernst & Young LLP
Cleveland, Ohio
January 28, 2004

Management has prepared the accompanying consolidated financial statements appearing in this Annual Report and is responsible for their integrity and objectivity. The consolidated financial statements, including amounts that are based on management's best estimates and judgment, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared other information in this Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management maintains a system of internal accounting controls and procedures over financial reporting designed to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded, and reported properly. The internal accounting control system is augmented by a program of internal audits, written policies and guidelines, careful selection and training of qualified personnel, and a written code of conduct. Our code of conduct requires employees to maintain a high level of ethical standards in the conduct of our business. Management believes that our internal accounting controls provide reasonable assurance (i) that assets are safeguarded against material loss from unauthorized use or disposition, and (ii) that the financial records are reliable for preparing consolidated financial statements and other data and maintaining accountability for assets.

The Audit Committee of the Board of Directors, composed solely of directors who are independent of us, meets periodically with the independent auditors, management, and the Chief Internal Auditor to discuss internal accounting control, auditing, and financial reporting matters and to ensure that each is meeting its responsibilities regarding the objectivity and integrity of our financial statements. The Committee also meets directly with the independent auditors and our Chief Internal Auditor without management present, to ensure that the independent auditors and our Chief Internal Auditor have free access to the Committee.

The independent auditors, Ernst & Young LLP, are retained by the Audit Committee of the Board of Directors. Ernst & Young LLP is engaged to audit our consolidated financial statements and conduct such tests and related procedures as Ernst & Young LLP deems necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audit of the consolidated financial statements, is contained in this Annual Report.



J.S. Brinzo
Chairman, President and Chief Executive Officer



Donald J. Gallagher
Senior Vice President,
Chief Financial Officer and Treasurer



R.J. Leroux
Vice President and Controller
and Principal Accounting Officer

# QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) IN MILLIONS, EXCEPT PER SHARE AMOUNTS

| | 2003 | | | | |
|---|---|---|---|---|---|
| | Quarters | | | | |
| | **First** | **Second** | **Third** | **Fourth** | **Year** |
| **Total revenues** | **$161.5** | **$213.7** | **$234.2** | **$248.3** | **$857.7** |
| **Gross profit (loss)*** | **2.4** | **(15.6)** | **10.4** | **.9** | **(1.9)** |
| **Income (loss) from continuing operations** | **2.2** | **(21.2)** | **(4.8)** | **(11.1)** | **(34.9)** |
| **Extraordinary gain, net of $.5 tax** | | | | **2.2** | **2.2** |
| **Net income (loss)** | **$ 2.2** | **$(21.2)** | **$ (4.8)** | **$ (8.9)** | **$(32.7)** |
| **Net income (loss) per share – basic/diluted** | **$ .21** | **$(2.07)** | **$ (.47)** | **$ (.86)** | **$ (3.19)** |
| **Average number of shares – basic/diluted** | **10.2** | **10.2** | **10.2** | **10.3** | **10.3** |

*From continuing operations (including $2.6 million charge for impairment of mining assets in the fourth quarter from gross profit).

*Second-quarter results included $11.1 million of pre-tax fixed* costs related to production curtailments and $2.6 million for customer bankruptcy exposure. Third-quarter results included restructuring *charges of $6.2 million and $4.9 million of bankruptcy exposure.* Fourth-quarter results included an impairment charge of $2.6 million and restructuring charges of $2.5 million.

| | 2002 | | | | |
|---|---|---|---|---|---|
| | Quarters | | | | |
| | First | Second | Third | Fourth | Year |
| Total revenues | $ 60.7 | $159.4 | $207.7 | $189.3 | $ 617.1 |
| Gross profit (loss)* | (12.8) | 2.9 | 8.9 | (35.8) | (36.8) |
| Income (loss) from continuing operations | (8.9) | 2.0 | 6.1 | (65.6) | (66.4) |
| Discontinued operation | (2.6) | (1.9) | (98.8) | (5.2) | (108.5) |
| Cumulative effect of accounting change | (13.4) | | | | (13.4) |
| Net income (loss) | $(24.9) | $ .1 | $(92.7) | $(70.8) | $(188.3) |
| Net income (loss) per share – basic/diluted | $(2.44) | $ .01 | $(9.18) | $(7.01) | $(18.62) |
| Average number of shares – basic/diluted | 10.2 | 10.2 | 10.1 | 10.1 | 10.1 |

*From continuing operations (including $52.7 million charge for impairment of mining assets in the fourth quarter from gross profit).

Quarterly results included $13.8 million, $3.4 million, $3.4 million and zero, respectively, of pre-tax fixed costs related to production curtailments. First-quarter results have been restated to include $13.4 million, or $1.32 per share for the cumulative effect of SFAS No. 143. Quarterly results were restated by approximately $.5 million, or $.05 per share, in each of the first three quarters for additional current-year charges related to adoption. Third quarter reflects $95.7 million and fourth quarter $52.7 million for impairment charges relating to discontinued operation and impairment of mining assets, respectively.

## COMMON SHARE PRICE PERFORMANCE AND DIVIDENDS (UNAUDITED)

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **High** | **Low** | High | Low |
| First Quarter | **$21.61** | **$18.56** | $22.06 | $15.80 |
| Second Quarter | **19.90** | **14.75** | 32.25 | 22.00 |
| Third Quarter | **27.30** | **17.35** | 28.74 | 21.70 |
| Fourth Quarter | **54.40** | **25.60** | 25.35 | 15.70 |
| Year | **54.40** | **14.75** | 32.25 | 15.70 |

No dividends were paid in 2003 or in 2002.

# CLIFFS' MINING OPERATIONS

| | **Empire** | **Empire and Tilden** | **Hibbing** | **Northshore** | **Tilden** | **United** | **Wabush** | **Other** | **Total** |
|---|---|---|---|---|---|---|---|---|---|
| **Location** | Michigan | Michigan | Minnesota | Minnesota | Michigan | Minnesota | Canada | | |
| **Gross Tons in Millions** | | | | | | | | | |
| **Total Mine** | | | | | | | | | |
| Annual Capacity | 6.0 | | 8.0 | 4.8 | 7.8 | 4.3 | 6.0 | | 36.9 |
| Production | | | | | | | | | |
| 2004 E | 5.5 | | 8.1 | 4.9 | 7.8 | 4.3 | 6.0 | | 36.6 |
| 2003 | 5.2 | | 8.0 | 4.8 | 7.0 | 1.6(a) | 5.2 | | 30.3(b) |
| 2002 | 3.6 | | 7.7 | 4.2 | 7.9 | 4.2(a) | 4.5 | | 27.9(b) |
| 2001 | 5.7 | | 6.1 | 2.8 | 6.4 | 4.2(a) | 4.4 | | 25.4(b) |
| 2000 | 7.6 | | 8.2 | 4.3 | 7.2 | 3.9(a) | 5.9 | 7.8(c) | 41.0(b) |
| 1999 | 7.1 | | 6.8 | 3.9 | 6.2 | 4.4(a) | 5.2 | 7.0(c) | 36.2(b) |
| **Cliffs' Share** | | | | | | | | | |
| **Annual Capacity** | **4.7** | | **1.8** | **4.8** | **6.6** | **3.0** | **1.6** | | **22.5** |
| **Production** | | | | | | | | | |
| **2004 E** | **4.3** | | **1.9** | **4.9** | **6.7** | **3.0** | **1.6** | | **22.4** |
| **2003** | **4.0** | | **1.8** | **4.8** | **6.0** | **.1** | **1.4** | | **18.1** |
| **2002** | **1.1** | | **1.5** | **4.2** | **6.7** | | **1.2** | | **14.7** |
| **2001** | **1.7** | | **.2** | **2.8** | **2.2** | | **.9** | | **7.8** |
| **2000** | **1.8** | | **1.2** | **4.3** | **3.1** | | **1.4** | | **11.8** |
| **1999** | **1.2** | | **1.0** | **3.9** | **1.5** | | **1.2** | | **8.8** |
| **Mineral Reserves – Pellets** | | | | | | | | | |
| Total Mine | 29 | | 174 | 320 | 288 | 112 | 61 | | 984 |
| **Cliffs' Share** | **23** | | **40** | **320** | **245** | **78** | **16** | | **722** |
| **Exhaustion Year at Capacity** | 2008 | | 2025 | 2070 | 2040 | 2029 | 2014 | | |
| **Operating Continuously Since** | 1963 | | 1976 | 1989(d) | 1974 | 1965 | 1965 | | |
| **Number of Employees (e)** | | | | | | | | | |
| Salaried | | 184 | 128 | 485 | | 50 | 157 | 116(f) | 1,120 |
| Represented | | 1,184 | 605 | | | 320 | 599 | 128(f) | 2,836 |
| Total | | 1,368 | 733 | 485 | | 370 | 756 | 244(f) | 3,956 |
| **Ownership Percentage (g)** | | | | | | | | | |
| **Cleveland-Cliffs Inc** | **79.0** | | **23.0** | **100.0** | **85.0** | **70.0** | **26.8** | | |
| Dofasco Inc. | | | | | | | 28.6 | | |
| ISG | | | 62.3 | | | | | | |
| Ispat International N.V. | 21.0 | | | | | | | | |
| Laiwu Steel Group Ltd. | | | | | | 30.0 | | | |
| Stelco Inc. | | | 14.7 | | 15.0 | | 44.6 | | |
| Total | 100.0 | | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | | |

(a) Total production at United Taconite prior to 2003 and 1.5 million of the tons produced in 2003 represents production at Eveleth before it was acquired by United Taconite in the fourth quarter of 2003.

(b) Excludes production at United Taconite prior to 2003 and 1.5 million tons in 2003 produced by Eveleth prior to its acquisition by United Taconite in the fourth quarter of 2003.

(c) Production at LTV Steel Mining Company, permanently closed at end of 2000.

(d) Commenced pellet production in 1955, but was idle from mid-1986 until late 1989 due to bankruptcy of a former owner.

(e) As of December 31, 2003. Includes employees on layoff status. Represented employees are USWA at the mines and various unions at the LS&I Railroad.

(f) LS&I Railroad, corporate and other support services.

(g) Ownership as of February 13, 2004, which may be held through subsidiaries.

# 11-YEAR SUMMARY OF FINANCIAL AND OTHER STATISTICAL DATA CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| **Financial Data** (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEES) | | | |
| **For The Year** | | | |
| Operating Earnings (Loss) From Continuing Operations | | | |
| – Product Sales and Services | **$825.1** | $586.4 | $319.3 |
| – Royalties and Management Fees | **10.6** | 12.2 | 29.8 |
| – Total Operating Revenues | **835.7** | 598.6 | 349.1 |
| Cost of Goods Sold and Operating Expenses and AS&G Expenses | **860.1** | 606.5 | 373.9 |
| Operating Earnings (Loss) | **(24.4)** | (7.9) | (24.8) |
| Income (Loss) From Continuing Operations | **(34.9)** | (66.4) | (19.5) |
| Loss From Discontinued Operation | | (108.5) | (12.7) |
| Income (Loss) Before Extraordinary Gain and Cumulative Effect of Accounting Changes | **(34.9)** | (174.9) | (32.2) |
| Extraordinary Gain | **2.2** | | |
| Cumulative Effect of Accounting Changes Income (Loss)[a] | | (13.4) | 9.3 |
| Net Income (Loss) | **(32.7)** | (188.3) | (22.9) |
| Net Income (Loss) Per Common Share – Basic | | | |
| – From Continuing Operations | **(3.40)** | (6.58) | (1.93) |
| – From Discontinued Operation | | (10.72) | (1.26) |
| – Cumulative Effect of Accounting Changes and Extraordinary Gain | **0.21** | (1.32) | .92 |
| – Net Income (Loss)[b] | **(3.19)** | (18.62) | (2.27) |
| Net Income (Loss) Per Common Share – Diluted | | | |
| – From Continuing Operations | **(3.40)** | (6.58) | (1.93) |
| – From Discontinued Operation | | (10.72) | (1.26) |
| – Cumulative Effect of Accounting Changes and Extraordinary Gain | **0.21** | (1.32) | .92 |
| – Net Income (Loss)[b] | **(3.19)** | (18.62) | (2.27) |
| Distributions to Common Shareholders | | | |
| Regular Cash Dividends – Per Share | | | .40 |
| – Total | | | 4.1 |
| Special Dividends – Per Share | | | |
| – Total | | | |
| Repurchases of Common Shares | | | |
| **At Year-End** | | | |
| Cash and Cash Equivalents | **67.8** | 61.8 | 183.8 |
| Total Assets | **895.2** | 730.1 | 825.0 |
| Debt Obligations Effectively Serviced[d] | **34.6** | 67.4 | 173.9 |
| Net Cash From (Used By) Continuing Operating Activities | **42.7** | 40.9 | 28.9 |
| Shareholders' Equity | **228.1** | 79.3 | 374.2 |
| Book Value Per Common Share | **21.73** | 7.79 | 36.90 |
| Market Value Per Common Share | **50.95** | 19.85 | 18.30 |
| **Iron Ore Production and Sales Statistics (Millions of Gross Tons)** | | | |
| Production From Iron Ore Mines Managed By The Company | **30.3** | 27.9 | 25.4 |
| Company's Share of Iron Ore Production | **18.1** | 14.7 | 7.8 |
| Company's Sales Tons | **19.2** | 14.7 | 8.4 |
| **Other Information** | | | |
| Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)[e] | **(12.2)** | (21.6) | (0.3) |
| Earnings Before Interest and Taxes (EBIT)[e] | **(41.2)** | (55.5) | (23.7) |
| Common Shares Outstanding (Millions) – Average For Year | **10.3** | 10.1 | 10.1 |
| – At Year-End | **10.5** | 10.1 | 10.1 |
| Common Shares Price Range – High | **$54.40** | $32.25 | $22.45 |
| – Low | **14.75** | 15.70 | 13.65 |
| Employees at Year-End[f] | **3,956** | 3,858 | 4,302 |

[a] Effective January 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations;" effective January 1, 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the recognition of pension expense; and effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

[b] In 2003 the Company recognized a $2.2 million extraordinary gain in the acquisition of the former Eveleth Taconite Company; $3.3 million acquisition and startup costs for this same mine, renamed United Taconite Company and $8.7 million of restructuring charges related to a salaried employee reduction program. Results for 2002 include impairments of $95.7 million and $52.7 million (combined $14.67 per share) for impairment charges relating to discontinued operation and impairment of mining assets, respectively. Results for 2000 include an after-tax $9.9 million recovery on an insurance claim, a $5.2 million federal income tax credit, and a $7.1 million charge relating to a common stock investment (combined $.77 per share); 1999 includes a $4.4 million ($.39 per share) recovery relating primarily to prior years' state tax refunds; in 1998 a federal income tax credit of $3.5 million ($.31 per share); in 1997

| 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 |
|---|---|---|---|---|---|---|---|
| $379.4 | $316.1 | $465.7 | $406.1 | $470.1 | $424.8 | $348.5 | $280.4 |
| 36.5 | 40.9 | 36.4 | 35.7 | 37.1 | 35.8 | 32.0 | 29.0 |
| 415.9 | 357.0 | 502.1 | 441.8 | 507.2 | 460.6 | 380.5 | 309.4 |
| 384.7 | 337.8 | 425.0 | 374.9 | 413.6 | 371.4 | 316.8 | 270.1 |
| 31.2 | 19.2 | 77.1 | 66.9 | 93.6 | 89.2 | 63.7 | 39.3 |
| 26.7 | 10.5 | 58.9 | 55.9 | 61.0 | 57.8 | 42.8 | 54.6 |
| (8.6) | (5.7) | (1.5) | (1.0) | | | | |
| 18.1 | 4.8 | 57.4 | 54.9 | 61.0 | 57.8 | 42.8 | 54.6 |
| 18.1 | 4.8 | 57.4 | 54.9 | 61.0 | 57.8 | 42.8 | 54.6 |
| 2.57 | .95 | 5.23 | 4.92 | 5.26 | 4.84 | 3.54 | 4.55 |
| (.83) | (.52) | (.13) | (.09) | | | | |
| 1.74 | .43 | 5.10 | 4.83 | 5.26 | 4.84 | 3.54 | 4.55 |
| 2.55 | .95 | 5.19 | 4.89 | 5.23 | 4.82 | 3.53 | 4.53 |
| (.82) | (.52) | (.13) | (.09) | | | | |
| 1.73 | .43 | 5.06 | 4.80 | 5.23 | 4.82 | 3.53 | 4.53 |
| 1.50 | 1.50 | 1.45 | 1.30 | 1.30 | 1.30 | 1.23 | 1.20 |
| 15.7 | 16.7 | 16.3 | 14.8 | 15.1 | 15.5 | 14.8 | 14.4 |
| | | | | | | | 2.70 [c] |
| | | | | | | | 32.4 [c] |
| 15.6 | 17.2 | 11.5 | 4.9 | 19.5 | 10.8 | | |
| 29.9 | 67.6 | 130.3 | 115.9 | 169.4 | 148.8 | 141.4 | 161.0 |
| 727.8 | 679.7 | 723.8 | 694.3 | 673.7 | 644.6 | 608.6 | 549.1 |
| 74.0 | 74.7 | 75.4 | 74.9 | 72.9 | 76.3 | 84.2 | 88.6 |
| 31.6 | (4.8) | 89.8 | 40.8 | 87.6 | 61.3 | 75.6 | 70.3 |
| 402.0 | 407.3 | 437.6 | 407.4 | 370.6 | 342.6 | 311.4 | 280.4 |
| 39.73 | 38.27 | 39.25 | 36.02 | 32.59 | 28.96 | 25.74 | 23.25 |
| 21.56 | 31.13 | 40.31 | 45.81 | 45.38 | 41.00 | 37.00 | 37.38 |
| 41.0 | 36.2 | 40.3 | 39.6 | 41.5 | 41.1 | 36.7 | 33.8 |
| 11.8 | 8.8 | 11.4 | 10.9 | 12.0 | 11.3 | 8.3 | 6.8 |
| 10.4 | 8.9 | 12.1 | 10.7 | 12.7 | 11.9 | 9.7 | 7.8 |
| 57.3 | 33.8 | 88.6 | 88.8 | 108.2 | 85.6 | 70.6 | 86.7 |
| 31.9 | 11.3 | 68.3 | 69.9 | 90.6 | 68.8 | 56.2 | 73.2 |
| 10.4 | 11.1 | 11.3 | 11.4 | 11.6 | 11.9 | 12.1 | 12.0 |
| 10.1 | 10.6 | 11.2 | 11.3 | 11.4 | 11.8 | 12.1 | 12.1 |
| $31.38 | $43.56 | $57.69 | $47.13 | $46.88 | $46.75 | $45.50 | $37.50 |
| 19.69 | 26.81 | 36.06 | 40.00 | 36.25 | 36.13 | 34.00 | 28.75 |
| 5,645 | 5,947 | 6,029 | 5,951 | 6,251 | 6,411 | 6,504 | 6,173 |

after-tax credits of $8.8 million ($.77 per share); net contributions from non-recurring items and extraordinary charge of $2.4 million ($.20 per share) in 1995; and in 1993 recoveries on bankruptcy claims of $23.2 million ($1.92 per share). Operating results reflect the acquisition of Northshore in the fourth quarter of 1994.

[c] Includes securities at market value on distribution date.

[d] Includes the Company's share of unconsolidated mining ventures and equipment acquired on capital leases.

[e] EBITDA and EBIT, which include mining asset impairment charges of $2.6 million in 2003 and $52.7 million in 2002, are not presented as substitute measures of operating results or cash flow from operations, but because they are standards utilized by management to measure liquidity. For a reconciliation of EBITDA and EBIT to "Net cash from operating activities," see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations."

[f] Includes employees of unconsolidated mining ventures.

At December 31, 2003, the Company had 2,185 shareholders of record; at February 29, 2004, the Company had 2,037 shareholders of record.

# CLEVELAND-CLIFFS INC

Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, OH 44114-2589
Telephone: 216.694.5700
Fax: 216.694.4880

The principal market for Cleveland-Cliffs Inc common shares (ticker symbol CLF) is the New York Stock Exchange. The shares are also listed on the Chicago Stock Exchange.

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 800.446.2617

Date: May 11, 2004
Time: 11:30 a.m.
Place: Forum Conference Center
1375 East 9th Street
Cleveland, Ohio

Cliffs' Web site – www.cleveland-cliffs.com – has current information about Cliffs, including news releases and filings with the Securities and Exchange Commission (SEC). Quarterly conference calls are broadcast live on the Web site and archived for 30 days. Visitors to the Web site can register to receive e-mail alerts for notification of news releases and filings with the SEC.

Cliffs' Annual Report to the SEC (Form 10-K) and proxy statement are available on Cliffs' Web site. Copies of these reports and other Company publications may also be obtained by sending requests to Investor Relations, at the corporate office, or telephone 800.214.0739 or 216.694.5459.
E-mail: ir@cleveland-cliffs.com

| Years with Company | | Age |
|---|---|---|
| 34 | **John S. Brinzo**, 62<br>Chairman, President and Chief Executive Officer | |
| 3 | **David H. Gunning**, 61<br>Vice Chairman | |
| 31 | **William R. Calfee**, 57<br>Executive Vice President-Commercial | |
| 6 | **Edward C. Dowling, Jr.**, 48<br>Executive Vice President-Operations | |
| 22 | **Donald J. Gallagher**, 51<br>Senior Vice President, Chief Financial Officer and Treasurer | |
| 3 | **Randy L. Kummer**, 47<br>Senior Vice President-Human Resources | |
| 31 | **James A. Trethewey**, 59<br>Senior Vice President-Operations Improvement | |
| 35 | **John E. Lenhard**, 64<br>Vice President, Secretary and General Counsel | |
| 28 | **Robert J. Leroux**, 53<br>Vice President and Controller | |

**Donald J. Gallagher**, formerly Vice President-Sales, was named Senior Vice President, Chief Financial Officer and Treasurer.

**Cynthia B. Bezik**, formerly Senior Vice President-Finance, left the Company.

**Robert Emmet**, formerly Vice President-Financial Planning and Treasurer, retired from the Company after 27 years of service.

**Thomas J. O'Neil**, formerly President and Chief Operating Officer, moved to a non-officer position, President, Cliffs International Division, in preparation for retirement in July 2004.

**James A. Trethewey**, formerly Senior Vice President-Business Development, was named Senior Vice President-Operations Improvement.

34 **Damien Lebel**, 59
General Manager, Wabush Mines-Pointe Noire

26 **Michael P. Mlinar**, 50
General Manager, Cliffs Michigan Mines

1 **Donald R. Prahl**, 57
General Manager, Northshore Mine

8 **Todd D. Roth**, 37
Site Manager, United Taconite Mine

15 **John N. Tuomi**, 54
General Manager, Hibbing Taconite Mine and United Taconite Mine

37 **Richard M. Tuthill**, 60
General Manager, Wabush Mines-Scully

(Age and service at March 1, 2004)


CLF
Listed
NYSE


Recycled Paper

Designed by Dix & Eaton

# ETHICS & CORPORATE GOVERNANCE



| Director Since | Committees Served |
|---|---|
| 1997 | **John S. Brinzo** (5)<br>Chairman, President and Chief Executive Officer of the Company |
| 1996 | **Ronald C. Cambre** (2,3,5)<br>Former Chairman and Chief Executive Officer<br>Newmont Mining Corporation<br>*International mining company* |
| 1999 | **Ranko Cucuz** (2,4)<br>Former Chairman and Chief Executive Officer<br>Hayes Lemmerz International, Inc.<br>*International supplier of wheels to the auto industry* |
| 2001 | **David H. Gunning** (5)<br>Vice Chairman of the Company |
| 1986 | **James D. Ireland** III (1,3,5)<br>Managing Director<br>Capital One Partners, Inc.<br>*Private equity investment firm* |
| 1996 | **Francis R. McAllister** (2,3,5)<br>Chairman and Chief Executive Officer<br>Stillwater Mining Company<br>*Palladium and platinum producer* |
| 1995 | **John C. Morley** (1,4,5)<br>President/Evergreen Ventures Ltd., LLC.<br>a family office, and<br>Retired President and Chief Executive Officer<br>Reliance Electric Company<br>*Major industrial manufacturer* |
| 1991 | **Stephen B. Oresman** (1,3,5)<br>President<br>Saltash Ltd.<br>*Management consultants*<br>Chief Executive Officer<br>Technology Solutions Company<br>*Systems integration and business consulting firm* |
| 2002 | **Roger Phillips** (2,4)<br>Former President and Chief Executive Officer<br>IPSCO Inc.<br>*International steel producing company* |
| 2002 | **Richard K. Riederer** (1,3)<br>Former President and Chief Executive Officer<br>Weirton Steel Corporation<br>*Steel producing company* |
| 1991 | **Alan Schwartz** (2,4)<br>Professor, Yale Law School<br>and Yale School of Management |

**COMMITTEES:**
(1) Audit
(2) Board Affairs
(3) Compensation and Organization
(4) Finance
(5) Strategic Advisory

Cliffs promotes the highest level of ethical conduct from all employees and has established corporate governance practices that are designed to give the Board of Directors the tools to oversee management and enhance long-term shareholder value. Following are several key examples of Cliffs' corporate governance process:

- Nine of Cliffs' 11 Directors are independent.
- There is no family relationship among any of Cliffs' Directors and officers.
- All Directors are elected annually, and shareholders have cumulative voting rights.
- Independent Directors have designated a lead Director and meet at regularly scheduled executive sessions without management.
- Audit, compensation and organization, and nominating committees are composed entirely of independent Directors.
- Independent Directors must take a portion of their annual retainer in Company stock, in accordance with stock ownership guidelines.
- All Directors attended at least 80 percent of the meetings of the Board of Directors and Board Committees of which they were a member in 2003.
- Average service of independent Directors is eight years.
- Average age of independent Directors is 63.
- There is no retirement plan for independent Directors elected to the Board subsequent to 1998.
- A formal code of ethics provides guidance to Cliffs' Directors and employees.

Good corporate governance is more than a process; it is values lived. It is reflected in a commitment to integrity, one of Cliffs' core values. Ethical standards are not simply a set of rules, but rather the way we live and work day to day. Rules and regulations are important, but ultimately it is people of integrity committed to doing the right thing.

Cleveland-Cliffs Inc > 1100 Superior Avenue > Cleveland, OH 44114-2589 > www.cleveland-cliffs.com